Form 40-F
period 2011-12-31
PRIMERO MINING CORP
filed 2012-04-03
CIK 1455886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011	Commission File Number: 001-35278

PRIMERO MINING CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, British Columbia, Canada
(604) 669 0040
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered

Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 88,259,831 Common Shares as at December 31, 2011

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.
Yes [   ]     No [X]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]     No [   ]

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).
Yes [   ]     No [   ]

INTRODUCTORY INFORMATION

In this annual report on Form 40-F (the “Annual Report”), references to the “Company” or “Primero” mean Primero Mining Corp. and its subsidiaries, unless the context suggests otherwise.

Primero is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”) . The equity securities of the Company are further exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

The following documents of the Company are filed and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2011 (the “AIF”)	99.1
Audited financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of auditor with respect thereto	99.2
Management Discussion and Analysis of the Company for the year ended December 31, 2011 (the “MD&A”)	99.3

FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and documents incorporated by reference herein and include statements regarding the Company’s intent, belief or current expectation and that of the Company’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Report or in documents incorporated by reference in this Annual Report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements.

Forward-looking statements include, among others, statements regarding:

  the ability of the Company to expand production at the San Dimas Mine (as defined in the AIF);

  the ability of the Company to successfully operate the San Dimas Mine;

  the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms;

  the expected results of exploration activities;

  the recording of revenue under the Amended and Restated Silver Purchase Agreement (as defined in the AIF) at the fixed price realization and the recording of taxes on this basis;

  the identification of potential taxes as a contingent liability and retaining access to sufficient cash to satisfy such contingent liability;

  increased delineation at the San Dimas Mine that will lead to better grade control and the attainment of more consistent production targets in the future;

  the expected results of reclamation activities at the San Dimas Mine;

  the estimation or realization of Minerals Reserves (as defined in the AIF) and Mineral Resources (as defined in the AIF) and the realization of Mineral Reserve estimates (including all assumptions),

  the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves;

  the impact of new estimation methodologies on mine and production planning;

  the timing and success of exploration activities;

  the timing and the ability to expand the mill;

  intentions to become an intermediate gold producer;

  the timing and amount of estimated future production;

  the ability to generate cash flows that exceed capital requirements;

  capital expenditures and costs, including forecasted cash costs;

  the timing of the development of new mineral deposits;

  the sufficiency of future cash flows;

  requirements for additional capital and ability to complete future financings to raise additional capital for exploration, development and operational activities and for acquisitions;

  projected gold and silver production;

  expected ore grades, recovery rates and throughput;

  the ability of the Company to comply with environmental, safety and other regulatory requirements;

  expected or proposed development or construction activities, including additional tunnels, plant expansion, tailings improvements and hydro-electric improvements, and the expected costs thereof;

  expected environmental capital expenditures;

  expectations regarding currency fluctuations;

  future prices of precious and base metals;
  the ability of the Company to achieve a favourable advance ruling on its restructuring plan from Mexican tax authorities;

  the ability of the Company to obtain government approvals or permits in connection with the continued operation and development of the San Dimas Mines;

  the timing and results of union contract negotiations;

  the resolution of title disputes relating to the Company’s properties; and

  the timing and possible outcome of pending litigation.

The above forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Key assumptions upon which the Company’s forward-looking statements are based include the following:

  the specific assumptions set forth in the AIF and the MD&A;

  the expectations and beliefs of management;

  assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets;

  that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise;

  that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation;

  that development and expansion at the San Dimas Mine proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans;

  that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels or as set out in the AIF;

  that prices for gold and silver remain consistent with the Company’s expectations;

  that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company’s current expectations;

  that production meets expectations and is consistent with estimates;

  that plant, equipment and processes will operate as anticipated;

  that the Company’s current estimates of Mineral Reserves, Mineral Resources, mineral grades and mineral recovery are accurate;

  that the Company identifies higher grade veins in sufficient quantifies of minable ore in the Central Block and Sinaloa Graben;

  that the geology and vein structures in the Sinaloa Graben are as expected;

  that the Company completes the proposed tunnels and access routes;

  that the ratio of gold to silver price is maintained in accordance with the Company’s expectations;

  that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company;

  that the Company will maintain access to surface rights;

  that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of the San Dimas Mine;

  that the Company will be able to repay its indebtedness under the Promissory Note and Convertible Promissory Note (as defined in the AIF);

  that the Company can access financing, appropriate equipment and sufficient labour; and

  that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to:

  the specific risks set forth in the AIF and the MD&A;

  Mexican tax authorities may not provide a favourable advance ruling supporting the Company’s restructuring plan;

  if the Company is required to revert to paying taxes based on the market price of silver for all sales under the Amended and Restated Silver Purchase Agreement to SW Caymans (as defined in the AIF under "Acquisition of San Dimas Mine"), the Company may be required to pay higher taxes with higher silver prices, and the adverse tax consequences to the Company may, depending on the annual production of silver, increase in severity and the Company's cash flow may not be sufficient to fund its obligations, there may be an impairment loss and a write down of the San Dimas Mine and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties;

  the ability of the Company to achieve projected gold and silver production and, gold and silver grades;

  projected cash costs of production and capital expenditures may be greater than anticipated;

  the volatility of prices of gold, silver and other metals;

  the ratio between the market prices of gold and silver;

  uncertainty of Mineral Reserves, Mineral Resources, exploration potential, mineral grades and mineral recovery estimates;

  uncertainty of future production, delays in completion of the mill expansion, exploration and development plans;

  insufficient capital to complete mill expansion, development and exploration plans;

  inability to maintain or acquire attractive mining properties on terms it considers acceptable or at all, and other risks inherent with acquisitions;

  potentially unknown liabilities associated with the acquisition of the San Dimas Assets (as defined in the AIF under "Corporate Structure") and the shares of Silver Trading (as defined in the AIF under "Corporate Structure");

  delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;

  the Company’s ability to repay its indebtedness under the Promissory Note and Convertible Promissory Note and the Company's limited ability to incur additional indebtedness;

  the possibility that the Mexican government will contest the entitlement of the Company to a credit against federal tax payable;

  currency fluctuations;

  limitations on insurance coverage;

  financing of additional capital requirements;

  commercial viability of mineral deposits;

  cost of exploration and development programs;

  inability to complete the proposed tunnels, access routes or other development, for whatever reason;

  risks associated with having adequate infrastructure, including unexpected interruptions in power supply from the hydroelectric project;

  mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material;

  risks associated with competition in the mining industry;

  risks associated with the ability to retain key executives and certain operating personnel;

  risks associated with conflicting legal obligations of directors and officers of the Company who are directors and/or officers of other companies;

  risks associated with foreign operations;

  adverse changes to in labour relations legislation or in the relationship between the Company with its employees and unions at the San Dimas Mine;

  title disputes or claims;

  changes in governmental and environmental regulation that results in increased costs;

  cost of environmental expenditures and potential environmental liabilities;

  landowner dissatisfaction and disputes;

  failure of plant, equipment or processes to operate as anticipated;

  accidents, labour disputes and road blocks; and

  risks associated with having a significant shareholder.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in the AIF under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the AIF and the MD&A. Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information and statements contained in this AIF and the MD&A are made as of the date thereof and, accordingly, are subject to change after such date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this Annual Report, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Annual Report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This Annual Report includes estimates of mineral reserves (“Mineral Reserves”) that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Annual Report may not qualify as “reserves” under SEC standards.

In addition, this Annual Report uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” (together “Mineral Resources”) to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Annual Report is economically or legally mineable.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in the Company’s AIF that is incorporated into this Annual Report. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

International Financial Reporting Standards

The Company is permitted under the MJDS to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. Effective January 1, 2011, the Company began preparing its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards (“IFRS”). Accordingly, the Company’s financial statements are not comparable to financial statements of United States companies. Details on the adoption of IFRS are described in Note 20 to the audited consolidated financial statements of the Company for the year ended December 31, 2011.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes. Disclosure controls and procedures without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2011, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

  recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Assessment and Auditor’s Attestation Report

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2011, there were no changes in the Company’s internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s Corporate Governance policies and has separately designated the following committees:

  Human Resources Committee, as required by Section 303A.05 of the NYSE Listed Company Manual,

  Governance and Nominating Committee, as required by Section 303A.04 of the NYSE Listed Company Manual, and

  Audit Committee, as required by Section 303A.06 of the NYSE Listed Company Manual

The Board of Directors has determined that all the members of the Human Resources, Governance and Nominating, and Audit Committees are independent, based on the criteria for independence prescribed by section 303A.02 of the NYSE Listed Company Manual.

Human Resources Committee

The Human Resources Committee is comprised of three independent directors:

  David Demers (chair),

  Timo Jauristo, and

  Robert Quartermain.

The terms of reference for the Human Resources Committee are available on the Company’s website at www.primeromining.com.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three independent directors:

  Grant Edey (Chair),

  David Demers, and

  Robert Quartermain.

The terms of reference for the Governance and Nominating Committee are available on the Company’s website at www.primeromining.com.

AUDIT COMMITTEE

Composition of the Audit Committee

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company's Audit Committee is comprised of three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual:

  Michael Riley (Chair),

  Rohan Hazelton, and

  Grant Edey.

All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

Audit Committee Charter

The full text of the Charter for the Audit Committee is attached as Schedule A to the Company's AIF, which is filed as Exhibit 99.1 to this Annual Report. The Charter of the Audit Committee is also available on the Company’s website at www.primeromining.com.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Michael Riley, chairman of the Audit Committee, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act).

CODE OF ETHICS

Adoption of Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) for all its directors, executive officers and employees in accordance with Section 303A.10 of the NYSE Listed Company Manual. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Ethics is posted on the Company's website at www.primeromining.com.

Amendments or Waivers

During the fiscal year ended December 31, 2011, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's board or a board committee determines to grant any waiver of the code of business conduct and ethics for an executive officer or director, Section 303A.10 of the NYSE Listed Company Manual requires that the waiver must be disclosed to shareholders within four business days of such determination.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company by Deloitte & Touche LLP, the Company’s independent registered public auditing firm, in each of the last two years:

	Year Ended December 31

	2011(5)	2010(5)

Audit Fees (1)	$270,250	$267,840

Audit Related Fees (2)	87,000	63,600

Tax Fees (3)	215,040	17,040

All Other Fees (4)	0	0
Total	$572,290	$348,480

(1)

Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

Audit related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. These audit- related services include accounting consultations on proposed and completed transactions, services performed in connection with the Company’s listing on the NYSE, and services performed in connection with the Company’s transition to International Financial Reporting Standards in 2011.

(3)

Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included preparation of Canadian federal and provincial income tax returns, provision of advice on tax positions taken by the Company, and review of opinions relating to requests for rulings or technical advice from tax authorities.

(4)

All other fees represent aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported above under Audit Fees, Audit Related Fees or Tax Fees. No such fees were incurred in 2011 or 2010.

(5)	All amounts in Canadian dollars.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2011 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The following table presents information with respect to the Company’s known contractual obligations as at December 31, 2011:

	Less than one	1-3		More than 5
Total	year	Years	3 to 5 years	years
($000s)	($000s)	($000s)	($000s)	($000s)
Trade and other payables	$20,553	$20,553	-	-	-

Taxes payable	$4,213	$4,213	-	-	-

Convertible debt and interest	$31,846	$31,846	-	-	-

Promissory note and interest	$63,900	$17,424	$14,626	$31,850	-

Minimal rental and operating lease payments	$1,115	$512	$603	-	-

Reclamation and closure cost obligations	$19,362	-	-	-	$19,362

Commitment to purchase plant and equipment	$694	$694	-	-	-

Total	$141,683	$75,242	$15,229	$31,850	$19,362

NYSE CORPORATE GOVERNANCE

The Company's common shares are listed on the NYSE. Section 303A.11 of the NYSE Listed Company Manual permits foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE listing standards is set forth on the Company's website at www.primeromining.com.

In addition, the Company may from time-to-time seek relief from NYSE corporate governance requirements on specific transactions under Section 303A.11 of the NYSE Listed Company Manual, in which case, the Company shall make the disclosure of such transactions available on its website at www.primeromining.com. Information contained on the Company's website is not part of this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company did not have any mines in the United States during the fiscal year ended December 31, 2011.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:

  the securities registered pursuant to Form 40-F;

  the securities in relation to which the obligation to file an annual report on Form 40-F arises; or

  transactions in said securities.

Consent to Service of Process

Concurrently with the filing of its Registration Statement on Form 40-F with the SEC on August 11, 2011, the Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 2, 2012	PRIMERO MINING CORP.

By:	/s/ Joseph F. Conway
Joseph F. Conway
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal
Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2011

99.2	Audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2011 and 2010 together with the report of the auditors thereon

99.3	Managements Discussion and Analysis of the Company for the year ended December 31, 2011

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Deloitte & Touche LLP dated April 2, 2012 relating to their audit report dated March 27, 2012 on the financial statements of the Company for the years ended December 31, 2011 and 2010

99.9	Consent of Gordon Watts dated April 2, 2012

99.10	Consent of Velasquez Spring dated April 2, 2012

99.11	Consent of Herbert A. Smith dated March 29, 2012

99.12	Consent of J. Morton Shannon dated March 29, 2012

99.13	Consent of Rodney Webster dated March 29, 2012