Form 40-F/A
period 2011-12-31
PRIMERO MINING CORP
filed 2012-05-24
CIK 1455886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment No. 1

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
Yes [   ]     No [   ]

EXPLANATORY NOTE

Primero Mining Corp. (the “Company” or “Primero”) is filing this Amendment No. 1 to its Annual Report on Form 40-F (the “Annual Report”) in order to file with the United States Securities and Exchange Commission (the “SEC”) its amended Annual Information Form dated May 15, 2012 (the “Amended AIF”) filed with Canadian Securities Administrators via the SEDAR web site on May 23, 2012. The Amended AIF includes updated scientific and technical information relating to the Company’s San Dimas property (the “Property”) that was required to be disclosed in the original Annual Information Form (the “Original AIF”) but was not available at the time that the Original AIF was filed with Canadian securities Administrators via the SEDAR web site on April 3, 2012. The Company was required to file the Amended AIF pursuant to the decision of the British Columbia Securities Commission dated April 2, 2012. No other amendments are being made to the Annual Report as originally filed.

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

The following documents of the Company are filed and incorporated by reference into this Annual Report:

Document	Exhibit No.
Amended Annual Information Form of the Company for the year ended December 31, 2011	99.1 (1)
Audited financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of auditor with respect thereto	99.2 (2)
Management Discussion and Analysis of the Company for the year ended December 31, 2011 (the “MD&A”)	99.3 (2)

(1)	Filed as an exhibit hereto.

(2)	Previously filed as an exhibit to the Company’s original Annual Report filed with the SEC on April 3, 2012

FORWARD-LOOKING STATEMENTS

This Annual Report, as amended, includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report, as amended, and documents incorporated by reference herein and include statements regarding the Company’s intent, belief or current expectation and that of the Company’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Report, as amended, or in documents incorporated by reference in this Annual Report, as amended, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements.

Forward-looking statements include, among others, statements regarding:

  the ability of the Company to expand production at the San Dimas Mine (as defined in the AIF, as amended,);

  the ability of the Company to successfully operate the San Dimas Mine;

  the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms;

  the expected results of exploration activities;

  the recording of revenue under the Amended and Restated Silver Purchase Agreement (as defined in the AIF, as amended,) at the fixed price realization and the recording of taxes on this basis;

  the identification of potential taxes as a contingent liability and retaining access to sufficient cash to satisfy such contingent liability;

  increased delineation at the San Dimas Mine that will lead to better grade control and the attainment of more consistent production targets in the future;

  the expected results of reclamation activities at the San Dimas Mine;

  the estimation or realization of Minerals Reserves (as defined in the AIF, as amended,) and Mineral Resources (as defined in the AIF, as amended,) and the realization of Mineral Reserve estimates (including all assumptions), the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves;

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

  the specific assumptions set forth in the AIF, as amended, and the MD&A;

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

  that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels or as set out in the AIF, as amended,;

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

  that the Company will be able to repay its indebtedness under the Promissory Note and Convertible Promissory Note (as defined in the AIF, as amended,);

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

  the specific risks set forth in the AIF, as amended, and the MD&A;

  Mexican tax authorities may not provide a favourable advance ruling supporting the Company’s restructuring plan;

  if the Company is required to revert to paying taxes based on the market price of silver for all sales under the Amended and Restated Silver Purchase Agreement to SW Caymans (as defined in the AIF, as amended, under “Acquisition of San Dimas Mine”), the Company may be required to pay higher taxes with higher silver prices, and the adverse tax consequences to the Company may, depending on the annual production of silver, increase in severity and the Company’s cash flow may not be sufficient to fund its obligations, there may be an impairment loss and a write down of the San Dimas Mine and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties;

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

  potentially unknown liabilities associated with the acquisition of the San Dimas Assets (as defined in the AIF, as amended, under “Corporate Structure”) and the shares of Silver Trading (as defined in the AIF, as amended, under “Corporate Structure”);

  delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;

  the Company’s ability to repay its indebtedness under the Promissory Note and Convertible Promissory Note and the Company’s limited ability to incur additional indebtedness;

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

Investors are advised to carefully review and consider the risk factors identified in the AIF, as amended, under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the AIF, as amended, and the MD&A. Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information and statements contained in this AIF, as amended, and the MD&A are made as of the date thereof and, accordingly, are subject to change after such date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this Annual Report, as amended, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Annual Report, as amended, have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This Annual Report, as amended, includes estimates of mineral reserves (“Mineral Reserves”) that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Annual Report, as amended, may not qualify as “reserves” under SEC standards.

In addition, this Annual Report, as amended, uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” (together “Mineral Resources”) to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

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

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Annual Report, as amended, is economically or legally mineable.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in the Company’s AIF, as amended, that is incorporated into this Annual Report, as amended,. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this Annual Report, as amended, and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

Date: May 23, 2012	PRIMERO MINING CORP.

	By:	/s/ Joseph F. Conway
Joseph F. Conway
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal
Documents

99.1	Amended Annual Information Form of the Company for the year ended December 31, 2011 (2)

99.2	Audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2011 and 2010 together with the report of the auditors thereon (1)

99.3	Managements Discussion and Analysis of the Company for the year ended December 31, 2011 (1)

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (2)

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (2)

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)

Consents

99.8	Consent of Deloitte & Touche LLP dated April 2, 2012 relating to their audit report dated March 27, 2012 on the financial statements of the Company for the years ended December 31, 2011 and 2010 (1)

99.9	Consent of Gordon Watts dated April 2, 2012 (1)

99.10	Consent of Velasquez Spring dated April 2, 2012 (1)

99.11	Consent of Herbert A. Smith dated May 23, 2012 (2)

99.12	Consent of J. Morton Shannon dated May 23, 2012 (2)

99.13	Consent of Rodney Webster dated May 23, 2012 (2)

99.14	Consent of Alan Riles dated May 23, 2012 (2)

(1)               Previously filed as an exhibit to the Annual Report on Form 40-F of the Company for the year ended December 31, 2011 filed on April 3, 2012.

(2)               Filed as an exhibit to this Amendment No. 1 to Annual Report on Form 40-F of the Company for the year ended December 31, 2011.

2