Form 40-F/A
period 2011-12-31
PRIMERO MINING CORP
filed 2012-11-08
CIK 1455886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A
Amendment No. 2

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual Information Form	[ x ] Audited Annual Financial Statements

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
Yes[   ]        No[ x ]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes[ x ]        No[   ]

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).
Yes[   ]        No[   ]

EXPLANATORY NOTE

Primero Mining Corp. (the “Company” or “Primero”) is filing this Amendment No. 2 to its Annual Report on Form 40-F for the year ended December 31, 2011, as originally filed on April 3, 2012 and subsequently amended on May 24, 2012 (the “Annual Report”) in order to amend the Annual Report by filing with the United States Securities and Exchange Commission (the “SEC”) the restated audited financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of its auditor with respect thereto, together with the Amended and Restated Management Discussion and Analysis of the Company for the year ended December 31, 2011. In addition, the Company is amending its earlier disclosure regarding its conclusion as to the effectiveness of its disclosure controls and procedures in order to disclose that such disclosure controls and procedures were not effective as at December 31, 2011 as a result of a material weakness that led to the amendment and restatement of the Company’s audited financial statements for the years ended December 31, 2011 and 2010 that were included in the original Annual Report. The Company has also amended its Forward Looking Statement disclosure to reflect recently announced corporate developments. No other amendments are being made to the Annual Report as originally filed and subsequently amended and this Amendment No 2 does not purport to amend any other item of the Annual Report to reflect events that have occurred after the original date that the initial Annual Report was filed.

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

The following documents of the Company are filed and incorporated by reference into this Annual Report:

Document	Exhibit No.
Amended Annual Information Form of the Company for the year ended December 31, 2011 (the “AIF”)	99.1 (1)
Restated audited financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of auditor with respect thereto	99.2 (2)
Amended and restated Management Discussion and Analysis of the Company for the year ended December 31, 2011 (the “MD&A”)	99.3 (2)

(1)	Previously filed as an exhibit to the Company’s Amendment No. 1 to Annual Report filed with the SEC on May 24, 2012

(2)	Filed as an exhibit hereto.

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

  the ability of the Company to maintain effective internal controls over financial reporting; and

  the timing and possible outcome of pending litigation.

The above forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Key assumptions upon which the Company’s forward-looking statements are based include the following:

  the specific assumptions set forth in the AIF, as amended, and the MD&A, as amended;

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

  that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben;

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

  the specific risks set forth in the AIF, as amended, and the MD&A, as amended;

  the ability of the Company to continue to pay taxes on silver sold under the Amended and Restated Silver Purchaser Agreement at realized prices;

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

Investors are advised to carefully review and consider the risk factors identified in the AIF, as amended, under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the AIF, as amended, and the MD&A, as amended. Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information and statements contained in this AIF, as amended, and the MD&A, as amended, are made as of the date thereof and, accordingly, are subject to change after such date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

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

This Annual Report, as amended, includes estimates of mineral reserves (“Mineral Reserves”) that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Annual Report, as amended, may not qualify as “reserves” under SEC standards.

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

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Re-Evaluation of Disclosure Controls and Procedures

For the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2011, a re-evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that re-evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report and as a result of the material weakness identified in the Amended and Restated Management Discussion and Analysis under “Internal control over financial reporting, as restated”, the Company’s disclosure controls and procedures were not effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

Date: November 7, 2012	PRIMERO MINING CORP.

	By:	/s/ Joseph F. Conway
Joseph F. Conway
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
Principal
Documents
99.1	Amended Annual Information Form of the Company for the year ended December 31, 2011 (2)
99.2	Restated audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2011 and 2010 together with the report of the auditors thereon (3)
99.3	Amended and restated Management Discussion and Analysis of the Company for the year ended December 31, 2011 (3)
Certifications
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (3)
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (3)
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (3)
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (3)
Consents
99.8

Consent of Deloitte & Touche LLP dated November 7, 2012 relating to their audit report dated November 7, 2012 on the restated financial statements of the Company for the years ended December 31, 2011 and 2010 (3)

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

(2) Filed as an exhibit to the Amendment No. 1 to Annual Report on Form 40-F of the Company for the year ended December 31, 2011 filed on May 24, 2012.

(3) Filed as an exhibit to this Amendment No. 2 to Annual Report on Form 40-F of the Company for the year ended December 31, 2011.