Form 40-F
period 2012-12-31
PRIMERO MINING CORP
filed 2013-04-02
CIK 1455886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 97,205,622 Common Shares as at December 31, 2012

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).

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

Primero is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The equity securities of the Company are further exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

The following documents of the Company are filed and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2012 (the “AIF”)	99.1
Audited financial statements of the Company for the years ended December 31, 2012 and 2011, including the report of auditor with respect thereto	99.2
Managements’ Discussion and Analysis of the Company for the year ended December 31, 2012 (the “MD&A”)	99.3

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

  the ability of the Company to mine at the San Dimas Mine by long-hole mining;

  the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms;

  the expected results of exploration activities;

  the recording of revenue under the Amended and Restated Silver Purchase Agreement (as defined in the AIF) at the fixed price realized and the recording of taxes on this basis;

  increased delineation at the San Dimas Mine that will lead to better grade control and the attainment of more consistent production targets in the future;

  the expected results of reclamation activities at the San Dimas Mine;

  the timing and ability to upgrade the Tayoltita mine laboratory;

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

  the timing and amount of estimated future capital expenditures and costs, including forecasted cash costs;

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

  expectations regarding the Company’s safety processes;

  expectations regarding currency fluctuations;

  future prices of precious and base metals;

  the ability of the Company to obtain government approvals or permits in connection with the continued operation and development of the San Dimas Mines;

  the timing and results of union contract negotiations;

  the resolution of title disputes relating to the Company’s properties;

  the timing and possible outcome of pending litigation;

  the ability of the Company to complete the acquisition of Cerro and, if completed, the impact of the completion of this acquisition on the business and operations of the Company; and

  the ability of the Company to maintain effective internal control over financial reporting.

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

  assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets are correct;

  that Mexican tax laws with respect to the advance pricing agreement ruling will not be changed and there will be no change to the favourable advance ruling of Mexican tax authorities supporting the Company’s advance pricing agreement;

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

  that the Company will be able to repay its indebtedness under the Promissory Note (as defined in the AIF);

  that the Company can access financing, appropriate equipment and sufficient labour; and

  that the political environment within Mexico will continue to support the development of environmentally safe mining projects;

  that the Company will be able to complete the acquisition of Cerro on the agreed terms; and

  that the changes to the Company’s internal control over financial reporting undertaken in 2012 will enable the Company to continue to maintain effective internal control over financial reporting.

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

  if changes to Mexican tax laws or a reversal by Mexican tax authorities of their favourable ruling supporting the Company’s advance pricing agreement require the Company to revert to paying taxes based on the market price of silver for all sales under the Amended and Restated Silver Purchase Agreement to SW Caymans (as defined in the AIF under “Business of Primero – Amended and Restated Silver Purchase Agreement”), the Company will be required to pay higher taxes associated with silver sales, which adverse tax consequences will increase in severity with increased silver production and increased silver prices and will adversely impact the Company’s results of operations and cash flows from operations;

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

  potentially unknown liabilities associated with the acquisition of the San Dimas Assets (as defined in the AIF under “Corporate Structure”) and the shares of Silver Trading (as defined in the AIF under “Corporate Structure”);

  delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;

  the Company’s ability to repay its indebtedness under the Promissory Note and the Company’s limited ability to incur additional indebtedness;

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

  risks associated with having a significant shareholder;

  the acquisition of Cerro may not be completed and, if completed, risks associated with the business and properties of Cerro; and

  changes undertaken to the Company’s internal control over financial reporting in 2012 will not result in the Company’s ability to maintain effective internal control over financial reporting.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in the AIF under the heading “Risk Factors” and in the MD&A under the headings “Risks and uncertainties” and “Other risks and uncertainties” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the AIF and the MD&A. Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information and statements contained in this AIF and the MD&A are made as of the date thereof and, accordingly, are subject to change after such date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

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

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies, other than in certain limited circumstances.

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

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

  recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

The Company is required under the Exchange Act to maintain internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management’s Assessment of Effectiveness of Internal Control Over Financial Reporting

With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at December 31, 2012. In making this evaluation, the Company’s management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2012.

Auditor’s Attestation Report

The Company is an “emerging growth company”, as defined under the Exchange Act, and is not required under Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended by the Jumpstart Our Business Startups Act, to include an auditor attestation report on the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012, there were no changes in the Company’s internal control over financial reporting during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, except as follows:

  during the three months ended September 30, 2012, the Company engaged an external tax consultant to perform a review of its third quarter 2012 taxation working papers to ensure compliance with IFRS; and

  during the three months ended September 30, 2012 and as a result of engagement of the external tax consultant, management amended its period close procedures to include procedures to more closely monitor accounting for deferred income taxes in accordance with IFRS and, on an ongoing basis, these amended close procedures will include the review of the Company’s taxation working papers at the end of every quarter by the external tax consultant.

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

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

AUDIT COMMITTEE

Composition of the Audit Committee

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company's Audit Committee is comprised of four directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual:

  Michael Riley (Chair),

  Rohan Hazelton,

  Grant Edey, and

  David Demers.

All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

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

Amendments or Waivers

During the fiscal year ended December 31, 2012, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's board or a board committee determines to grant any waiver of the code of business conduct and ethics for an executive officer or director, Section 303A.10 of the NYSE Listed Company Manual requires that the waiver must be disclosed to shareholders within four business days of such determination.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company by Deloitte LLP, the Company’s independent registered public auditing firm, in each of the last two years:

	Year Ended December 31
	2012(5)	2011(5)

Audit Fees (1)	$280,940	$270,250

Audit Related Fees (2)	71,881	87,000

Tax Fees (3)	12,733	215,040

All Other Fees (4)	51,360	0

Total	$416,914	$572,290

(1)

Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

Audit related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. These audit- related services include review of opinions relating to requests for rulings or technical advice from tax authorities, regulatory fees billed by the external auditor to the Company, accounting consultations on proposed transactions, services performed in connection with the Company’s listing on the NYSE, and services performed in connection with the Company’s transition to International Financial Reporting Standards in 2011.

(3)

Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included preparation of Canadian federal and provincial income tax returns.

(4)

Other fees in 2012 related to services in connection with the review, consent and comfort with respect to the Company’s preliminary and final prospectus’ filed in September and October 2012. These fees were reimbursed by Goldcorp, Inc. pursuant to an agreement between the Company and Goldcorp, Inc. No other fees were billed in 2011 for products and services provided by the principal accountant other than the services reported above under Audit Fees, Audit Related Fees and Tax Fees.

(5)	All amounts in Canadian dollars.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2012 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

The following table presents information with respect to the Company’s known contractual obligations as at December 31, 2012:

		Less than one	1-3		More than 5
	Total	year	Years	3 to 5 years	years
	($000s)	($000s)	($000s)	($000s)	($000s)

Trade and other payables	23,645	23,645	-	-	-

Taxes payable	8,264	2,209	-	-	6,055

Share-based compensation payable	16,864	12,874	3,990	-	-

Promissory note and interest	45,196	14,933	30,263	-	-

Minimal rental and operating lease payments	2,836	941	1,100	795	-

Reclamation and closure cost obligations	28,869	2,352	2,283	-	24,234

Commitment to purchase plant and equipment	3,694	3,694	-	-	-

Total	129,368	60,648	37,636	795	30,289

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company did not have any mines in the United States during the fiscal year ended December 31, 2012.

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

Date: April 1, 2013		PRIMERO MINING CORP.

	By:	/s/ Joseph F. Conway
Joseph F. Conway
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2012 (1)

99.2	Audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2012 and 2011 together with the report of the auditors thereon (1)

99.3	Managements’ Discussion and Analysis of the Company for the year ended December 31, 2012 (1)

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

Consents

99.8	Consent of Deloitte LLP dated April 1, 2013 relating to their audit report dated February 20, 2013 on the financial statements of the Company for the years ended December 31, 2012 and 2011 (1)

99.9	Consent of Herbert A. Smith dated March 28, 2013 (1)

99.10	Consent of J. Morton Shannon dated March 28, 2013 (1)

99.11	Consent of Rodney Webster dated March 29, 2013 (1)

99.12	Consent of Alan Riles dated March 29, 2013 (1)

99.13	Consent of Timothy Carew dated March 26, 2013 (1)

99.14	Consent of Thomas Dyer dated March 26, 2013 (1)

99.15	Consent of Peter Hayward dated March 27, 2013 (1)

Exhibit Number	Exhibit Description

99.16	Consent of John Skeet dated March 26, 2013 (1)

99.17	Consent of Gabriel Voicu dated March 28, 2013 (1)

(1)	Filed as an Exhibit to this Annual Report to Form 40-F