Form 40-F
period 2013-12-31
PRIMERO MINING CORP
filed 2014-04-01
CIK 1455886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013	Commission File Number: 001-35278

PRIMERO MINING CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable

(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 115,726,035 Common Shares as at December 31, 2013

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.
Yes [   ] No [ x ]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ] No [   ]

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

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

The following documents of the Company are filed and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2013 (the “AIF”)	99.1
Audited financial statements of the Company for the years ended December 31, 2013 and 2012, including the report of independent registered public accounting firm with respect thereto	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2013 (the “MD&A”)	99.3

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

  viability, permitting and development of the Cerro del Gallo Project (as defined in the AIF) being consistent with Primero’s current expectations;

  the viability of the Black Fox Mine and the Grey Fox Project (each as defined in the AIF);

  the development and expansion of the Black Fox Mine and the Grey Fox Project on a basis consistent with the Company’s current expectations;

  the impact of the completion of the acquisition of Brigus on the business and operations of the Company;

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

  the expected results of reclamation activities at the San Dimas Mine;

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

  the timing and the ability to expand the San Dimas mill;

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

  the ability of the Company to obtain government approvals or permits in connection with the continued operation and development of the San Dimas Mine, the Black Fox Mine, the Cerro del Gallo Project and the Grey Fox Project;

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

  that the Company’s current estimates of Mineral Reserves, Mineral Resources, mineral grades and mineral recoveries are accurate;

  that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben consistent with estimations;

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

  that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of the San Dimas Mine, the Cerro del Gallo Project, the Black Fox Mine and the Grey Fox Project;

  that the Company will be able to repay its indebtedness under the Promissory Note (as defined in the AIF) and fund the tender offer for the outstanding senior unsecured debentures of Brigus;

  that the Company can access financing, appropriate equipment and sufficient labour; and

  that the political environment within Mexico will continue to support the development of the Company’s mining projects; and

  that the changes to the Company’s internal control over financial reporting undertaken in 2012 will enable the Company to continue to maintain effective internal control over financial reporting.

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

  if the Company is required to revert to paying taxes based on the market price of silver for all sales under the Amended and Restated Silver Purchase Agreement to SW Caymans (as defined in the AIF), the Company may be required to pay higher taxes with higher silver prices, and the adverse tax consequences to the Company may, depending on the annual production of silver, increase in severity and the Company’s cash flow may not be sufficient to fund its obligations, there may be an impairment loss and a write down of the San Dimas Mine and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties;

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

  potentially unknown liabilities associated with the acquisition of the San Dimas Assets (as defined in the AIF under “Corporate Structure”), the shares of Silver Trading (as defined in the AIF under “Corporate Structure”), the acquisition of Cerro Resources NL (the “Cerro Acquisition”) and the Brigus Acquisition (as defined in the AIF);

  delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;

  the Company’s ability to repay its indebtedness under the Promissory Note and the Company’s limited ability to incur additional indebtedness;

  the Company’s ability to fund the tender offer for the outstanding senior unsecured debentures of Brigus;

  currency fluctuations;

  limitations on insurance coverage;

  financing of additional capital requirements;

  commercial viability of mineral deposits;

  costs of exploration and development programs;

  inability to complete the proposed tunnels, access routes or other development, for whatever reason;

  risks associated with having adequate infrastructure, including unexpected interruptions in power supply to the San Dimas Mine from the hydroelectric project;

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

  adverse changes to in labour relations legislation or in the relationship between the Company with its employees and unions at the San Dimas Mine or with its employees at the Black Fox Mine and the Cerro del Gallo Project;

  title disputes or claims;

  changes in governmental and environmental regulation that results in increased costs;

  costs of environmental expenditures and potential environmental liabilities;

  landowner dissatisfaction and disputes;

  failure of plant, equipment or processes to operate as anticipated;

  accidents, labour disputes and road blocks;

  risks associated with the completion of the Brigus Acquisition and the Cerro Acquisition; and

  changes undertaken to the Company’s internal control over financial reporting in 2012 will not result in the Company’s ability to maintain effective internal control over financial reporting.

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

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in the Company’s AIF and MD&A that are incorporated into this Annual Report. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

International Financial Reporting Standards

The Company is permitted under the MJDS to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. Effective January 1, 2011, the Company began preparing its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). Accordingly, the Company’s financial statements are not comparable to financial statements of United States companies.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2013, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

Management’s Assessment of Effectiveness of Internal Control Over Financial Reporting

With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at December 31, 2013. In making this evaluation, the Company’s management used the criteria established in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2013.

Auditor’s Attestation Report

The Company is an “emerging growth company”, as defined under the Exchange Act, and is not required under Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended by the Jumpstart Our Business Startups Act, to include an auditor attestation report on the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s Corporate Governance policies and has separately designated the following committees:

  Human Resources Committee, as required by Section 303A.05 of the NYSE Listed Company Manual,

  Governance and Nominating Committee, as required by Section 303A.04 of the NYSE Listed Company Manual,

  Audit Committee, as required by Section 303A.06 of the NYSE Listed Company Manual; and

  Corporate Responsibility Committee

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

Corporate Responsibility Committee

The Corporate Responsibility Committee is comprised of three independent directors:

  Rohan Hazelton (Chair),

  Brad Marchant, and

  Eduardo Luna.

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

Amendments or Waivers

During the fiscal year ended December 31, 2013, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's board or a board committee determines to grant any waiver of the code of business conduct and ethics for an executive officer or director, Section 303A.10 of the NYSE Listed Company Manual requires that the waiver must be disclosed to shareholders within four business days of such determination.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company by Deloitte LLP, the Company’s independent registered public accounting firm, in each of the last two years:

	Year Ended December 31
	2013(5)	2012(5)
Audit Fees (1)	$330,500	$280,940
Audit Related Fees (2)	63,200	71,881
Tax Fees (3)	935	12,733
All Other Fees (4)	49,000	51,360
Total	$443,635	$416,914

(1)

Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

Audit related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. These audit- related services include review of opinions relating to requests for rulings or technical advice from tax and regulatory authorities, regulatory fees billed by the external auditor to the Company, accounting consultations on proposed transactions, and services provided on the completion of the Cerro Resource NL acquisition.

(3)

Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included tax compliance assistance in 2013, and preparation of Canadian federal and provincial income tax returns in 2012.

(4)

Other fees in 2013 related to transaction related services. Other fees in 2012 related to services in connection with the review, consent and comfort with respect to the Company’s preliminary and final prospectus’ filed in September and October 2012. These fees were reimbursed by Goldcorp, Inc. pursuant to an agreement between the Company and Goldcorp, Inc.

(5)	All amounts in Canadian dollars.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2013 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

The following table presents information with respect to the Company’s known contractual obligations as at December 31, 2013:

		Less than one	1-3		More than 5
	Total	year	Years	3 to 5 years	years
	($000s)	($000s)	($000s)	($000s)	($000s)

Trade and other payables and accrued liabilities	33,958	33,958	-	-	-

Share-based payments	8,144	5,054	3,090	-	-

Promissory note and interest	30,262	6,678	23,584	-	-

Minimal rental and operating lease payments	4,799	2,530	1,534	735	-

Reclamation and closure cost obligations	31,347	-	4,790	-	26,557

Commitment to purchase plant and equipment	6,062	6,062	-	-	-

Total	114,572	54,282	32,998	735	26,557

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company did not have any mines in the United States during the fiscal year ended December 31, 2013.

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

Date: March 31, 2014	PRIMERO MINING CORP.

By: /s/ Joseph F. Conway

Joseph F. Conway
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
Principal
Documents
99.1	Annual Information Form of the Company for the year ended December 31, 2013 (1)
99.2	Audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2013 and 2012 together with the report of the independent registered public accounting firm thereon (1)
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2013 (1)
Certifications
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)
Consents
99.8	Consent of Deloitte LLP dated March 31, 2014 (1)
99.9	Consent of Herbert A. Smith dated March 31, 2014 (1)
99.10	Consent of J. Morton Shannon dated March 31, 2014 (1)
99.11	Consent of Rodney Webster dated March 31, 2014 (1)
99.12	Consent of Alan Riles dated March 31, 2014 (1)
99.13	Consent of Timothy Carew dated March 31, 2014 (1)
99.14	Consent of Thomas Dyer dated March 31, 2014 (1)
99.15	Consent of Peter Hayward dated March 31, 2014 (1)
99.16	Consent of John Skeet dated March 31, 2014 (1)

Exhibit Number	Exhibit Description
99.17	Consent of Gabriel Voicu dated March 31, 2014 (1)
99.18	Consent of Tetra Tech WEI Inc. dated March 31, 2014 (1)
99.19	Consent of Howard Bird dated March 31, 2014 (1)
99.20	Consent of Bruno Turcotte dated March 31, 2014 (1)
99.21	Consent of Carl Pelletier dated March 31, 2014 (1)
99.22	Consent of Pierre-Luc Richard dated March 31, 2014 (1)
99.23	Consent of Paul Daigle dated March 31, 2014 (1)
99.24	Consent of Dan Sweeney dated March 31, 2014 (1)

(1)	Filed as an Exhibit to this Annual Report to Form 40-F

2