Form 40-F
period 2014-12-31
PRIMERO MINING CORP
filed 2015-03-31
CIK 1455886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

Commission File Number: 001-35278

PRIMERO MINING CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable

(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

79 Wellington Street West, TD South Tower
Suite 2100, Toronto, ON,
M5K 1H1, Canada
(416) 814 3160
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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 161,555,875 Common Shares as at December 31, 2014

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.
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

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

The following documents of the Company are filed as exhibits to this Annual Report and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2014 (the “AIF”)	99.1
Audited financial statements of the Company for the years ended December 31, 2014 and 2013, including the reports of independent registered public accounting firm with respect thereto	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2014 (the “MD&A”)	99.3

FORWARD-LOOKING STATEMENTS

This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and documents incorporated by reference herein and include statements regarding the Company’s intent, belief or current expectation and those of the Company’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Report or in documents incorporated by reference in this Annual Report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Company’s actual results to differ materially from those expressed or implied in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements.

Forward-looking statements include, among others, statements regarding:

  the ability of the Company to expand production at the San Dimas Mine (as defined in the AIF);

  the ability of the Company to successfully operate the San Dimas Mine;

  the ability of the Company to mine at the San Dimas by long-hole mining;

  the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms;

  the expected results of exploration activities;

  the recording of revenue under the Amended and Restated Silver Purchase Agreement (as defined in the AIF) at the fixed price realized and the recording of taxes on that basis;

  increased delineation at the San Dimas Mine that will lead to better grade control and the attainment of more consistent production targets in the future; expected results of reclamation activities at the San Dimas Mine;

  the expected results of reclamation activities at the San Dimas Mine;

  the timing and ability to further expand the San Dimas Mill;

  the estimation of Minerals Reserves (as defined in the AIF) and Mineral Resources (as defined in the AIF) and the realization of Mineral Reserve estimates (including all assumptions),

  the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves;

  the impact of new estimation methodologies on mine and production planning;

  the timing and success of exploration activities;

  the timing and amount of estimated future production;

  the ability to generate cash flows that exceed capital requirements;

  intentions to become an intermediate gold producer

  the timing and amount of estimated future capital expenditures and costs, including forecasted cash costs;

  the timing of the development of new mineral deposits;

  the sufficiency of future cash flows;

  requirements for additional capital and ability to complete future financings to raise additional capital for exploration, development and operational activities and for acquisitions;

  projected gold and silver production;

  expected ore grades, recovery rates and through-put;

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

  the ability of the Company to obtain government approvals or permits in connection with the continued exploration, operation and development of the San Dimas Mine, the Cerro del Gallo Project and the Black Fox Complex, ;

  the viability of the Black Fox Complex;

  the development and expansion of the Black Fox Complex on a basis consistent with the Company’s current expectations;

  the expected results of reclamation activities at the Black Fox Complex;

  increased delineation at the Black Fox Complex that will lead to better grade control and the attainment of more consistent production targets in the future;

  the anticipated results of the exploration programs at the Black Fox Complex; and

  the impact of the acquisitions on the business and operations of the Company; and

  the ability of the Company to maintain effective internal control over financial reporting.

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

  that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of the San Dimas Mine and the Black Fox Complex;;

  that the Company will be able to repay its indebtedness under the Promissory Note (as defined in the AIF);

  that the Company can access financing, appropriate equipment and sufficient labour; and

  that the political environment within Mexico will continue to support the development of the Company’s mining projects; and

  that the Company takes reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems.

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

  potentially unknown liabilities associated with the acquisition of the San Dimas Assets (as defined in the AIF under “Corporate Structure”), the shares of Silver Trading (as defined in the AIF under “Corporate Structure”), the acquisition of Cerro Resources NL (the “Cerro Acquisition”) and the acquisition of Brigus (as defined in the AIF);

  delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;

  the Company’s ability to repay its indebtedness and the Company’s limited ability to incur additional indebtedness;

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

  accidents, labour disputes and road blocks; and

  risks associated with the Brigus Acquisition and the Cerro Acquisition.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

International Financial Reporting Standards

The Company is permitted under the MJDS to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. Effective January 1, 2011, the Company began preparing its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). Accordingly, the Company’s financial statements are not comparable to financial statements of United States companies that report under generally accepted accounting principles in the United States.

CURRENCY

     Unless otherwise indicated, all dollar amounts in this Annual report are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2014 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$ 1.16. The exchange rate of United States dollars into Canadian dollars, on March 30, 2015 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.27.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, and to provide reasonable assurance of achieving their objectives within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2014, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

Management’s Assessment of Effectiveness of Internal Control Over Financial Reporting

Management assessed the effectiveness of Primero’s internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In connection with the assessment, management identified a material weakness solely relating to the valuation of business combinations with respect to the acquisition of Brigus. A material weakness is a control deficiency that could result in a material misstatement of the financial statements if it were not prevented or detected on a timely basis. No material changes were made to the allocation of the fair value of assets and liabilities for Brigus since the allocation in its June 30, 2014 financial statements. The financial statements for the Company are fairly presented at December 31, 2014 and for its previous interim periods in 2014.

Remediation

Because of the inherent complexities in valuing business combinations relating to mergers and acquisitions, the Company will enhance its internal control system by consulting with a professional valuation company with experience and knowledge in valuing assets in accordance with applicable accounting standards for its next material business combination.

Auditor’s Attestation Report

The effectiveness of Primero’s internal control over financial reporting as at December 31, 2014 has been audited by Deloitte LLP, Primero’s independent registered public accounting firm. This report can be seen in Exhibit 99.2.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s Corporate Governance policies and has separately designated the following committees:

  Human Resources Committee, as required by Section 303A.05 of the NYSE Listed Company Manual,

  Governance and Nominating Committee, as required by Section 303A.04 of the NYSE Listed Company Manual,

  Audit Committee, as required by Section 303A.06 of the NYSE Listed Company Manual; and

  Corporate Responsibility Committee

The Board of Directors has determined that all the members of the Human Resources, Governance and Nominating, and Audit Committees are independent, based on the criteria for independence prescribed by section 303A.02 of the NYSE Listed Company Manual and any applicable standards of the U.S. Securities and Exchange Commission.

Human Resources Committee

The Human Resources Committee is comprised of three independent directors:

  David Demers (chair),

  Michael Riley, and

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

  Grant Edey, and

  David Demers.

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

Audit Committee Charter

The full text of the Charter for the Audit Committee is available on the Company’s website at www.primeromining.com, in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Michael Riley, chairman of the Audit Committee, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act). A description of the education and experience of Mr. Riley is set forth in the AIF.

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

Amendments or Waivers

During the fiscal year ended December 31, 2014, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company by Deloitte LLP, the Company’s independent registered public accounting firm, in each of the last two years:

	Year Ended December 31
	2014(5)	2013(5)
Audit Fees (1)	$1,003,799	$330,500
Audit Related Fees (2)	312,457	63,200
Tax Fees (3)	0	935
All Other Fees (4)	0	49,000
Total	$1,316,256	$443,635

(1)

Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements, review of the interim financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. 2014 Audit fees reflect an increase form 2013 due to the acquisition of Brigus and the requirement for the auditor attestation on the effectiveness of the Company’s internal control over financial reporting.

(2)

Audit related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. These audit-related services include review of letters to regulatory authorities, consent and comfort letter in relation to prospectus filings, regulatory fees billed by the independent registered public accounting firm to the Company, accounting consultations on proposed transactions, and services provided on the completion of the Brigus Gold Corp. and Cerro Resource NL acquisitions.

(3)

Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included tax compliance assistance in 2013.

(4)	Other fees in 2014 and 2013 related to transaction and financing related services.

(5)	All amounts in Canadian dollars.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit services to be provided to the Company by its independent registered public accounting firm. Non-audit services that are prohibited to be provided to the Company by its independent registered public accounting firm may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent registered public accounting firm. All non-audit services performed by the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2014 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

The following table presents information with respect to the Company’s known contractual obligations as at December 31, 2014:

		Less than one	1-3		More than 5
	Total	year	Years	3 to 5 years	years
	($000s)	($000s)	($000s)	($000s)	($000s)

Trade and other payables and accrued liabilities	44,178	44,178	-	-	-

Share-based payments	4,414	3,718	696	-	-

Convertible debenture and interest	52,812	3,128	49,684	-	-

Line of credit and interest	42,689	1,169	41,520	-	-

Finance lease payments	11,245	5,616	5,629	-	-

Minimal rental and operating lease payments	7,939	3,859	2,613	1,467	-

Reclamation and closure cost obligations	57,195	-	4,790	7,721	44,684

Commitment to purchase plant and equipment	886	886	-	-	-

Total	221,358	62,554	104,932	9,188	44,684

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company did not have any mines in the United States during the fiscal year ended December 31, 2014.

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

Date: March 31, 2015	PRIMERO MINING CORP.

	By:	/s/ Joseph F. Conway
Joseph F. Conway
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal
Documents
99.1	Annual Information Form of the Company for the year ended December 31, 2014 (1)
99.2

Audited financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2014 and 2013 together with the report of the independent registered public accounting firm thereon (1)

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2014 (1)
Certifications
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)
Consents
99.8	Consent of Deloitte LLP dated March 31, 2015 (1)
99.9	Consent of J. Morton Shannon dated March 31, 2015 (1)
99.10	Consent of Rodney Webster dated March 31, 2015 (1)
99.11	Consent of Timothy Carew dated March 31, 2015 (1)
99.12	Consent of Thomas Dyer dated March 31, 2015 (1)
99.13	Consent of Peter Hayward dated March 31, 2015 (1)
99.14	Consent of John Skeet dated March 31, 2015 (1)
99.15	Consent of Gabriel Voicu dated March 31, 2015 (1)
99.16	Consent of Harold Brisson dated March 31, 2015 (1)

Exhibit Number	Exhibit Description
99.17	Consent of Clifford Lafleur dated March 31, 2015(1)
99.18	Consent of Karl Dessureault dated March 31, 2015 (1)
(1)	Filed as an Exhibit to this Annual Report to Form 40-F

2