Form 40-F
period 2015-12-31
PRIMERO MINING CORP
filed 2016-03-31
CIK 1455886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

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
[ X ] Annual Information Form                 [  ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 164,185,807 Common Shares as at December 31, 2015

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.
[  ] Yes                 [ X ] NO

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ X ] Yes                 [  ] NO

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).
[  ] Yes                 [  ] NO

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

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

The following documents of the Company are filed as exhibits to this Annual Report and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2015 (the “AIF”)	99.1
Audited financial statements of the Company for the years ended December 31, 2015 (as refiled) and 2014, including the reports of independent registered public accounting firms with respect thereto	99.2
Management’s Discussion and Analysis of the Company for the years ended December 31, 2015 and 2014 (the “MD&A”)	99.3

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

Forward-looking statements include, among others, statements regarding:

•	the ability of the Company to expand production at the San Dimas Mine (as defined in the AIF);

•	the ability of the Company to successfully operate the San Dimas Mine;

•	the ability of the Company to mine at the San Dimas Mine by long-hole mining;

•	the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms;

•	the expected results of exploration activities;

•

statements related to the status and renewal of the advance pricing agreement (“APA”) as described in the AIF, the recording of revenue under the Amended and Restated Silver Purchase Agreement (as defined in the AIF) at the fixed price realized and the payment of taxes on that basis;

•

increased delineation at the San Dimas Mine that will lead to better grade control and the attainment of more consistent production targets in the future; the expected results of reclamation activities at the San Dimas Mine;

•	the timing and ability to further expand the San Dimas mill;

•	the estimation and realization of Mineral Reserves (as defined in the AIF) and Mineral Resources (as defined in the AIF) and the realization of Mineral Reserve estimates (including all assumptions),

•	the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves;

•	the impact of new estimation methodologies on mine and production planning;

•	the timing and success of exploration activities;

•	the timing and amount of estimated future production;

•	the ability to generate cash flows that exceed capital requirements;

•	intentions to become an intermediate gold producer

•	the timing and amount of estimated future capital expenditures and costs, including forecasted cash costs;

•	the timing of the development of new mineral deposits;

•	the sufficiency of future cash flows;

•	requirements for additional capital and ability to complete future financings to raise additional capital for exploration, development and operational activities and for acquisitions;

•	projected gold and silver production;

•	expected ore grades, recovery rates and throughput;

•	the ability of the Company to comply with environmental, safety and other regulatory requirements;

•	expected or proposed development or construction activities, including additional tunnels, plant expansion, tailings improvements and hydro-electric improvements, and the expected costs thereof;

•	expected environmental capital expenditures;

•	expectations regarding the Company’s safety processes;

•	expectations regarding currency fluctuations;

•	the timing and results of union contract negotiations;

•	the resolution of title disputes relating to the Company’s properties;

•	the timing and possible outcome of pending litigation, including securities class action lawsuits and the challenge to the advance pricing agreement;

•	future prices of precious and base metals;

•

the ability of the Company to obtain government approvals or permits in connection with the continued exploration, operation and development of the San Dimas Mine, the Cerro del Gallo Project and the Black Fox Complex;

•	the viability of the Black Fox Complex;

•	the development and expansion of the Black Fox Complex on a basis consistent with the Company’s current expectations;

•	the expected results of reclamation activities at the Black Fox Complex;

•	increased delineation at the Black Fox Complex that will lead to better grade control and the attainment of more consistent production targets in the future;

•	the anticipated results of the exploration programs at the Black Fox Complex; and

•	the impact of acquisitions on the business and operations of the Company; and

•	the ability of the Company to maintain effective internal control over financial reporting.

The above forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Key assumptions upon which the Company’s forward-looking statements are based include the following:

•	the specific assumptions set forth in the AIF and the MD&A;

•	the expectations and beliefs of management;

•	assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets are correct;

•	that the Company has bona fide bases for challenging the lawsuit filed by the Mexican tax authorities retroactively challenging the Company's advance pricing agreement (APA);

•

that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, rock slides, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise;

•	that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation;

•	that development and expansion at the San Dimas Mine proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans;

•	that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels or as set out in the AIF;

•	that prices for gold and silver remain consistent with the Company’s expectations;

•	that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company’s current expectations;

•	that production meets expectations and is consistent with estimates;

•	that plant, equipment and processes will operate as anticipated;

•	that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben consistent with estimations;

•	that the Company’s current estimates of Mineral Reserves, Mineral Resources, mineral grades and mineral recoveries are accurate;

•	that the geology and vein structures in the Sinaloa Graben are as expected;

•	that the Company completes the proposed tunnels and access routes;

•	that the ratio of gold to silver price is maintained in accordance with the Company’s expectations;

•	that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company;

•	that the Company will maintain access to surface rights;

•	that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of the San Dimas Mine and the Black Fox Complex;

•	that the Company will be able to repay its indebtedness;

•	that the Company can access financing, appropriate equipment and sufficient labour;

•	that the political environment within Mexico will continue to support the development of the Company’s mining projects; and

•	that the Company takes reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems.

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

•	the specific risks set forth in the AIF and the MD&A;

•

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

•	the ability of the Company to achieve projected gold and silver production and, gold and silver grades;

•	projected cash costs of production and capital expenditures may be greater than anticipated;

•	the volatility of the prices of gold, silver and other metals;

•	the ratio between the market prices of gold and silver;

•	uncertainty of Mineral Reserves, Mineral Resources, exploration potential, mineral grades and mineral recovery estimates;

•	uncertainty of future production, delays in completion of the mill expansion, exploration and development plans;

•	insufficient capital to complete mill expansion, development and exploration plans;

•	inability to maintain or acquire attractive mining properties on terms it considers acceptable or at all, and other risks inherent with acquisitions;

•

potentially unknown liabilities associated with the acquisition of the San Dimas Assets (as defined in the AIF under “Corporate Structure”), the shares of Silver Trading (as defined in the AIF under “Corporate Structure”), the acquisition of Cerro Resources NL (the “Cerro Acquisition”) and the acquisition of Brigus (as defined in the AIF);

•	delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;

•	the Company’s ability to repay its indebtedness and the Company’s limited ability to incur additional indebtedness;

•	currency fluctuations;

•	limitations on insurance coverage;

•	financing of additional capital requirements;

•	commercial viability of mineral deposits;

•	costs of exploration and development programs;

•	inability to complete the proposed tunnels, access routes or other development, for whatever reason;

•	risks associated with having adequate infrastructure, including unexpected interruptions in power supply to the San Dimas Mine from the hydroelectric project;

•	mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material;

•	risks associated with competition in the mining industry;

•	risks associated with the ability to retain key executives and certain operating personnel;

•	risks associated with conflicting legal obligations of directors and officers of the Company who are directors and/or officers of other companies;

•	risks associated with foreign operations;

•

adverse changes in labour relations legislation or in the relationship between the Company with its employees and unions at the San Dimas Mine or with its employees at the Black Fox Mine and the Cerro del Gallo Project;

•	title disputes or claims;

•	changes in governmental and environmental regulation that results in increased costs;

•	costs of environmental expenditures and potential environmental liabilities;

•	landowner dissatisfaction and disputes;

•	failure of plant, equipment or processes to operate as anticipated; and

•	accidents, labour disputes and road blocks.

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

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in the Company’s AIF and MD&A that are incorporated into this Annual Report. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2015 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3840. The exchange rate of United States dollars into Canadian dollars, on March 29, 2016 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3154.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2015, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

•	accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

The Company is required under the Exchange Act to maintain internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Assessment of Effectiveness of Internal Control Over Financial Reporting

Management assessed the effectiveness of Primero’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

Auditor’s Attestation Report

The effectiveness of Primero’s internal control over financial reporting as at December 31, 2015 has been audited by KPMG LLP, Primero’s independent registered public accounting firm. This report can be seen in Exhibit 99.2.

Changes in Internal Control over Financial Reporting

In its assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014, management and the Company’s independent auditors identified a material weakness relating to the valuation of business combinations specifically in connection with the acquisition of Brigus in 2014. A material weakness is a control deficiency that could result in a material misstatement of the financial statements if it were not prevented or detected on a timely basis.

In response to this material weakness, management has implemented numerous measures in 2015 designed to enhance its internal controls over financial reporting specific to valuation models. Although the Company did not engage in an acquisition, the process and controls for valuing a business combination are consistent to those in valuing an asset for impairment. These measures include:

•	enhanced accounting processes and controls over valuation models, including related training;
•	increased involvement and rigor in management review and additional consultation with subject matter experts in areas of accounting complexity such as valuation;
•	continued experience with purchase accounting for the Brigus acquisition in subsequent quarterly periods;
•	use of third party advisors with appropriate expertise, as necessary.

Management believes that the remediation efforts have been effective and that the previously identified material weakness in the Company’s internal control over financial reporting has been remediated.

Except for the remediation efforts described above, there were no other changes in internal controls of the Company during the year ended December 31, 2015 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s Corporate Governance policies and has separately designated the following committees:

•	Human Resources Committee, as required by Section 303A.05 of the NYSE Listed Company Manual;

•	Governance and Nominating Committee, as required by Section 303A.04 of the NYSE Listed Company Manual;

•	Audit Committee, as required by Section 303A.06 of the NYSE Listed Company Manual; and

•	Corporate Responsibility Committee

The Board of Directors has determined that all the members of the Human Resources, Governance and Nominating, and Audit Committees are independent, based on the criteria for independence prescribed by section 303A.02 of the NYSE Listed Company Manual and any applicable standards of the U.S. Securities and Exchange Commission.

Human Resources Committee

The Human Resources Committee is comprised of three independent directors:

•	David Demers (chair);

•	Michael Riley; and

•	Robert Quartermain.

The terms of reference for the Human Resources Committee are available on the Company’s website at www.primeromining.com.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three independent directors:

•	Grant Edey (Chair);

•	David Demers; and

•	Robert Quartermain.

The terms of reference for the Governance and Nominating Committee are available on the Company’s website at www.primeromining.com.

Corporate Responsibility Committee

The Corporate Responsibility Committee is comprised of four directors, three of whom are independent:

•	Brad Marchant (Chair);

•	Eduardo Luna;

•	Robert Quartermain; and

•	Joseph Conway

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

•	Michael Riley (Chair),

•	Grant Edey; and

•	Brad Marchant

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

Audit Committee Charter

The full text of the Charter for the Audit Committee is available on the Company’s website at www.primeromining.com, or in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.

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

Amendments or Waivers

During the fiscal year ended December 31, 2015, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's board or a board committee determines to grant any waiver of the code of business conduct and ethics for an executive officer or director, Section 303A.10 of the NYSE Listed Company Manual requires that the waiver must be disclosed to shareholders within four business days of such determination.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company by the external auditor, the Company’s independent registered public accounting firms, in each of the last two years:

	Year Ended December 31
	2015(1) (2)	2014(1) (3)
Audit Fees (4)	$722,625	$1,003,799
Audit Related Fees (5)	0	312,457
Tax Fees (6)	152,009	0
All Other Fees (7)	0	0
Total	$874,634	$1, 316,256

Notes:

(1)	All amounts in Canadian dollars.

(2)	In 2015, KPMG LLP was appointed Auditor of the Company.

(3)	In 2014, Deloitte LLP was the auditor of the Company.

(4)

Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s interim and annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. 2014 Audit fees also include services provided on the acquisition of Brigus.

(5)

Audit-related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. These audit-related services include review of letters to regulatory authorities, consent and comfort letters in relation to prospectus filings, regulatory fees billed by the independent registered public accounting firm to the Company, accounting consultations on proposed transactions, and during 2014 services provided on the completion of the acquisition of Brigus.

(6)

Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included tax compliance assistance and tax planning in 2015.

(7)	Other fees would include transaction related services.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit services to be provided to the Company by its independent registered public accounting firm. Non-audit services that are prohibited to be provided to the Company by its independent registered public accounting firm may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent registered public accounting firm. All non-audit services performed by the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2015 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

The following table presents information with respect to the Company’s known contractual obligations as at December 31, 2015:

	As at
(in thousands of U.S. dollars)	Total	Within 1	2-5	Over 5

Trade and other payables and accrued liabilities	$44,307	$44,307	$-	$-
Share based payments	661	661	-	-
6.5% Convertible debentures and interest	49,680	49,680	-	-
5.75% Convertible debentures and interest	92,959	4,324	88,635	-
Finance lease payments	5,893	4,666	1,227	-
Minimum rental and operating lease payments	3,630	1,158	2,472	-
Reclamation and closure cost obligations	28,295	3,580	15,390	9,325
Commitment to purchase plant and equipment	5,689	5,689	-	-
Total	$231,114	$114,065	$107,724	$9,325

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company did not have any mines in the United States during the fiscal year ended December 31, 2015.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:

•	the securities registered pursuant to Form 40-F;

•	the securities in relation to which the obligation to file an annual report on Form 40-F arises; or

•	transactions in said securities.

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

Date: March 30, 2016	PRIMERO MINING CORP.

	By:	/s/ Ernest Mast
Ernest Mast
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal Documents
99.1	Annual Information Form of the Company for the year ended December 31, 2015 (1)
99.2	Audited financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2015 (as refiled) and 2014 together with the reports of the independent registered public accounting firms thereon (1)
99.3	Management’s Discussion and Analysis of the Company for the years ended December 31, 2015 and 2014 (1)
Certifications
99.4	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)
99.6	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)
Consents
99.8	Consent of KPMG LLP dated March 30, 2016 (1)
99.9	Consent of Deloitte LLP dated March 30, 2016 (1)
99.10	Consent of J. Morton Shannon dated March 30, 2016 (1)
99.11	Consent of Rodney Webster dated March 30, 2016 (1)
99.12	Consent of Timothy Carew dated March 30, 2016 (1)
99.13	Consent of Thomas Dyer dated March 30, 2016 (1)
99.14	Consent of Peter Hayward dated March 30, 2016 (1)
99.15	Consent of John Skeet dated March 30, 2016 (1)
99.16	Consent of Gabriel Voicu dated March 30, 2016 (1)
99.17	Consent of Harold Brisson dated March 30, 2016(1)
99.18	Consent of Clifford Lafleur dated March 30, 2016(1)

Exhibit Number	Exhibit Description
99.19	Consent of Patrick McCann dated March 30, 2016(1)
99.20	Consent of Dave Laudrum dated March 30, 2016(1)
99.21	Consent of Russell Pennell dated March 30, 2016(1)
(1)	Filed as an Exhibit to this Annual Report to Form 40-F

2