Form 40-F
period 2016-12-31
PRIMERO MINING CORP
filed 2017-03-31
CIK 1455886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

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
189,508,365 Common Shares as at December 31, 2016

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

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

The following documents of the Company are filed as exhibits to this Annual Report and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2016 (the “AIF”)	99.1
Audited financial statements of the Company for the years ended December 31, 2016 and 2015, including the reports of independent registered public accounting firm with respect thereto	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2016 and 2015 (the “MD&A”)	99.3

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

Forward-looking statements include, among others, statements regarding:

  the ability of the Company to operate and expand production at its existing mines;

  the effect of mining techniques and methods such as long-hole mining or changing labour shifts;

  the ability of the Company to grow through acquisitions;

  the payment of taxes based upon the contracted price for silver under the Amended and Restated Silver Purchase Agreement;

  the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves;

  the Advance Pricing Agreement (“APA”) and the Company’s ability to defend its validity against the legal claim from the Mexican Tax authorities seeking to nullify the APA;

  the Company’s ability to pay taxes in Mexico on realized silver prices;

  the Company’s intentions to become an intermediate gold producer;

  the impact of estimation methodologies on mine and production planning;

  the ability to generate cash flows that exceed requirements;

  the timing and amount of capital expenditures and costs;

  the development of new mineral deposits;

  the Company’s intention to replace the credit facility with a longer-dated loan;

  the ability of the Company to meet its financial obligations and return the San Dimas mine to profitability;

  the ability of the Company to renegotiate its collective bargaining agreement with its unionized employees at the San Dimas mine;

  expected ore grades, recovery rates and through-put;

  the ability of the Company to comply with environmental, safety and other regulatory requirements as well as the Company’s policies in respect thereof;

  expected or proposed development or construction activities, and the expected costs thereof;

  expectations regarding currency fluctuations;

  the timing and results of union contract negotiations;

  title disputes relating to the Company’s properties;

  the timing and possible outcome of pending litigation including securities class actions initiated against the Company in California;

  the Company’s issuance of a Notice of Intent to submit a claim to international arbitration pursuant to NAFTA;

  future prices of precious and base metals;

  the ability of the Company to obtain government approvals or permits in connection with the continued operation and development of its operations, development project and exploration properties;

  the impact of any potential acquisitions and/or disposals pursuant to the strategic review on the business and operations of the Company;

  the ability of the Company to maintain effective internal control over financial reporting; and

  the ability for the Company to meet all NYSE listing requirements.

Such forward-looking information is based upon factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to uncertainties and contingencies, and, if incorrect, could cause actual future results to be materially different than expressed in the forward-looking statements. The assumptions and factors which may prove to be incorrect, include, but are not limited to:

•	the specific assumptions set forth in the AIF and MD&A;

•	the expectations and beliefs of management;

•	assumptions relating to the availability of suitable mining assets for acquisition on reasonable terms;

•

that labour disruptions are positively resolved and that there are no supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, environmental concerns or otherwise;

•

that development and expansion at the Company’s operations and project proceeds on a basis consistent with current expectations and the Company does not change its expansion, development and exploration plans;

•	that the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar remain consistent with current levels or as set out in the AIF;

•	that prices for gold and silver remain consistent with the Company’s expectations;

•	that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company’s current expectations;

•	that the Company will be able to bring the San Dimas mine to profitability and that production meets expectations and is consistent with estimates;

•	that plant, equipment and processes will operate as anticipated;

•	that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company;

•	that the Company will maintain access to surface rights;

•

that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of its existing operations, development and exploration activities;

•	that the Company will be able to renegotiate its collective bargaining agreement with its unionized employees at the San Dimas mine;

•	that the Company will be able to replace it with a longer-dated term loan; and

•	that the Company can access adequate financing, appropriate equipment and sufficient labour, all at acceptable rates.

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

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to:

•	the volatility of prices of gold, silver and other metals;

•	uncertainty of Mineral Reserves, Mineral Resources, Inferred Mineral Resources, the inability to realize exploration potential, mineral grades and mineral recovery estimates;

•	uncertainty of future production, delays in completion of exploration and development plans for any reason including insufficient capital, delays in permitting, and labour disruptions;

•	the ability to defend the validity of the APA and the continued ability to pay taxes on realized prices and defend against related securities litigation;

•	inability to maintain or acquire attractive mining properties on terms it considers acceptable or at all;

•	other risks inherent with acquisitions including integration inefficiencies and potential unknown liabilities associated therewith;

•	the ability of the Company to comply with its obligations under material agreements, including financing agreements;

•	the ability of the Company to replace its Credit Facilty with a longer-dated term loan;

•	the ability of the Company to return the San Dimas mine to profitability and achieve projected gold and silver production, and gold and silver grades;

•	projected cash costs of production, development and exploration, and capital expenditures may be greater than anticipated;

•	currency fluctuations beyond those that are typical or anticipated;

•	limitations on insurance coverage;

•	commercial viability of mineral deposits;

•	inability to complete any development project for any reason;

•	risks associated with the adequacy of infrastructure, including interruptions in power supply;

•	mining risks, including unexpected formations, cave-ins and voids, which delay operations or prevent extraction of material;

•	risks associated with competition in the mining industry;

•	risks associated with the ability to retain key executives and key operating personnel;

•	risks associated with conflicting legal obligations of directors and officers of the Company who are directors and/or officers of other companies;

•	risks associated with foreign operations;

•

risks associated with the inability of the Company to renegotiate the collective bargaining agreement with its unionized employees at the San Dimas mine and adverse changes in labour laws or in the Company’s labour relations, or labour disputes, accidents or other adverse safety incidents;

•	title disputes or claims;

•	changes in other regulations that result in increased costs;

•	cost of environmental expenditures and potential environmental liabilities;

•	dissatisfaction or disputes with local communities or first nations; and

•	failure of plant, equipment or processes to operate as anticipated.

Should one or more of these risks and uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Readers are advised to carefully review and consider the risk factors identified in the AIF under the heading “Risk Factors” and in the MD&A under the headings “Risks and uncertainties” and “Other risks and uncertainties” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the AIF and the MD&A. The forward-looking information and statements contained herein and in the AIF and the MD&A are made as of the date thereof and, accordingly, are subject to change after such date. The Company does not undertake any obligation to update any forward-looking information, except as, and to the extent, required by applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

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

CURRENCY

     Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 30, 2016 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3427. The exchange rate of United States dollars into Canadian dollars, on March 30, 2017 based upon the noon rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.3279.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended December 31, 2016, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Interim Chief Executive Officer (“Interim CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the Interim CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

  recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and accumulated and communicated to the Company’s management, including its interim CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management’s Assessment of Effectiveness of Internal Control Over Financial Reporting

Management assessed the effectiveness of Primero’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

Auditor’s Attestation Report

The effectiveness of Primero’s internal control over financial reporting as at December 31, 2016 has been audited by KPMG LLP, Primero’s independent registered public accounting firm. This report is included in Exhibit 99.2.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2016, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the interim CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

  Technical and Corporate Responsibility Committee

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

  Robert Quartermain (chair);

  Michael Riley; and

  David Demers.

The terms of reference for the Human Resources Committee are available on the Company’s website at www.primeromining.com.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three independent directors:

  David Demers (Chair);

  Grant Edey; and

  Patricia Fortier

The terms of reference for the Governance and Nominating Committee are available on the Company’s website at www.primeromining.com.

Technical and Corporate Responsibility Committee

The Technical and Corporate Responsibility Committee is comprised of five directors, four of whom are independent:

  Brad Marchant (Chair);

  Robert Quartermain;

  Joseph Conway;

  Patricia Fortier; and

  Grant Edey

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

  Grant Edey; and

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

Amendments or Waivers

During the fiscal year ended December 31, 2016, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's board or a board committee determines to grant any waiver of the Code of Ethics for an executive officer or director, Section 303A.10 of the NYSE Listed Company Manual requires that the waiver must be disclosed to shareholders within four business days of such determination.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company by the external auditor, the Company’s independent registered public accounting firms, in each of the last two years:

	Year Ended December 31
	2016(1)	2015(1)
Audit Fees (2)	$761,142	$722,625
Audit Related Fees (3)	0	0
Tax Fees (4)	78,433	152,009
All Other Fees (5)	0	0
Total	$839,575	$874,634

Notes:

(1)	All amounts in Canadian dollars.

(2)

Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the review and audit of the Company’s interim and annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(3)

Audit-related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above.

(4)	Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(5)	Other fees would include transaction related services.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit services to be provided to the Company by its independent registered public accounting firm. Non-audit services that are prohibited to be provided to the Company by its independent registered public accounting firm may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent registered public accounting firm. All non-audit services performed by the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2016 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

The following table presents information with respect to the Company’s known contractual obligations as at December 31, 2016:

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company did not have any mines in the United States during the fiscal year ended December 31, 2016.

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

Date: March 31, 2017	PRIMERO MINING CORP.

By:	/s/ Joseph Conway
Joseph Conway
Interim President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal
Documents

99.1	Annual Information Form of the Company for the year ended December 31, 2016 (1)

99.2

Audited financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2016 and 2015, together with the reports of the independent registered public accounting firm thereon (1)

99.3	Management’s Discussion and Analysis of the Company for the years ended December 31, 2016 and 2015 (1)

Certifications

99.4	Certification of Interim President and Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)

99.6

Certification of Interim President and Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

Consents

99.8	Consent of KPMG LLP dated March 31, 2017 (1)

99.9	Consent of J. Morton Shannon dated March 31, 2017 (1)

99.10	Consent of Rodney Webster dated March 31, 2017 (1)

99.11	Consent of Timothy Carew dated March 31, 2017 (1)

99.12	Consent of Thomas Dyer dated March 31, 2017 (1)

99.13	Consent of Peter Hayward dated March 31, 2017 (1)

99.14	Consent of John Skeet dated March 31, 2017 (1)

99.15	Consent of Gabriel Voicu dated March 31, 2017 (1)

99.16	Consent of Harold Brisson dated March 31, 2017(1)

99.17	Consent of Patrick McCann dated March 31, 2017(1)

Exhibit Number	Exhibit Description

99.18	Consent of Dave Laudrum dated March 31, 2017(1)

(1)	Filed as an Exhibit to this Annual Report to Form 40-F

2