Form 20-F
period 2017-12-31
PRIMERO MINING CORP
filed 2018-04-20
CIK 1455886

As filed with the Securities and Exchange Commission on April 20, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 20-F
____________________

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35278

Primero Mining Corp.
(Exact name of Registrant as specified in its charter)

_________________

British Columbia, Canada
(Jurisdiction of incorporation or organization)

79 Wellington Street West, TD South Tower Suite 2100, Toronto, ON, M5K 1H1, Canada
(Address of principal executive offices)

Tamara Brown, Vice President, Corporate Development
79 Wellington Street West,
TD South Tower Suite 2100,
Toronto, ON, M5K 1H1, Canada
Telephone No.: (416) 814 3160
e-mail: info@primeromining.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
___________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
___________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Share, without par value	N/A

___________________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
___________________________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

193,045,822 Shares of Common Stock

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]     No [X]

If this is an annual or transition report, indicate by check mark if the Registrant is not required to file pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]     No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]     No [   ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes [X]     No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer [ ]	Accelerated Filer [ ]	Non-accelerated Filer [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting	Other [ ]
Standards as issued by the
International Accounting Standards
Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 [   ]     Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ]     No [X]

INTRODUCTORY NOTES

GENERAL INFORMATION

This annual report on Form 20-F relates to the registered common shares, no par value, of Primero Mining Corp. (the “Common Shares”).

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company,” “Primero,” “we,” “us” and “our” refers to Primero Mining Corp. and its subsidiaries.

PRESENTATION OF FINANCIAL AND OTHER DATA

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”. The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in United States dollars, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2017 and 2016 and for the three years ended December 31, 2017, included elsewhere in this document. Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, references to “$”, “U.S. dollar” or “US$” are to the official currency of the United States and references to “Canadian dollar”, “C$” or “CDN$” are to the legal currency of Canada. References to “pesos” or “MXN$” are to the Mexican peso.

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking information” and “forward-looking statements within the meaning of applicable United States and Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “intends”, “may”, “will”, “should”, “plans”, “anticipates”, “potential”, “expects”, “estimates”, “forecasts”, “budget”, “likely”, “goal” and similar expressions or statements that certain actions, events or results may or may not be achieved or occur in the future. In some cases, forward-looking information may be stated in the present tense, such as in respect of current matters that may be continuing, or that may have a future impact or effect. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on our perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Our estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Forward-looking statements in this annual report include those that relate to: the ability of the Company to operate and expand production at the San Dimas Mine (the “San Dimas Mine”); the ability of the Company to close the plan of arrangement (“Arrangement”) with First Majestic Silver Corp. (“First Majestic”) pursuant to a definitive arrangement agreement (the “Arrangement Agreement”); the termination of the current stream and adoption of the new stream (as defined below); the timing and receipt of required stock exchange and regulatory approvals for the Arrangement in Canada and Mexico; the ability of First Majestic and Primero to satisfy, in a timely manner, other conditions to, and to complete the Arrangement; the effect of mining techniques and methods such as long-hole mining or changing labor shifts; the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves; the Company’s ability to defend the validity of the Advance Pricing Agreement (“APA”) against the legal claim from the Mexican tax authorities seeking to nullify the APA; the Company’s ability to pay taxes in Mexico on realized silver prices; the impact of estimation methodologies on mine and production planning; the ability to generate cash flows that exceed requirements; the timing and amount of capital expenditures and costs; the development of new mineral deposits; the Company’s ability to repay the full outstanding obligation under its Revolving Credit Facility (the “RCF”), if the Arrangement with First Majestic is terminated for any reason; the Company’s ability to meet its financial obligations; the Company’s intentions to raise additional capital as needed; expected ore grades, recovery rates and through-put; the ability of the Company to comply with environmental, safety and other regulatory requirements as well as the Company’s policies in respect thereof; expected or proposed development or construction activities, and the expected costs thereof; expectations regarding currency fluctuations; the timing and results of union contract negotiations; title disputes relating to the Company’s properties; the timing and possible outcome of pending litigation including securities class actions initiated against the Company in California; the Company’s issuance of a Notice of Intent to submit a claim to international arbitration pursuant to the North American Free Trade Agreement (“NAFTA”); future prices of precious and base metals; the ability of the Company to obtain and maintain government approvals or permits in connection with the continued operation and development of its operations; the impact of the acquisitions on the business and operations of the Company; and the ability of the Company to maintain effective internal control over financial reporting.

Such forward-looking information is based upon factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to uncertainties and contingencies, and, if incorrect, could cause actual future results to be materially different than expressed in the forward-looking statements. The assumptions and factors which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this annual report; the expectations and beliefs of management; assumptions relating to the availability of suitable mining assets for acquisition on reasonable terms; that the Company will close the Arrangement with First Majestic; that the current silver stream arrangement will be terminated; that required stock exchange and regulatory approvals for the Arrangement will be timely obtained; that the Company will complete, in a timely manner, other conditions to the Arrangement; that there are no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, environmental concerns or otherwise; that development and expansion at the Company’s operations and project proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar remain consistent with current levels or as set out in this annual report; that prices for gold and silver remain consistent with the Company’s expectations; that prices for key mining supplies, including labor costs and consumables, remain consistent with the Company’s current expectations; that production meets expectations and is consistent with estimates; that plant, equipment and processes will operate as anticipated; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will maintain access to surface rights; that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of its existing operations, development and exploration activities; that the Company will be able to extend or repay the full outstanding obligation under the RCF; that the Company will be able to meet its financial obligations; and that the Company can access adequate financing, appropriate equipment and sufficient labor, all at acceptable rates. No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold, silver and other metals; uncertainty of Mineral Reserves, Mineral Resources, Inferred Mineral Resources, uncertainty concerning the timing of closing the Arrangement; the inability of the Company to receive required stock exchange and regulatory approvals for the Arrangement; the inability to realize exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of expansion, exploration and development plans for any reason including insufficient capital, delays in permitting, and labor issues; our ability to defend the validity of the APA and defend against related securities litigation; inability to maintain or acquire attractive mining properties on terms it considers acceptable or at all; other risks inherent with acquisitions including integration inefficiencies and potential unknown liabilities associated therewith; the ability of the Company to comply with its obligations under material agreements including financing agreements; the inability of the Company to repay the full outstanding obligation under RCF, if the Arrangement with First Majestic is terminated for any reason; the ability of the Company to achieve projected gold and silver production, and gold and silver grades; projected cash costs of production, development and exploration, and capital expenditures may be greater than anticipated; currency fluctuations beyond those that are typical or anticipated; limitations on insurance coverage; commercial viability of mineral deposits; inability to complete any development projects for any reason; risks associated with the adequacy of infrastructure, including interruptions in power supply; mining risks, including unexpected formations, cave-ins and voids, which delay operations or prevent extraction of material; risks associated with competition in the mining industry; risks associated with the ability to retain key executives and key operating personnel; risks associated with conflicting legal obligations of directors and officers of the Company who are directors and/or officers of other companies; risks associated with foreign operations; adverse changes in labor laws or in the Company’s labor relations, or labor disputes, accidents or other adverse safety incidents; title disputes or claims; changes in other regulations that result in increased costs; cost of environmental expenditures and potential environmental liabilities; dissatisfaction or disputes with local communities or first nations; and failure of plant, equipment or processes to operate as anticipated. Should one or more of these risks and uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Readers are advised to carefully review and consider the risk factors identified in this annual report under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this annual report. The forward-looking information and statements contained in this annual report are made as of the date hereof and, accordingly, are subject to change after such date. The Company does not undertake any obligation to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF
MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this annual report uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 - “Standards of Disclosure for Mineral Projects” (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in this annual report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), SEC Industry Guide 7 under the United States Securities and Exchange Act of 1934 (the “Exchange Act”), as amended (“SEC-Guide 7”) and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Under SEC-Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this annual report may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

This annual report also uses the terms “Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. See “Introductory Notes—Certain Defined Terms”. We advise investors that while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a Mineral Reserve. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves.

Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable. See “Item 3. Key Information – D. Risk Factors”.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this annual report. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of Mineral Resources being identified.

For the above reasons, information contained in this annual report may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations promulgated thereunder.

CERTAIN DEFINED TERMS

Certain terms used herein are defined as follows:

Feasibility Study

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The term proponent captures issuers who may finance a project without using traditional financial institutions. In these cases, the technical and economic confidence of the Feasibility Study is equivalent to that required by a financial institution.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43- 101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant Modifying Factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

‘Reference point’ refers to the mining or process point at which the Qualified Person prepares a Mineral Reserve. For example, most metal deposits disclose mineral reserves with a “mill feed” reference point. In these cases, reserves are reported as mined ore delivered to the plant and do not include reductions attributed to anticipated plant losses. In contrast, coal reserves have traditionally been reported as tonnes of “clean coal”. In this coal example, reserves are reported as a “saleable product” reference point and include reductions for plant yield (recovery). The Qualified Person must clearly state the ‘reference point’ used in the Mineral Reserve estimate.

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors. The phrase ‘reasonable prospects for eventual economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. The Qualified Person should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction. Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method and mining, processing and general and administrative costs. The Qualified Person should state if the assessment is based on any direct evidence and testing.

Interpretation of the word ‘eventual’ in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage ‘eventual economic extraction’ as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

Modifying Factors

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Pre-Feasibility Study (Preliminary Feasibility Study)

The CIM Definition Standards requires the completion of a Pre-Feasibility Study as the minimum prerequisite for the conversion of Mineral Resources to Mineral Reserves.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

The Qualified Person(s) may elect, to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the Modifying Factors is lower than that applied to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre- Feasibility Study.

Proven Mineral Reserve (Proved Mineral Reserve)

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Definition standards the term Proved Mineral Reserve is an equivalent term to a Proven Mineral Reserve.

Qualified Person

An individual who (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is in good standing with a professional association and, in the case of a foreign association listed in Appendix A of the Canadian Securities Administrators in National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has the corresponding designation in such Appendix A.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

The following financial information of Primero is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and related notes which are included elsewhere in this annual report on Form 20-F.

The tables below represent the selected consolidated income statement and balance sheet data as at and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 that has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

A.	Selected Consolidated Income Statement Data

Years ended December 31	2017	2016	2015	2014	2013
Financial Data (in thousands of US dollars except per share amounts)
Revenues	$91,769	$147,581	$213,192	$198,864	$200,326
Earnings from mine operations	2,056	(55,799)	53,484	49,470	76,226
Net loss	(409,685)	(234,420)	(106,910)	(21,632)	(4,045)
Basic net loss per share from continuing operations	(1.74)	(0.65)	(0.06)	(0.14)	(0.04)
Diluted net loss per share from continuing operations	(1.74)	(0.65)	(0.06)	(0.14)	(0.04)
Weighted average shares outstanding (basic) (000’s)	191,738	177,569	162,341	152,064	108,528
Weighted average shares outstanding (diluted) (000’s)	191,738	177,569	162,341	152,064	108,528

As of December 31,	2017	2016	2015	2014	2013
Assets
Mining interests	$125,050	$577,920	$790,118	$881,480	$636,253
Total Assets	$205,266	$677,817	$924,968	$1,002,820	$800,822
Liabilities
Long-term liabilities	$91,134	$130,472	$190,213	$190,213	$94,039
Total liabilities	$145,535	$216,687	$254,835	$254,835	$139,732
Equity	$59,731	$461,130	$747,985	$747,985	$661,090

Primero did not pay a dividend in any of the years noted above.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and closing rates of exchange for US$1.00, expressed in Canadian dollars, reported by the Bank of Canada.

		Year ended December 31
	April 2018
	(through
	April 19,
	2018)	2017	2016	2015	2014	2013
Low for the period	$1.2288	$1.2128	$1.2536	$1.1749	$1.0614	$0.9839
High for the period	1.3088	1.3743	1.4559	1.3965	1.1643	1.0697
Rate at the end of the period	1.2633	1.2545	1.3427	1.3840	1.1601	1.0636
Average noon spot rate for the period(1)	1.2654	1.2986	1.3245	1.2785	1.1117	1.0299

________________________
Source: Bank of Canada

   (1) Represents the average of the exchange rates during the period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of precious metals properties. The risk factors below, as well as other risks discussed in this annual information form, could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks are broadly classified into these categories, financial and operational risks and are not the only ones faced by the Company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

While the Company has developed an enterprise risk management policy and procedures to maintain risks within an acceptable range and the Board of Directors of the Company (the “Board”) maintains direct oversight of the enterprise risk management process, there is no assurance that such measures will prevent risks from adversely affecting the Company’s business. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.

Financial Risks

Indebtedness

As of December 31, 2017, Primero’s outstanding indebtedness included (i) the outstanding principal amount under the RCF of $30.2 million, (ii) indebtedness under the 2015 Debentures (as defined below), estimated to have a value of $47.6 million and for which the outstanding principal amount is $75.0 million, and (iii) $0.1 million of finance lease liabilities.

On March 30, 2017, the Company amended the terms of its RCF to extend the maturity date from May 23, 2017 to November 23, 2017 and to exclude all financial covenants until such extended maturity date. The RCF continued to be secured by a charge over substantially all of the Company’s assets, but the extension was also conditional upon the lenders receiving a guarantee from Wheaton Precious Metals Corp. (“WPM”) for a fee of $2.7 million payable at maturity. In connection with the Company’s strategic review process, the RCF was further extended multiple times for short periods during the fourth quarter of 2017. On January 12, 2018, the Company further extended its RCF maturity date to allow for the execution and potential closing of the Arrangement Agreement.

During 2017, Primero drew down $25.0 million under the RCF. Following the sales of the Black Fox Complex and the Cerro del Gallo Project, the net proceeds were applied against the outstanding RCF reducing the outstanding balance to $30.2 million as of December 31, 2017. The total net repayment against the RCF for the year 2017 was $19.8 million.

During 2016, the Company repaid in full the $48.1 million outstanding balance of the 6.5% Convertible Debentures assumed as part of the acquisition of Brigus Gold Corp., using $50.0 million drawn on the RCF.

The Company’s exposure to interest rate risk is limited to the RCF, which is subject to a floating interest rate. If the Arrangement with First Majestic is terminated for any reason, there is significant uncertainty regarding Primero’s ability to repay the full outstanding obligation under the RCF upon maturity. Any Event of Default under the RCF, including non-payment upon maturity, unless waived, would trigger cross default provisions under the 2015 Debentures and the Amended and Restated Silver Purchase Agreement (as defined below). This represents a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern should such events materialize.

Primero’s indebtedness could limit its ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Primero’s growth strategy or other purposes or to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation. The Company’s ability to incur additional indebtedness is limited under the RCF and the Amended and Restated Silver Purchase Agreement (as defined below) and depends on the satisfaction of certain financial tests, which are typical for a company such as Primero. These limitations restrict the additional indebtedness that the Company may incur, with the result that the Company may not be able to pursue capital expansions, additional exploration programs, acquisitions, or other components of its future business plans.

Commodity Prices

The price of the Common Shares, Primero’s financial results and its exploration, development and mining activities are significantly adversely affected by declines in the price of gold and, to a lesser extent, silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond Primero’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold and silver has fluctuated widely in recent years, and future significant price declines could cause continued development of, and commercial production from, Primero’s properties to be uneconomic. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the San Dimas Mine is dependent on gold and silver prices that are adequate to make it economic.

In addition, Mineral Reserve calculations and life-of-mine plans using significantly lower gold and silver prices could result in material write-downs of Primero’s investments in its mining properties and increased amortization, reclamation and closure charges.

Challenge to the 2012 APA

Overview

In 2016, the Servicio de Administración Tributaria (“SAT”) initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. The Company received notice of this proceeding in February 2016. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into a Silver Purchase Agreement dated as of October 15, 2004 with Silver Wheaton (the “Original Silver Purchase Agreement”), in connection with the San Dimas Mine and two other mines in Mexico. Under the Original Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Original Silver Purchase Agreement. In order to satisfy its obligations under the Original Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to WPMI (formerly called SW Caymans) a Silver Wheaton company in the Caymans. Upon Primero’s acquisition of the San Dimas Mine, the Original Silver Purchase Agreement was restated as of March 30, 2006, amended and restated as of August 6, 2010 (the “Amended and Restated Silver Purchase Agreement”) and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas Mine under the Original Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Original Silver Purchase Agreement.

The provisions of the Amended and Restated Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton during a contract year (August 6th to the following August 5th), 100% of the amount of silver produced from the San Dimas Mine up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the “PEM Realized Price”). In 2017, the contract price was $4.32. The price paid by Silver Wheaton under the Amended and Restated Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Amended and Restated Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Amended and Restated Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, Silver Trading Barbados (“STB”), to WPMI. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, Primero Empresa Minera (“PEM”), sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Amended and Restated Silver Purchase Agreement.

When the Company initially acquired the San Dimas Mine, the sales from PEM to STB were made at the spot market price while the sales by STB to WPMI were at the PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Amended and Restated Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Amended and Restated Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes, PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Amended and Restated Silver Purchase Agreement. The Company believed that the function of APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

In 2016, the SAT initiated a legal proceeding seeking to nullify the APA. That legal proceeding does not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. If the SAT is successful in retroactively nullifying the APA, the SAT may reassess PEM in respect of its sales of silver in connection with the Amended and Restated Silver Purchase Agreement for 2010 through 2014. The Company is an ‘interested party’ in this proceeding. While PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favor of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Amended and Restated Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. In October 2017, the SAT issued an observations letter for the 2011 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In these observations letters issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver, rather than the PEM Realized Price. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements. The Company has submitted formal responses to both the 2010 and 2011 observation letters.

The Company intends to vigorously defend the validity of the APA. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it has also engaged in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with the SAT in relation to outstanding VAT receivables and has received VAT refunds since July 2017.

Uncertain Tax Treatment for Tax Years Following 2014

For the 2015, 2016 and 2017 tax years, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years and the Company’s belief that it is unlikely that the SAT will agree to an advance pricing agreement for the 2015-2019 tax years on terms similar to the challenged APA, it decided not to file an application for a renewed APA in respect of 2015 and the four subsequent years. To the extent the SAT determines that the appropriate price of silver sales under the Amended and Restated Silver Purchase Agreement is significantly different from the PEM Realized Price, although PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Additional Capital

The mining, processing, development and exploration of Primero’s properties, may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Primero’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be attractive to Primero. Restrictions on incurring additional indebtedness in the Amended and Restated Silver Purchase Agreement, and in other agreements with existing or future lenders including the RCF, may limit the ability of the Company to borrow to finance acquisitions. Declines in gold and silver prices could have the result of making additional capital unavailable to Primero.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to U.S. dollars at the average rate during the period, as such if the U.S. dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in U.S. dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican and Canadian entities whose taxable profit or loss is denominated in a non-U.S. dollar currency.

Capital Cost and Operational Cost Estimates

The Company prepares budgets and estimates of cash costs and capital costs of production for its operations and its main costs relating to material costs, personnel and contractor costs, and energy costs. However, despite the Company’s efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns. The Company’s actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.

Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in additional capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is fully developed may have a material adverse effect on the Company’s business, results of operations and financial condition.

Global Economic Conditions

Market events and conditions, including recent political and social events in the global arena may adversely affect Primero’s business. In the last several years, the United States and certain European countries have experienced significant political events that have cast uncertainty on global financial and economic markets. NAFTA is currently under renegotiation and the result is uncertain at this time. It is unclear exactly what other actions the administration in the United States will implement, and if implemented, how these actions may impact Canada and Mexico and in particular, the mining industry. Any actions taken by the new United States administration may have a negative impact on the Canadian economy and on our business, financial condition and results of operations. In addition to the political disruption in the United States, the citizens of the United Kingdom recently voted to withdraw from the European Union and the government of the United Kingdom has begun implementing such withdrawal. To the extent that certain political actions taken in North America and elsewhere in the world result in a marked decrease in free trade, access to personnel and freedom of movement, it could have an adverse effect on the Company’s ability to market its products internationally, reduce access to skilled labour and negatively impact the Company’s business, operations, financial condition and the market value of its shares. A change in federal, provincial or municipal governments in Canada may have an impact on the directions taken by such governments on matters that may impact the mining industry. Similarly, with the upcoming presidential elections in Mexico this year, it remains uncertain as to whether a potential change in administration would pose any risks to Mexico’s mining industry, trade relationships and growth outlook.

The Company is also exposed to liquidity and various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash; (ii) the Company’s insurance providers; (iii) the Company’s lenders; (iv) the Company’s other banking counterparties and (v) the Company’s Value Added Tax (“VAT”) refund, as to when or whether the VAT arrears is eventually reimbursed. The Company is also exposed to liquidity risks in meeting its capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms attractive to the Company. As a result of this and the uncertainty of the recent market volatility, the Company’s planned growth and the trading price of the Company’s securities could either be adversely or positively impacted.

Effectiveness of Internal Control Over Financial Reporting

The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and under the Exchange Act in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.

Insurance and Uninsured Risks

Mining operations are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Primero’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Primero plans to maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with its operations. Primero may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Primero or to other companies in the mining industry on acceptable terms. Primero might also become subject to liability for pollution or other hazards for which it may not be able or, due to the high cost of premiums, desirable to buy insurance. Losses from these events may cause Primero to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

Operational Risks

Exploration, Development and Operating Risk

Primero’s current activities are directed towards mining operations and exploration projects at the San Dimas Mine. Mining operations generally involve a high degree of risk. Primero’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver including unusual and unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, causing delay or indefinite postponement of exploration, development or production, damage to life or property, environmental damage and possible legal liability. Other operational risks such as equipment failure or failure of retaining dams around tailings disposal areas may result in environmental pollution and consequent liability. Although appropriate precautions to mitigate these risks are taken, the inherent risk remains.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Resources and Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Primero will ultimately result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Primero not receiving an adequate return on invested capital. There is no certainty that the expenditures made by Primero towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this annual report and used in the Company’s mine models and as presented for the San Dimas Mine, are estimates based on geological interpretations and geological judgment and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and tools, and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular period. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuation in gold and, to a lesser extent, silver prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of Mineral Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Primero’s ability to extract these Mineral Reserves, could have a material adverse effect on Primero’s results of operations and financial condition including, without limitation, an impairment loss and a write down of Primero’s mining properties, discontinuance of production, and loss of interest in, or sale of, some of Primero’s properties. In addition to other adverse consequences, recording an impairment loss and a write-down may result in Primero breaching certain tangible net worth financial covenants under the Revolving Credit Facility that could constitute an event of default. See “Introductory Notes – Cautionary Notes to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources”.

Uncertainty Relating to Inferred Mineral Resources and Exploration Potential

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that all Inferred Mineral Resources will be upgraded to Mineral Resources with sufficient geological continuity to constitute Proven Mineral Reserves or Probable Mineral Reserves as a result of continued exploration. Exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of Mineral Resources being identified.

Fluctuations in the prices of gold and silver, results of drilling, metallurgical testing and production, and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources or Mineral Reserves could have a material adverse effect on the results of the Company’s operations and financial condition.

Need for Additional Mineral Reserves

Since all mines have limited lives based on Mineral Reserves, Primero will be required to continually replace and expand its Mineral Reserves as its mines produce gold and silver. Primero’s ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to expand Mineral Reserves at existing mines, to bring new mines into production and to complete acquisitions. The ability to commence or continue these activities requires sufficient financial resources to support these activities, and there is no assurance that sufficient funds are or will be available to the Company.

Title to Property

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. There is no guarantee that title to Primero’s properties will not be challenged or impugned. Mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could require the Company to modify its operations and/or plans for development.

There can be no assurance that the Company will be able to secure the grant or the renewal of mining concessions on terms satisfactory to it, or that governments in the jurisdictions in which Primero’s properties are situated will not revoke or significantly alter such permits or other tenures or that such mining concessions will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests and the mining concessions may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. If a title defect exists, it is possible that the Company may lose all or part of its interest in the properties.

Use of Ejido-Owned Land

An “Ejido” is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with local Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the Ejido or land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Certain of the properties included in the San Dimas Mine and for which Primero holds legal title have been subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings in all cases were brought against previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. As such, Primero initially has no standing to participate in them and may not receive timely notice of such actions brought decisions rendered.

Since acquiring the San Dimas Mine, Primero has been aware of four such Ejidos actions, three of which have been finally resolved in favour of Primero’s interests. Primero continues to challenge the fourth outstanding Ejidos’ legal claim to defend its position as the legitimate owner of the subject property. If Primero is not successful in this outstanding claim, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the subject property. Further, there is no assurance that Ejidos will not engage in legal proceedings to claim interests in properties owned by Primero in the future.

Indigenous Peoples and Local Communities

There are numerous international and national laws, codes, resolutions, conventions, guidelines, policies and other statements addressing the rights of indigenous peoples. The Company currently operates in certain areas presently or previously used by indigenous peoples. Many of the laws or statements impose obligations on government in respect of the rights of indigenous people and some mandate or suggest consultation with indigenous people regarding government actions which may affect them, including the approval or grant of mining rights or permits. The obligations of government and private parties to indigenous people continue to evolve. The Company’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of the Company’s projects or operations.

Surrounding communities and landowners are also stakeholders who may seek to interfere with the Company’s operations and development activities. Such opposition may be directed through legal or administrative proceedings, or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities.

Government Regulations, Consents and Approvals

Exploration and development activities and mining operations are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labour standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or its properties which could have a material adverse impact on the Company’s operations and exploration program and future development projects. Where required, obtaining necessary permits and licences can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company. Due to stringent government regulation, the Company may experience difficulties in obtaining permits for the use of explosives in Mexico and these difficulties could interrupt its operations.

Health and Safety Hazards

The personnel involved in Primero’s mining operations are subject to many inherent health and safety risks and hazards which could result in occupational illness or health issues, personal injury and loss of life. Primero strives to advance safety performance across all regions of its operations and projects to identify, minimize and manage health and safety risks. Although precautions to mitigate these risks have been taken, these risks cannot be eliminated and may adversely affect the Company’s business and operations.

Environmental Permitting Risks and Environmental Hazards

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s mining operations. To the extent such approvals are required and not obtained, Primero may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Primero and its results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Primero’s operations may cause damage to the environment, which could lead to government environmental authorities imposing fines, total or partial closures, compensatory measures or mandated investment in infrastructure. Examples of environmental damage that could result from operations include, but are not limited to, industrial fires, forest fires, oil spills, tailings dam spills, unforeseen emissions to the atmosphere and hazardous material soil filtrations.

The potential exposure to environmental risks may be significant and could have a material adverse effect on the Company. Primero has $25 million of sudden and accidental pollution coverage in its commercial general liability program. The policy can be activated if the pollution is discovered and reported within 10 days. The policy provides protection for third party bodily injury and/or property damage but not first party losses. In addition, the policy does not cover any fines or penalties or any costs of government mandated clean-up. All of the Company’s exploration, development and production activities are subject to regulation under one or more of the various federal and provincial environmental laws and regulations in Canada. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of its business, causing those activities to be economically re-evaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the Company’s financial capabilities. See “Item 3. Key Information – D. Risk Factors – Financial Risks – Insurance and Uninsured Risks”.

Environmental Permitting Risks and Environmental Hazards – Mexico

Primero’s mining operations are subject to Mexican and applicable state environmental regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also establish limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Primero’s results of operations. Environmental hazards may exist at the Company’s properties which are unknown to Primero at present and which have been caused by previous or existing owners or operators of the properties. Primero did not complete an environmental audit or other comparable environmental due diligence in connection with the acquisition of the San Dimas Mine.

San Dimas Tailings Management Risks

Tailings containment sites which existed at the time of Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) acquisition of the San Dimas Mine were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, or controls on public or wildlife access to cyanide solution ponds or pumping installations. Work was undertaken to address the deficiencies with the tailings management aspect of the operations and capital investments were carried out to upgrade the containment structures and tailings operations and to remediate the Tayoltita tailings dam. In 2014, a Technical Review and Risk Assessment of the Cupias tailing storage facility was performed by Amec Foster Wheeler. The final assessment delivered in early 2015 showed that the facility exceeded the minimum factors of safety criteria for static and seismic loading conditions for both the current and ultimate storage configurations. An evaluation of the surface water management facilities did however recommend that the ditches, diversion dam and other structures be modified to accommodate possible major storm events. The engineering of these improvements was completed in 2015 with construction started in 2017 and planned to continue until 2019.

The Company anticipates that further expenditures will be required to maintain compliance with applicable environmental regulations, which are becoming more stringent and can be expected to become more aligned with international guidelines in the future. The Company will incur environmental liability for mining activities conducted both before and after it acquired ownership of the San Dimas Mine. To the extent that the Company is subject to unfunded or uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

The asset purchase agreement entered into in connection with the acquisition of the San Dimas Mine does not provide for any indemnities from DMSL against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam. Primero has indemnified DMSL for any future environmental claims or liabilities. See “Item 4. Information on the Company – B. Business Overview – Mining Activities – San Dimas Mine – Environmental Matters.”

Labor and Employment Matters

Union contracts for the San Dimas Mine are renegotiated every two years, except for the compensation aspects, which are reviewed annually. See “See Item 4. Information on the Company – B. Business Overview – Changes to Contracts.” Production at the Company’s properties will continue to be dependent upon the ability of Primero to continue to maintain good relations with its employees and the union. In addition, relations between Primero and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities. Adverse changes in such legislation or in the relationship between Primero with its employees and unions may have a material adverse effect on Primero’s business, results of operations and financial condition.

A strike action by unionized employees resulted in a complete stoppage of mining and milling activities at the San Dimas Mine from February 15, 2017 to April 22, 2017, which significantly impacted 2017 production levels. With a new collective bargaining agreement (“CBA”) in place, a phased restart was initiated on April 22, 2017.

Although the Company has reached agreement with its union and places significant emphasis on maintaining a positive relationship with the union and employees, should labour strikes and work stoppages occur in the future, they may materially affect the Company’s operations and thereby adversely impact its future cash flows, earnings, production and financial condition.

Foreign Operations Risks – Mexico

All of the Company’s mining and mineral exploration operations are currently conducted in Mexico, and as such Primero’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; organized crime; kidnapping and hostage taking; extortion; military repression; theft; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; delays in obtaining or the inability to obtain or maintain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations (whether or not grounded in law, rule or non-binding statement of principles) in the form of legal challenges, protest or activity targeted against the Company; illegal mining, trespass and associated security threats and unsafe activities; changes in royalty and taxation regimes; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The Company has taken a variety of measures to protect its employees, contractors, property and facilities against safety and security risks such as crime, illegal mining, kidnapping, theft, vandalism and trespass. However, there can be no assurance that such measures will be effective or that incidents of criminal activity, illegal mining, theft, vandalism or trespass will not have an adverse impact on the Company’s operations, property or facilities, including the potential for harm to people or property, increased costs, and disruptions to production and the Company’s ability to meet production goals.

Changes, if any, in mining, taxation or investment policies, or shifts in political attitude in Mexico may adversely affect Primero’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Primero’s operations or profitability.

With the presidential elections in Mexico looming in July 2018, it remains uncertain as to whether a potential change in administration would pose any risks to Mexico’s mining industry, trade relationships and growth outlook, or to Primero’s operations, profitability, or its ability to resolve its outstanding tax matters through constructive dialogue with the Mexican government. There continue to be risks relating to the uncertain and unpredictable political environment in Mexico surrounding the elections and how our business will be impacted.

The San Dimas Mine is in a remote location and finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico is difficult. It is also difficult to find or hire qualified people in the mining industry to work at San Dimas or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. Any interruption in power supply or any interruption in water supply due to, inter alia, periods of drought or low rainfall could adversely impact the Company’s operations.

Competition

The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to identify and acquire suitable producing properties or prospects for development or mineral exploration. In addition, the Company also competes with its competitors over sourcing raw materials, supplies and services used in connection with its mining operations, including skilled experience workers and management.

Business Arrangements

Primero’s Board of Directors and Primero’s management continually review the Company’s long-term strategic plan and evaluate all alternatives to maximize stakeholder’s value. On January 12, 2018, the Company announced that it has entered into the Arrangement Agreement with First Majestic, whereby First Majestic will acquire all of the issued and outstanding common shares of Primero.

The closing of the Arrangement is subject to applicable regulatory approvals including anti-trust clearance in Mexico and the satisfaction of other customary conditions. There can be no assurance that the Company will be able to obtain required regulatory approvals for the Arrangement and complete, in a timely manner, other conditions to the Arrangement. Should the Arrangement be modified, restructured or terminated by either Primero or First Majestic, the market price of Primero shares or the business and operations of Primero may be materially adversely affected.

Permitting

The Company’s operations are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Although the Company’s mining operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold or obtain, if required, all permits necessary to develop or continue operating at any particular property.

Limited Reinvestment in San Dimas

Primero does not have sufficient cash to be reinvested in the San Dimas Mine due to its current financial situation. The reduced development in the underground and exploration drilling within the line and from surface may have an impact on the medium to long term production capability of the operation.

Key Personnel

The Company’s ability to successfully operate its mining properties and execute on its business strategy depends on its key executives and on certain operating personnel in Canada and Mexico. The Company’s ability to manage administration, production, exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high calibre of personnel in the future. As such, the loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers as of the date hereof. The Company faces intense competition for qualified personnel, and the loss of the services of one or more of such key personnel could have a material adverse effect on the Company’s business or operations. In addition, the proposed Arrangement creates further risk for the retention of key personnel.

Subsidiaries

Primero conducts operations through Canadian and foreign (Barbadian, Luxembourger and Mexican) subsidiaries, and a significant portion of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Primero’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Primero’s valuation and stock price.

Litigation

Class action lawsuits were filed in February 2016 against the Company in the State of California seeking to recover damages under the U.S. federal securities laws for certain shareholders. The Company filed a motion to dismiss which was granted on January 30, 2017, and the plaintiff’s claims were dismissed without prejudice. The plaintiffs filed an amended complaint on February 28, 2017. On July 14, 2017, the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amending the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected in 2018. The Company will continue to vigorously defend these class action lawsuits. The Company may also be, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations. See “Item 3. Key Information – D. Risk Factors – Operational Risks – Use of Ejido-Owned Land” and “D. Risk Factors – Financial Risks – Challenge to the 2012 APA”.

Risk of Amended and Restated Silver Purchase Agreement

Pursuant to the Amended and Restated Silver Purchase Agreement, Primero is required to sell to Wheaton Precious Metals International Ltd. (“WPMI”), a wholly-owned subsidiary of WPM a substantial portion of the silver produced from the San Dimas Mine at a current price of approximately US$4.32 per ounce, which is significantly below market price. This agreement imposes an unsustainable economic impact on the Company and Primero together with its advisors, engaged in discussions with WPM to renegotiate the terms of the Amended and Restated Silver Purchase Agreement since 2013 and more intensively during 2016 and 2017. These discussions did not result in any mutually satisfactory revision of the Amended and Restated Silver Purchase Agreement as WPM would not agree to provide Primero with an acceptable sustainable standalone business alternative. This was a determining factor that led to the Company’s strategic process and resulted in the pending Arrangement with First Majestic.

The closing of the Arrangement with First Majestic is subject to applicable regulatory approvals and the satisfaction of other customary conditions. In the event that the Arrangement with First Majestic is not completed or is terminated by either Primero or First Majestic in certain circumstances, there can be no assurance that the Company will be able to successfully renegotiate the terms of the Amended and Restated Silver Purchase Agreement with WPM or to otherwise mitigate the adverse economic effects.

Reputational Risk

Damage to Primero’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Companies are at greater risk of losing control over how they are perceived in the marketplace due to increased usage of social media and other web- based tools used to generate, publish and discuss user-generated content and to connect with other users. Although Primero believes that it operates in a manner that is respectful to all stakeholders and that it places a great emphasis on protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. An impaired reputation may lead to increased challenges in developing and maintaining community relations, resolving conflicts that may arise with governmental authorities, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects thereby having a material adverse impact on the Company’s results of operations, financial condition and growth prospectus.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

1. CORPORATE STRUCTURE

Primero Mining Corp. is incorporated under the British Columbia Business Corporations Act (the “Act”). On August 6, 2010, the Company acquired the San Dimas Mine, mill and related assets from DMSL and the shares of Silver Trading (Barbados) Limited (“Silver Trading”) from Goldcorp Silver (Barbados) Ltd., each indirect, wholly-owned subsidiaries of Goldcorp Inc. (“Goldcorp”). Effective January 1, 2015, Primero Mining Corp. and Primero Gold Canada Inc. amalgamated under the name of Primero Mining Corp. Primero also holds exploration properties in Mexico known as the San Dimas Southern Concessions and the Ventanas Property. The Company previously owned a second producing property, the Black Fox mine, located in the Township of Black River-Matheson, Ontario, Canada, which was sold on October 6, 2017 along with properties adjacent to the Black Fox mine – Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprised the Black Fox Complex (the “Black Fox Complex”). See “Item 4. Information on the Company – A. History and Development of the Company – General Development of the Business – 3. Three Year History – Sale of Black Fox Mine and Complex”.

On November 27, 2017, the Company sold the Cerro del Gallo Project via the sale of all of the issued and outstanding shares of the Company’s wholly-owned subsidiary San Anton Resource Corporation, the indirect owner of the project. See “Item 4. Information on the Company – A. History and Development of the Company – General Development of the Business – 3. Three Year History – Sale of Cerro del Gallo Project”.

Primero has three principal, wholly-owned subsidiaries: Primero Empresa Minera, S.A. de C.V. (“Primero Empresa”), which is incorporated under the laws of Mexico; Silver Trading (Barbados) Limited, which is incorporated under the laws of Barbados; and Primero Mining Luxembourg s.à.r.l., which is incorporated under the laws of Luxembourg. The following chart shows the organization of Primero and the ownership of its mineral properties.

(1)	Martin Aguilar, the General Manager of the Company and a Mexican resident, holds one share to meet Mexican corporate legal requirements.
(2)	Primero Mining Luxembourg s.à.r.l. is a holding company used by the Company to finance its operations.
(3)	Primero Empresa Minera, S.A. de C.V. is the owner and operator of the San Dimas Mine.
(4)	Silver Trading (Barbados) Limited is a trading and holding company.
(5)	Primero Compañía Minera, S.A. de C.V. is a service company.
(6)	Primero Servicios Mineros, S.A. de C.V. is a service company.
(7)	Primero Transportes Aéreos, S.A. de C.V. is an air taxi service company. The remaining 11.25% of shares are held by a nominee to meet Mexican corporate legal requirements.
(8)	Primero Auxiliares de Administración, S.A. de C.V. is a service company.

The head office of Primero is located at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, Canada, M5K 1H1, telephone (416) 814-3160, facsimile (416) 814-3170. The Company’s registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. The Company’s website address is www.primeromining.com.

2. GENERAL DEVELOPMENT OF THE BUSINESS

Primero is a precious metals producer which operates the San Dimas Mine located on the borders of Durango and Sinaloa states in Mexico, approximately 150 kilometers west of the city of Durango, Mexico. Primero is currently trading on the TSX under the symbol: “P”. Primero’s shares were listed on the New York Stock Exchange (“NYSE”) until August 14, 2017. In addition, Primero has a convertible debenture trading on the TSX under the symbol “P.DB.V” and common share purchase warrants trading on the TSX under the symbol “P.WT.C”.

During 2015, the Company acquired approximately 10,000 hectares of new concessions from the Mexican Mining registry in the vicinity of the San Dimas and Ventanas concessions and in 2016 it further acquired a significant mineral concession area of approximately 30,192 hectares between the San Dimas Mine and the Ventanas exploration property, thereby closing the gaps between these concessions (the “Southern Concessions”).

Primero’s Board of Directors and Primero’s management continually review the Company’s long-term strategic plan and evaluate all alternatives to maximize stakeholder’s value. Throughout 2017, Primero conducted an extensive strategic review process, exploring all possible opportunities and considering potential offers for some or all of its assets or its shares. Primero sold its Black Fox Complex in October, 2017, and the Cerro del Gallo Project in November, 2017 and the net proceeds from the sales of these assets were used to permanently repay a portion of the outstanding amount owing under its RCF.

On January 12, 2018, the Company announced its friendly acquisition by First Majestic and that the two companies had entered into the Arrangement Agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Primero. Under the terms of the Arrangement Agreement, all of Primero’s issued and outstanding common shares will be exchanged for First Majestic common shares on the basis of 0.03325 of a First Majestic common share for each Primero common share. On March 13, 2018, the shareholders of Primero voted to approve the Arrangement with First Majestic.

3. THREE YEAR HISTORY

Recent Developments

2018

Friendly Acquisition of Primero Mining and Restructured Stream with Wheaton Precious Metals

The Arrangement Agreement between Primero and First Majestic announced on January 12, 2018, marked the end of the strategic review process commenced by Primero. Under the terms of the Arrangement Agreement, all of Primero’s issued and outstanding common shares will be exchanged for First Majestic common shares on the basis of 0.03325 of a First Majestic common share for each Primero common share. This implies consideration of C$0.30 per Primero common share, representing a 200% premium, based on the 20-day volume weighted average prices of the First Majestic and Primero common shares on the Toronto Stock Exchange for the period ended January 10, 2018.

Concurrently with execution of the Arrangement Agreement, First Majestic has entered into agreements with WPMI, whereby, following closing of the Arrangement, the current silver streaming interest at Primero’s San Dimas silver-gold mine held by WPM will be terminated and First Majestic and WPM will enter into a new stream arrangement based on 25% of the gold equivalent production at San Dimas (the “New Stream”) with ongoing payments of $600 per gold equivalent ounce delivered under the agreement. As part of the transaction, WPM will receive 20,914,590 common shares of First Majestic having an aggregate value of $151 million.

Extension of existing Revolving Credit Facility in connection with proposed business combination

On January 12, 2018, the Company announced that it had agreed to an extension of its RCF and the related guarantee provided by WPM, both previously maturing on January 11, 2018, to the earlier of (i) April 30, 2018, (ii) the closing of the Arrangement, and (iii) the seventh business day following termination of the proposed Arrangement.

Special meeting of shareholders and a meeting of debetureholders

On February 9, 2018, the Company announced that it planned to hold a special meeting (the “Shareholder Meeting”) of its shareholders (the “Shareholders”) and a meeting of holders (“Debentureholders”) of its 5.75% convertible unsecured subordinated debentures (the “Primero Debentures”) due February 28, 2020 (the “Debentureholder Meeting”), on March 13, 2018 at 9:00 a.m. (Toronto time) and 10:00 a.m. (Toronto time) respectively. Shareholders and Debentureholders of record as of the close of business on February 9, 2018 were eligible to vote at their respective meetings.

At the Shareholder Meeting, Shareholders were asked to consider the proposed Arrangement between Primero and First Majestic. Primero’s Board of Directors unanimously recommended that Shareholders vote in favor of the proposed Transaction (as defined below).

At the Debentureholder Meeting, the Debentureholders were asked to consider the proposed amendment of the trust indenture dated February 9, 2015, between Primero and Computershare Trust Company of Canada (the “Trust Indenture”), to accelerate the maturity date of the Primero Debentures to the next Business Day (as defined in the Trust Indenture) following the effective date of the Arrangement (the “Debenture Amendment”).

Primero mailed an information circular with respect to the Arrangement and the Debenture Amendment to Shareholders and Debentureholders of record as of February 9, 2018.

Leading Independent Proxy Advisory Firms Recommend Primero Shareholders Vote in Favour of Proposed Arrangement

The Company on February 28, 2018 announced that Institutional Shareholder Services Inc. and Glass, Lewis & Co., LLC, two leading proxy advisory firms, had recommended that Primero shareholders vote for the Arrangement at the Shareholder Meeting to be held on March 13, 2018.

Shareholders and Debentureholders Vote in Favour of Arrangement Resolutions

On March 13, 2018, the Company announced that the Shareholders voted in favour of the Arrangement with First Majestic by more than 99% of votes cast. In addition, Debentureholders, at their meeting held on the same day, approved with 100 % of the votes cast, the proposed amendment of the Trust Indenture to accelerate the maturity date of the Primero Debentures to the next Business Day following the effective date of the Arrangement.

The Arrangement is expected to close in late April or early May 2018, subject to receipt of applicable regulatory approvals and the satisfaction of other customary conditions. In the event that the Arrangement does not close by April 30, 2018, the Company will seek an extension of the RCF.

2017

Work Stoppage and resumption of operations at San Dimas

On February 15, 2017, the Company announced that unionized employees at its San Dimas Mine in Mexico had initiated a strike action which resulted in the complete stoppage of mining and milling activities at the site. The stoppage resulted from the failure of the parties to reach an agreement during the negotiation of the CBA.

On April 13, 2017, the Company announced a new CBA with the National Union of Mine, Metal, Steel and Allied Workers of the Mexican Republic (Sindicato Nacional de Trabajadores Mineros, Metalúrgicos, Siderúrgicos y Similares de la República Mexicana) and that it had successfully resolved the work stoppage of unionized employees. Operations resumed on April 22, 2017.

Executive Leadership Change

On February 23, 2017, the Company announced the appointment of Mr. Joseph Conway as Interim President and Chief Executive Officer upon the departure of Mr. Ernest Mast as President and Chief Executive Officer.

Strategic Review Process

On February 27, 2017, the Company announced that the Board of Directors had commenced a strategic review process to explore alternatives to improve shareholder value, including strategic investments, joint ventures or asset sales and the sale of the Company.

Extension of existing Revolving Credit Facility

On March 24, 2017, the Company announced that it had agreed in principle with its lenders to an extension of its existing RCF previously maturing on May 23, 2017. Upon completion of the amending agreement, the maturity of the RCF was extended by six months to November 23, 2017. The amending agreement excluded financial covenants in the amended RCF during the six month extension period, to support the San Dimas restart plan. WPM guaranteed amounts payable under the RCF for a fee of $2.6 million payable at maturity.

On March 31, 2017, the Company announced that it had closed the extension of the maturity of the RCF with its syndicate of lenders. On this same date, Primero drew down $10 million under the RCF. An additional $15 million remained available for further drawdown provided that the proceeds were used solely in connection with the restart of the San Dimas operations, or otherwise any further drawdown required the consent of WPM.

Ongoing Audits of PEM and Observation Letters Received

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. In October 2017, the SAT issued an observations letter for the 2011 tax year. In both observations letters, the SAT made explicit its view that PEM should pay taxes based on the market price of silver. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements. The Company has submitted its formal response to both observations letters. The Company will vigorously dispute any reassessment of taxes on its silver revenues that is inconsistent with the APA. The Company is continuing a dialogue with the SAT to resolve its tax matters. See “Item 3 – D. Risk Factors”.

Sale of Black Fox Mine and Complex

On August 10, 2017, the Company announced that it had entered into an agreement with McEwen Mining Inc. (“McEwen”) to sell its interest in the Black Fox mine and associated assets located near Timmins, Ontario, Canada. The Company on October 6, 2017, announced the closing of the sale of the Black Fox mine and associated assets for a total consideration of $32.5 million including a closing net working capital adjustment of $2.5 million. This included $27.5 million in cash proceeds and the release of $5.0 million from restricted cash that was pledged towards environmental closure liabilities in the amount of $16.5 million, which were assumed by McEwen. The proceeds net of closing costs from the sale of the Black Fox Complex were used to permanently reduce the outstanding balance on the Company’s RCF. When released, the restricted cash was also applied to reduce the outstanding balance of the RCF.

The results from operations for the Black Fox Complex have been presented as discontinued operations in the audited consolidated financial statements and management’s discussion and analysis (the “MD&A”) for the year ended 2017, which are available on SEDAR at www.sedar.com.

Delist from the New York Stock Exchange, Shares Continue to Trade on the Toronto Stock Exchange

On August 14, 2017, the Company announced that it had received formal notification from the NYSE of its intention to initiate delisting procedures for the Company’s common shares, pursuant to Section 802.01D of the Listed Company Manual. The NYSE had determined that the Company was no longer suitable for listing based on “abnormally low” price levels. Primero did not appeal the NYSE’s decision. The NYSE filed Form 25 (Notification of Removal from Listing and/or Registration Under Section 12(b) of the Exchange Act) with the SEC.

The Company’s Common Shares trade on the Toronto Stock Exchange (“TSX”) under symbol “P”.

Management changes

On September 7, 2017, the Company announced that Mr. Ryan Snyder had been promoted to the role of Chief Financial Officer, effective September 15, 2017, and that Mr. Kevin Jennings had resigned to pursue other opportunities.

Sale of Cerro del Gallo Project

On November 14, 2017, the Company announced that it had entered into an agreement with Argonaut Gold Inc. (TSX: AR) (“Argonaut”) to sell its Cerro del Gallo development project (the “Cerro del Gallo Project”) located in the state of Guanajuato in central Mexico (the “Transaction”), for total consideration of US$15 million.

On November 27, 2017, the Company announced the closing of the sale of the Cerro del Gallo Project to Argonaut, via the sale of all of the issued and outstanding shares of San Anton Resource Corporation, the indirect owner of the project. The sale proceeds, net of closing costs, were used to permanently reduce the outstanding balance of RCF.

The results from operations for the Cerro del Gallo Project have been presented as discontinued operations in the audited consolidated financial statements and the MD&A for the year ended 2017, which are available on SEDAR at www.sedar.com.

Extension of existing Revolving Credit Facility

On November 22, 2017, the Company announced that it had agreed in principle with its lenders to an extension of the RCF and the related guarantee provided by WPM, previously maturing on November 23, 2017. The maturity of the RCF was extended to December 1, 2017, providing the Company with the ability to continue negotiations surrounding its previously announced strategic review process and the possible divestiture of its San Dimas Mine in Mexico.

Similar announcements were made on December 1, 2017, December 15, 2017 and on December 22, 2017, whereby the Company agreed with its lenders to successive extensions of the maturity of its RCF and related guarantee provided by WPM, to continue its strategic review process and negotiations regarding the possible divestiture of its San Dimas Mine in Mexico.

2016

Operational Challenges

The Company began 2016 with efforts to create and sustain a safety-first culture at its operations. Consequently, the Company implemented enhanced ground support standards at its San Dimas Mine which directly impacted operations for the first quarter of 2016. During the second quarter of 2016, production at the San Dimas Mine was impacted by unexpected labor disruptions along with lower than planned grades which resulted in a further update to the Company’s production guidance. During the third quarter of 2016, production at the San Dimas Mine was affected by unplanned workers absences and lack of achievement of mine plans, which resulted in reduced underground development rates and delayed certain ventilation improvement projects, all of which contributed to a further reduction of the Company’s 2016 production guidance.

Legal Claims

On February 3, 2016, the Company announced that it had received a legal claim from the SAT, seeking to nullify the APA issued by the SAT in 2012. The APA confirmed the Company’s basis for paying taxes on realized silver prices for the years 2010 to 2014 and represented the SAT’s agreement to accept that basis for those years. The legal claim initiated by the SAT did not identify any different basis for paying taxes. The Company believes this legal claim is without merit and it has since vigorously defended the validity of its APA. See “Item 3. Key Information – D. Risk Factors”.

In addition, a class action lawsuit was filed in February 2016 against the Company in the State of California seeking to recover damages under the U.S. federal securities laws for certain shareholders. The Company filed a motion to dismiss which was granted on January 30, 2017 and the plaintiffs’ claims were dismissed without prejudice. The plaintiffs filed an amended complaint on February 28, 2017. On July 14, 2017, the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amending the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in 2018. The Company will continue to vigorously defend this class action lawsuit.

Announcement of intentions to repay the Brigus Debentures

On February 10, 2016, the Company announced its intention to redeem with cash its outstanding $48.1 million 6.5% senior unsecured convertible debentures due March 31, 2016 (the “Brigus Debentures”) and further announced that it had drawn $50 million under its Revolving Credit Facility to satisfy the repayment of the Brigus Debentures. The Brigus Debentures were paid on March 30, 2016.

NAFTA Dispute

On June 2, 2016, the Company issued a Notice of Intent to submit a claim to international arbitration against the Government of Mexico pursuant to Article 1119 of NAFTA. The Notice of Intent highlighted the improper actions taken by the SAT, which proposed to revoke legal rights previously granted to Primero and upon which Primero relied to expand its investment in Mexico.

As Primero has been able to engage in a constructive dialogue with the Mexican government regarding the SAT’s legal claim against the APA, it has temporarily suspended the advancement of international arbitration proceedings against the Mexican Government.

Acquisition of Mineral Concessions

On June 14, 2016, the Company acquired a large concession area adjacent to its San Dimas Mine in Durango, adding 30,192 hectares substantially covering the area between the San Dimas Mine and the Ventanas exploration property. These new concessions are not covered by the Amended and Restated Silver Purchase Agreement.

Prospectus Offering

On June 24, 2016, the Company closed a “bought deal” underwritten prospectus financing with a syndicate of underwriters, pursuant to which the Company issued 22,022,500 units of the Company at a price of C$2.35 per unit for aggregate gross proceeds of C$51,752,872. Each unit consisted of one Common Share of the Company and one-half of one Common Share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one Common Share of the Company at a price of C$3.35 per Common Share until June 25, 2018.

Executive Changes

On January 31, 2016, Mr. Ernest Mast assumed the role of President and Chief Executive Officer and a director of the Company, replacing Mr. Joseph Conway who retired as Chief Executive Officer and assumed the role of Executive Vice Chairman of the Company.

On September 1, 2016, the Company appointed Mr. Kevin Jennings as Chief Financial Officer replacing Ms. Wendy Kaufman.

On October 6, 2016, the Company appointed Mr. Damien Marantelli as Chief Operating Officer, replacing Mr. Guillermo Adrian who was the Company’s Vice President of Operations and was killed in a plane crash reported on April 2, 2016.

NYSE Notice

On December 27, 2016, the Company announced that it had received formal notification from the NYSE of its non-compliance with the NYSE’s continued listing standards for minimum trading price. Primero’s shares were listed on the NYSE until August 14, 2017.

2015

Amalgamation

Effective January 1, 2015, Primero Mining Corp. and Primero Gold Canada Inc. (formerly Brigus) amalgamated under the name of Primero Mining Corp. under the Act.

Convertible Debenture Prospectus Offering

On February 9, 2015, the Company announced the closing of an underwritten prospectus offering of $75 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures (the “2015 Debentures”), maturing on February 28, 2020. The 2015 Debentures are convertible into Common Shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 Common Shares per $1,000 principal amount of 2015 Debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

Executive Changes; Head Office Consolidation

As part of the Company’s evolution and focus on maintaining efficiency as it continued to grow, the Company made the decision mid-2014 to consolidate its functions in a Toronto-based head office, initiating the closure of its Vancouver office where the corporate accounting and reporting team had previously been located. The Company appointed Ms. Wendy Kaufman to the role of Chief Financial Officer based in Toronto in September 2014. Further, on February 2, 2015, the Company announced the appointment of Mr. Ernest Mast, as President and Chief Operating Officer to fill the position that had been vacant since mid-October 2014 when the prior Chief Operating Officer resigned to pursue another opportunity.

B.	Business Overview

Overview

Primero is a Canadian-based precious metals producer with existing mining operations in Mexico. Primero currently has one producing property, the San Dimas Mine, located in Mexico’s San Dimas district on the border of Durango and Sinaloa states. In addition, Primero also holds exploration properties in Mexico known as the San Dimas Southern Concessions and the Ventanas Property.

Product and Economic Dependence

The Company’s principal products are gold and silver. There are worldwide gold and silver markets into which the Company can sell its products. The Company is not dependent on a particular purchaser with regard to the sale of gold. A significant portion of its silver produced at the San Dimas Mine is sold to SW Caymans (now WPMI) under the Amended and Restated Silver Purchase Agreement. See “See Item 4. Information on the Company – B. Business Overview – Mining Activities – San Dimas Mine – Amended and Restated Silver Purchase Agreement”.

Seasonality

There are no material seasonality impacts on the Company’s business.

Specialized Skills and Knowledge

Various aspects of the business of the Company require specialized skills and knowledge in the areas of international business, geology, engineering, exploration and development, environmental, and corporate social responsibility. The Company has adequate employees with extensive experience in these specialized areas, both in Mexico and Canada to support the conduct of its business.

Competitive Conditions

The mining industry is competitive in all of its aspects. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience or technical capabilities than Primero. In addition, the Company also competes with its competitors over sourcing raw materials and supplies used in connection with its mining operations, as well as for skilled experience workers and executives. See “Item 3. Key Information – D. Risk Factors – Operational Risks – Competition”.

Changes to Contracts

As of December 31, 2017, Primero had 798 unionized employees at the San Dimas Mine who are members of two sections of one union: Sindicato Nacional de Trabajadores Mineros and Metalúrgicos, Siderúrgicos y Similares de la República Mexicana. The union contracts are renegotiated every two years, except for the compensation aspects, which are reviewed every year. See “Item 4. Information on the Company – B. Business Overview – Business of Primero – Employees” and “Item 3. Key Information – D. Risk Factors – Operational Risks – Labour and Employment Matters”.

Employees

As of December 31, 2017, the Company had the following employees and contractors:

	Full-Time	Hourly
Location	Salaried	(Union)	Contractors	Total
Durango Office	32	Nil	2	34
San Dimas Mine (including Truchas)	400	798	458	1,656
Toronto Office	18	Nil	4	22
Total	450	798	464	1,712

The total number of employees of Primero has reduced substantially from the end of 2016. This is due to the sale of both the Black Fox Complex and Cerro del Gallo Project as well as reductions in San Dimas and Toronto reflecting an increased cost reduction focus.

Foreign Operations

All of the Company’s mining and mineral exploration operations are now conducted in Mexico, and as such, Primero’s operations are exposed to various levels of foreign political, economic and other risks and uncertainties. See “Item 3. Key Information – D. Risk Factors – Operational Risks – Use of Ejido-Owned Land” and “Item 3. Key Information – D. Risk Factors – Operational Risks – Foreign Operations Risks – Mexico”.

Environmental Protection

The activities of the Company are subject to environmental laws and regulations which are evolving in a manner that imposes progressively stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed projects and an increased degree of responsibility for companies and their officers, directors and employees.

In particular, the Company’s mining, exploration and development activities are subject to various levels of Mexican federal and state/provincial laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties, with which the Company is currently in material compliance. During the year ended December 31, 2017, the Company spent $0.55 million at the San Dimas Mine on capital projects related to environmental protection. Additionally, the Company accounted for its asset retirement obligations, consisting of reclamation and closure costs of its mining properties in its financial statements. See “Item 4. Information on the Company – B. Business Overview – Mining Activities – San Dimas Mine – Environmental Matters”, and “Item 3. Key Information – D. Risk Factors – Operational Risks – Environmental Permitting Risks and Environmental Hazards – Mexico”.

Social and Environmental Policies

Primero’s operating practices are governed by the principles set out in its Health and Safety Policy, Environment and Social Responsibility Policy and Code of Business Conduct and Ethics. The Corporate Responsibility Committee of the Board provides oversight in occupational health and safety, community relations, and environmental management. Internal weekly and quarterly reporting tracks performance indicators including human resources metrics, health and safety, environmental monitoring, compliance with permits, materials inputs and outputs, and community relations activities. Primero’s Board and senior management team have committed to the sustainability reporting process and report publicly on performance through the Annual Sustainability Report and the Company’s website.

The Company plans to continue to implement and expand the corporate responsibility programs and stakeholder engagement activities that have been initiated. In Tayoltita the ‘Activa Tayoltita’ year-long cultural and recreational activities included educational and sporting events and regular use of the recreational parks. The ongoing implementation of written agreements with local Ejidos in Mexico have generated new employment and business opportunities in the communities. In 2016, the Company’s commitment to its diverse stakeholder base was reflected in the adoption of a Diversity Policy, which can be found on the Company’s website www.primeromining.com, under “Board and Committee Guidelines” in the Corporate Governance section.

In April 2017, for the sixth consecutive year, the Company was awarded the “Distintivo ESR” (designation as a “Socially Responsible Business”) by the Mexican Center for Philanthropy. The award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

Licensing

The Company is dependent on permits and licences to operate its mines as discussed in “Item 4. Information on the Company – B. Business Overview –Regulation”. There are no additional material industrial or commercial licences that the Company is dependent upon.

MINERAL RESERVES AND MINERAL RESOURCES

Primero’s total Mineral Reserves and Mineral Resources at December 31, 2017, are shown in the tables below, and are qualified by the more detailed disclosure set out in the following sections.

Total Mineral Reserves and Mineral Resources as at December 31, 2017.
Classification	Property	Tonnage (Mt)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (koz)	Contained Silver (koz)
Mineral Reserves
Proven & Probable	San Dimas	4.1	3.8	304	495	39,662
Total Proven & Probable					495	39,662
Mineral Resources
Measured & Indicated	San Dimas	4.9	5.1	385	811	60,936
Measured & Indicated	Ventanas	0.2	2.5	258	12	1,286
Total Measured & Indicated					823	62,222
Inferred Resources	San Dimas	6.9	3.5	319	782	70,859
Inferred Resources	Ventanas	0.2	2.3	412	17	3,039
Total Inferred Resources					799	73,898

See Notes to Mineral Reserves and Mineral Resources on pages 33 - 35.

MINING ACTIVITIES

San Dimas Mine

Except as indicated below, the following description of the San Dimas Mine has been summarized from the technical report entitled “San Dimas Property, San Dimas District, Durango and Sinaloa State, Mexico, Technical Report for Primero Mining Corp.” dated April 18, 2014 (the “San Dimas Technical Report”), prepared in accordance with NI 43-101 by J. Morton Shannon, P. Geo., Rodney Webster, M.AIG, and Gabriel Voicu, P. Geo, each a “Qualified Person” for the purposes of NI 43-101. Readers should consult the San Dimas Technical Report to obtain further particulars regarding the San Dimas Mine. The San Dimas Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

The scientific and technical information after April 18, 2014 under the heading “Mining Activities – San Dimas Mine” is based on information reviewed and approved by Dave Laudrum, P.Geo., Senior Resource Manager for Primero.

Amended and Restated Silver Purchase Agreement

As part of the acquisition of the San Dimas Mine, Primero assumed the Amended and Restated Silver Purchase Agreement. The Amended and Restated Silver Purchase Agreement governs purchases of silver produced from the San Dimas Mine by SW Caymans (now WPMI). After meeting its contractual obligations to WPMI, Primero is free to sell all other produced silver at market prices. The following is a summary of the material terms of the Amended and Restated Silver Purchase Agreement:

-

The term of the Amended and Restated Silver Purchase Agreement is for the life of the San Dimas Mine, with an initial term expiring October 15, 2029, and automatic renewals for additional terms of ten years each, subject to WPMI’s right to terminate;

-	Silver Trading sells annually (in a “Contract Year”) to WPMI an amount of refined silver (the “Refined Silver”) equal to:

o	all ounces produced of payable silver (“Payable Silver”) from the San Dimas Mine up to 6,000,000 ounces (the “Threshold Number”), and

o	50% of any additional ounces of Payable Silver in excess of the Threshold Number of ounces of Refined Silver for such Contract Year.

-

The purchase price for the Refined Silver is equal to the lesser of (a) a fixed price of $4.04 plus an increase of one percent annually ($4.32 for 2017) and (b) the market price of Refined Silver at the time of sale;

-

If, by October 15, 2031, 215 million ounces of Refined Silver (the “Minimum Silver Amount”) have not been sold and delivered to WPMI by Silver Trading under the Amended and Restated Silver Purchase Agreement (including amounts produced under predecessor agreements equal to approximately 37.25 million ounces as at April 30, 2010), then Silver Trading will be obligated to pay to WPMI an amount (the “Minimum Silver Payment”), equal to:

o	Minimum Silver Amount, less the number of ounces of Refined Silver actually sold and delivered to WPMI by October 15, 2031;

multiplied by

o	$0.50 per ounce;

provided that (a) default in payment of the Minimum Silver Payment will not constitute an “Event in Default” under the Amended and Restated Silver Purchase Agreement, and (b) Goldcorp will indemnify Silver Trading for, and accordingly will be ultimately responsible for, any amount paid in respect of the Minimum Silver Payment under an indemnity agreement executed between Primero and Goldcorp, except to the extent that the deficiency payment arises because Silver Trading did not comply with its obligations to sell and deliver to WPMI silver required to be sold and delivered under the Amended and Restated Silver Purchase Agreement (other than with respect to the failure of Silver Trading to sell and deliver the Minimum Silver Amount).

For additional information about the Amended and Restated Silver Purchase Agreement, go to the Company’s profile on SEDAR at www.sedar.com.

Historical Production

Historical mill production for the San Dimas Mine from 2003 to 2017 is summarized in the following table:

San Dimas Mine Production		Grade		Contained Ounces
Year	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
2003	0.424	5.3	428	71	5,825
2004	0.398	6.9	525	88	6,717
2005	0.508	7.4	497	121	8,115
2006	0.689	7.8	438	172	9,706
2007	0.685	6.3	341	138	7,501
2008	0.657	4.3	259	90	5,479
2009	0.673	5.4	247	116	5,356
2010(1)	0.612	4.5	244	88	4,803
2011	0.663	3.9	226	80	4,603
2012	0.721	3.9	234	88	5,134
2013	0.767	4.7	258	115	6,362
2014	0.898	4.7	232	134	6,606
2015	0.993	4.9	274	156	8,760
2016	0.759	3.9	228	94	5,564
2017	0.445	4.4	296	62	4,235

(1)    Primero acquired the San Dimas Mine on August 6, 2010.

Drilling

Prior to Primero’s acquisition of the San Dimas Mine, all drilling was previously termed exploration drilling and was intended to collect data well away from the underground development that was intensively tested by channel sampling. Commencing in 2011, definition drilling campaigns were designed to convert Inferred Mineral Resources to Indicated Mineral Resources, and only drilling designed to test new targets was designated as exploration drilling. The total drilling conducted in 2017 is shown in the following table.

Area	Number of Drill Holes	Metres
Tunel San Fernando	2	849
Santa Jessica	66	17,522
Santa Regina	22	7,155
Perez	10	2,452
Sistema San Luis	2	399
Victoria	24	7,142
San Juanito	3	1,002
San Rafael	7	2,583
Alexa	12	2,226
Trinidad	3	1,158
Total	151	42,487

Drill holes are typically drilled to get the best intersection possible such that the intersected width is as close as possible to the true width, while giving vertical coverage. Drilling underground is achieved by drilling from one vein development to another, or from specific drill stations established on development headings driven to access the vein. Holes are typically 200 to 250 metres long and generally between +/- 50o in dip, while surface drilling, targeting deep veins, can be up to 1,000 metres long. Generally, fans are drilled on multiple sections from one set up. Since October 2011, samples have been sent for analysis to the SGS laboratory in Durango and bulk density measurements have been systematically taken on core samples.

Mr. Dave Laudrum, P.Geo., Senior Resource Manager, Primero and a Qualified Person for the purposes of NI 43-101 has reviewed the appropriate reports, and is of the opinion that the analytical and database quality and the geological interpretations support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.

Mining Operations

The San Dimas Mine operation includes four underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block and the Arana Block (the Santa Rita mine). Vein thickness varies from 0.1 metres to 8 metres with the average approximately 1.9 metres. Some veins have a strike length of more than 1,500 metres. Vein dips vary from about 35o to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%.

Typical mining of the vein systems is by mechanized cut-and-fill and long-hole, using drill jumbos or jacklegs, pneumatic long-hole drills and load-haul-dump machines, with primary access provided by adits and internal ramps from an extensive tunnel system under the steep, mountainous terrain.

The basis for ore haulage at San Dimas is load-haul-dump (“LHD”) equipment feeding trucks for haulage to the portal and then plant stockpiles. In the Tayoltita mine, the LHD equipment load rail wagons for haulage to the Tayoltita mill crushing plant. Development waste is generally moved to stopes as fill.

There is one milling facility at Tayoltita to process the production from the active mining areas in San Dimas. The Tayoltita mill has a conventional Merrill Crowe process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of gold and silver. San Dimas operates a dry stack tailings deposition facility, which has a minimum of 9 year life at the current processing rate.

Recent Operating History for the San Dimas Mine

In 2017, Primero continued to implement major safety initiatives which required that all workers in the underground mine would only work under supported ground, and the systematic installation of ground support is now a requirement in all active workplaces. This initiative reduced production rates due to the time involved in installing the ground support.

During 2017, the San Dimas Mine produced 73,665 gold equivalent ounces (just below the Company’s revised guidance range of 75,000 to 90,000 gold equivalent ounces) and 60,167 ounces of gold and 3,962,580 ounces of silver. Throughput at the San Dimas Mine in 2017 averaged 1,219 TPD (based on 365 day availability).

Environmental Matters

During the year ended December 31, 2017, the Company spent $0.55 million on capital projects related to environmental protection. This included continued improvements to the tailings storage areas and some surface water management structures. Ultragen, engineering consultants specialized in mechanical and piping designs, reviewed the tailings pipelines condition and original design and recommended a series of modifications in order to improve the safety and durability of the pipelines. The implementation of these measures was started in late 2014 and was completed in the third quarter of 2016 (with the exception of modifications to the tailings pipelines suspension bridge which will be completed in the fourth quarter of 2018).

In 2015, a Technical Review and Risk Assessment of the Cupias tailing storage facility was performed by Amec Foster Wheeler. The stability evaluation of the storage facility currently in use shows that the facility exceeds the minimum factors of safety criteria for static and seismic loading conditions for both the current and ultimate storage configurations. Preliminary evaluations of the current surface water management facilities shows that the ditches, diversion dam and other structures require modifications to accommodate possible major storm events. The engineering of these improvements was completed in late 2015 and construction started in the second quarter of 2017 with the modification of the ditches completed at the end of the third quarter 2017. Following a planned visit to site in September 2017, Amec Foster Wheeler recommended additional changes to the design of eastern dam and the solution pond located at the east end of the facility. Modifications to the design were completed at the end of 2017. Work on the eastern dam, spill way and solution pond is planned to resume at the start of the second quarter 2018 with completion planned for 2019.

The San Dimas Mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). The Company has accrued a decommissioning liability consisting of reclamation and closure costs for the San Dimas Mine. The undiscounted cash flow amount of the obligation was $31.6 million at December 31, 2017 and the present value of the obligation was estimated at $11.4 million, calculated using a discount rate of 7.39% and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, the Company has assumed is 17 years. In respect of the decommissioning liability, San Dimas Mine expects to incur $2.2 million in 2019 and $2.0 million in 2020 to remediate the historical San Antonio tailings, with the remainder of the expenditures to be incurred mainly at the end of the mine life.

On November 3, 2017, a 1” PVC pipe failed inside the process plant spraying process solution containing cyanide over the perimeter wall. Approximately 1.5 cubic metres of cyanide solution spilt onto adjacent soils and into the Piaxtla river. The Company’s emergency response plans addressed the spill and authorities were promptly notified. The analysis of the equipment failure was completed and all observations and recommendations have been closed out.

In addition, Primero is also dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old San Antonio (Contraestacas) tailings facilities. All work is expected to be completed in 2020.

San Antonio Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio mill was closed in 2003. The tailings dam site is located in a sharp curve in a steep walled river canyon downstream of the remnants of the mill. The river was diverted through two tunnels which were excavated in the canyon wall on the inside of the river bend. A third tunnel for road access was excavated and also serves as an additional channel for the river in high flow periods. In 2002, the then owner of the mine (Wheaton River Minerals Ltd.) identified the San Antonio tailings dam as a risk to failure due to a low safety factor in the dam, the risk associated with an unknown hydrostatic head in the active tailings deposition area and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the San Antonio mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering it with mine waste rock. These measures would also decrease the potential for erosion of the tailings. Some of this work was initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after the submission of an environmental assessment, which demonstrated the validity of the plan. A scale model was developed that through a series of tests, determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piésold (international geotechnical consultant), the emplacement of a rock filled berm began with about 60% completed; however, the rains and lack of an access road significantly affected progress. Further work was done in 2008 and subsequent years. Full closure of the San Antonio old tailings facilities, which consists of completing a downstream berm and spillway, is planned to be completed in 2020. See “Item 3. Key Information – D. Risk Factors – Operational Risk – San Dimas Tailings Management Risks”.

Reserves and Resources

The San Dimas Mine is an established property with a long operating history and a record of Mineral Reserve replacement, Mineral Resource conversion and exploration success.

At the San Dimas Mine, the Mineral Reserves and associated Mineral Resources were constrained in 64 individual geological models and block models. Mineral Resources were estimated using GEMS software with ordinary kriging interpolation applied to major veins and inverse distance squared interpolation applied to minor veins. Resources in some additional minor veins were estimated using a polygonal method and included in Inferred Mineral Resources. In addition to the GEMS models, Leapfrog geological models were created for 22 of the main veins which honour the vein contacts, the gold and silver grades, structural geology, quartz veining and mineral alteration. Grade estimation was performed on 3 metre long by 3 metre high by 0.5 metre wide blocks. Variable grade capping was applied to veins supported by statistical analysis and visual checks.

To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis and respecting mining methodology. For the block-modelled veins, Measured Mineral Resources and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of 2 drill holes within 30 to 45 metres.

Primero used a constant bulk density of 2.6 t/m3 for the estimation of the tonnes for all veins in the December 2015, December 2016 and December 2017 estimates.

Due to the poor Quality Assurance/Quality Control (“QA/QC”) results in 2011 and 2012, AMC Mining was unable to classify any of the Mineral Resources as a Measured Mineral Resource. Improved QA/QC methods and practices were implemented commencing in 2012 and have continued since then. Commencing with the 2013 Mineral Resources estimate, the Company has been able to classify Measured Mineral Resources. The Company utilizes an external laboratory for all drill samples and the channel samples that are used in Mineral Resources and Reserve estimates.

Samples assayed in an external laboratory (SGS in Durango), are subject to a QA/QC process consisting of the regular insertion of standard reference materials and blank materials.

Diamond drill core of BTW, BQ and NQ diameter is cut in half and one half is submitted to SGS, which is an ISO certified independent laboratory. Sample intervals have an average length of 0.7 metres and, in general, they are no longer than 1.5 metres, although occasionally slightly longer intervals were used. In the laboratory, the samples are dried, crushed and pulverized to 85% of the sample passing a 75 µm sieve. Gold is analyzed by 30g fire assay with atomic absorption finish. Above 10g/t gold fire assay the gold is analyzed with gravimetric finished. Silver is analyzed by atomic absorption. Above 300g/t fire assay Ag is analyzed with gravimetric finish. For exploration drilling an extra assay of ICP-OES 34 elements aqua regia digestion is done.

For the estimation of Mineral Reserves, Primero has assumed that the current drill-jumbo and jackleg cut and fill mining methods continue to be practised at the San Dimas Mine, with respective minimum mining widths of 3 metres and 1 metre. The Company has introduced the use of long-hole mining method at the San Dimas Mine, rather than cut and fill on an increasing scale, with a minimum mining width of 1.5 metres. For the purposes of Mineral Reserve estimation unplanned mining dilution on each side of the planned mining width is assumed to be 0.2 metres for cut and fill and 0.3 metres for long-hole mining. For each mining method, 0.2 metres of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated at 45%. For the veins upon which the year-end 2017 Mineral Reserve estimate is based, the respective mined tonnes from jumbo, jackleg and long-hole mining are estimated at 12%, 35% and 52%, respectively. Other than for sill mining, average recovery throughout each mining block for both cut and fill and long-hole mining has been assumed to be 95%. For sill pillars, a factor of 75% has been used.

Commencing in 2016 the Company has applied a two-pass cut-off grade at the San Dimas Mine. Firstly an all-in sustaining cost cut-off grade was applied to highlight areas for inclusion in the Mineral Reserve, followed by the application of an operating cost cut-off grade to highlight additional incremental material for potential inclusion. The all-in sustaining cost cut-off grade applied was 3.22 g/t gold equivalent (“AuEq”) and considers direct operating costs and sustaining capital costs. The operating cut-off grade next applied was 2.22 g/t AuEq and considers direct operating costs only. For the 2017 Mineral Reserve, similar operational, revenue and cost assumptions have been used.

Proven Mineral Reserves and Probable Mineral Reserves for the San Dimas Mine at December 31, 2017 decreased 22,000 ounces of gold and 1.6 million ounces of silver from year-end 2016.

The results of the Mineral Resource and Mineral Reserve estimation work are shown in the table below, which shows a summary of the Mineral Resources and Mineral Reserves at December 31, 2017. As noted above, the Inferred Mineral Resource is a mix of block modeled and polygonal estimates. The relevant cut-off and price data are shown in the footnotes.

Classification	Tonnage (Mt)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (koz)	Contained Silver (koz)
Mineral Reserves

Proven	1.2	4.3	364	168	14,118
Probable	2.8	3.6	279	327	25,544
Proven & Probable	4.1	3.8	304	495	39,662
Mineral Resources

Measured & Indicated	4.9	5.1	385	811	60,936
Inferred	6.9	3.5	319	782	70,859

Notes to Mineral Reserve Statement:

1. Assumed gold price of US$1,200 per troy ounce and silver price of US$17 per troy ounce.
2. A two-pass cut-off grade was applied at San Dimas; first-pass of 3.22 g/t gold equivalent based on total all-in costs of $118.00/t ($81/t direct costs and $37/t sustaining capital), and second-pass of 2.22 g/t gold equivalent based on direct operating costs only. Metal supply contract obligations have been referenced in determining overall vein reserve estimate viability.
3. Assumed processing recovery factors at San Dimas for gold of 95% and silver of 92% were used in the cut-off grade calculation.
4. Exchange rate assumed is MXN$18.00/US$ 1.00.
5. The Mineral Reserve estimates for San Dimas Mine set out in the table above have been reviewed and approved by Mr. Patrick McCann, P.Eng., Principal Engineer, Primero and a Qualified Person (“QP”) for the purposes of National Instrument 43-101 (“NI 43-101”).
6. Mineral Reserves do not consider the silver purchase agreement which exists with Silver Wheaton Corp. such that the first 6.0 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.32 per ounce (adjusted by 1% per year) and market prices.

Notes to Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves.
2.	Assumed gold price of US$1,200 per troy ounce and silver price of US$17 per troy ounce.
3.	San Dimas cut-off grade of 2.0 g/t AuEq was applied.
4.	The Mineral Resource estimates for San Dimas Mine set out in the table above have been reviewed and approved by Mr. Dave Laudrum, P.Geo., Senior Resource Manager for Primero and QP for the purposes of NI 43-101.

Other than as described herein, Primero is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Resources.

Discontinued Operations

On October 6, 2017, the Company closed the sale of the Black Fox Complex. The sale of the Cerro del Gallo Project was closed on November 27, 2017. The results from operations for the Black Fox Complex and Cerro del Gallo Project have been presented as discontinued operations in the audited consolidated financial statements and the MD&A for the year ended 2017, which are available on SEDAR at www.sedar.com.

Prior to the sale on October 6, 2017, the Black Fox mine produced 51,209 ounces of gold attributable to Primero. A total of 606,250 tonnes of ore were milled from the underground and low grade stockpile at an average grade of 2.73 g/t. The mining from underground contributed 182,889 tonnes at an average grade of 6.20g/t.

For information on our discontinued operations (Black Fox Complex and Cerro del Gallo Project) please see our prior years annual reports.

DESCRIPTION OF THE MARKETS WHERE WE OPERATE

All of Primero’s mining and mineral exploration operations are now conducted in the San Dimas Mine, Mexico. The San Dimas Mine operation includes four underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block and the Arana Block (the Santa Rita mine).

The Company’s principal products are gold and silver. There are worldwide gold and silver markets into which the Company can sell its products. The Company is not dependent on a particular purchaser with regard to the sale of gold. A significant portion of its silver produced at the San Dimas Mine is sold to WPMI under the Amended and Restated Silver Purchase Agreement. See “See Item 4. Information on the Company – B. Business Overview – Mining Activities – San Dimas Mine – Amended and Restated Silver Purchase Agreement”.

During 2017, the San Dimas Mine produced 73,665 gold equivalent ounces (just below the Company’s revised guidance range of 75,000 to 85,000 gold equivalent ounces), and 60,167 ounces of gold and 3,962,580 ounces of silver.

The following table presents the breakdown of total revenues attributable to each of our products.

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016	2015
Mexico
Gold	$74,979	$121,553	$169,790
Silver	16,790	26,028	43,402
Canada
Gold	65,828	71,595	478,112
Total	$157,597	$219,176	$291,304

REGULATION

Exploration and development activities and mining operations are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labor standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or its properties which could have a material adverse impact on the Company’s operations and exploration program and future development projects. Where required, obtaining necessary permits and licenses can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company. Due to stringent government regulation, the Company may experience difficulties in obtaining permits for the use of explosives in Mexico and these difficulties could interrupt its operations.

Primero holds the appropriate permits under local, State and Federal laws to allow mining operations at the San Dimas Mine. The main environmental permit is the Licencia Ambiental Única under which the mine operates its “industrial facilities” and is approved by the Mexican Environmental Agency, the Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT). The mine and mill expansion of the San Dimas Mine is also covered by this permit. Other significant permits are those related to water supply and water discharge rights and are approved by the National Water Commission, the Comisión Nacional del Agua (CONAGUA) and the explosives procurement and management permit approved and regulated by the National Defense Department, the Secretaria Nacional de la Defensa (SEDENA). A waste rock project was commenced in 2013 for which both the environmental impact study and the technical justification were also approved by the SEMARNAT.

Primero is also subject to tax laws and royalty regulations in Mexico. See “Item 3. Key Information – D. Risk Factors – Financial Risks – Challenges to the 2012 APA”.

Prior to its disposition in 2017, the Black Fox mine in Ontario, Canada was also subject to various regulations. At the Black Fox mine and mill, the primary environmental permits necessary for the continuing development and operation of the mine and mill included:

•	The Permit to Take Water. These are approved by the Ontario Ministry of Environment and Climate Change (MOECC) for the withdrawal of surface or ground water quantities in excess of 50 m³/day.
•	The Environmental Compliance Approval/Air. These are approved by the MOECC for treatment and discharge of emissions to air, including management of dust and noise in emissions.
•	The Environmental Compliance Approval/Industrial Sewage Works also approved by the MOECC and for collection, treatment, and discharge of wastewaters.
•	A filed Closure Plan, including the posting of final assurance for closure. This is approved by the Ontario Ministry of Northern Development and Mines (MNDM).

Primero is also subject to applicable corporate, securities and tax laws in Canada, which are administered by the Canadian Securities Administration and the Canada Revenue Agency, and securities laws of the Unites States, which are administered by the Securities and Exchange Commission.

C.	Organizational Structure

Primero has three principal, wholly-owned subsidiaries: Primero Empresa, which is incorporated under the laws of Mexico; Silver Trading (Barbados) Limited, which is incorporated under the laws of Barbados; and Primero Mining Luxembourg s.à.r.l., which is incorporated under the laws of Luxembourg.

D.	Property, Plant and Equipment

SAN DIMAS

Property Description and Location

The San Dimas Mine is located on the borders of the Durango and Sinaloa states, approximately 125 km north-east of Mazatlán, Sinaloa and 150 kilometres (“km”) west of the city of Durango, Durango, in Mexico. The property is centered on latitude 24°06’N and longitude 105°56’W.

The San Dimas property consists of 93 contiguous concessions covering approximately 28,423 hectares, having expiry dates ranging from 2019 to 2055. As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities and the licenses are in good standing. Primero has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

In 2013, the Mexican federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metals mining companies must pay a 0.5% royalty on revenues from gold, silver and platinum.

Primero holds the appropriate permits under local, State and Federal laws to allow mining operations at the San Dimas Mine. The main environmental permit is the Licencia Ambiental Única under which the mine operates its “industrial facilities”. The mine and mill expansion of the San Dimas Mine is also covered by this permit. Other significant permits are those related to water supply and water discharge rights. A waste pad project was commenced in 2013 for which both the environmental impact study and the technical justification were approved by the Secretaría de Medio Ambiente y Recursos Naturales and the Mexican environmental protection agency. In addition, permits were received from the Comisión Nacional de Agua regarding the Piaxtla River diversion that is part of this waste pad project. As of March 2014 the river’s course has been diverted through the new canal and the aquatic life recovery had been achieved. The new waste pad construction was completed in May 2014.

Access, Climate, Local Resources, Infrastructure and Physiography

Access

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlán or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlán and Durango. Heavy equipment and supplies are brought in by road from Durango.

Climate

The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35° C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September); however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm. Weather does not affect the operations and mining is carried out throughout the year.

Local Resources and Infrastructure

Mining at the San Dimas Mine is done by a mixture of contract mining and Primero personnel. Tayoltita is the most important population centre in the region with approximately 8,000 inhabitants, including mining personnel, and the population outside of this centre is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Electrical power is provided by a combination of Primero’s own hydro generation system – Las Truchas – and the Mexican “Federal Electricity Commission” (“CFE”). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the MFPA. Since the completion of the Las Truchas phase 2A expansion in August 2014, the hydroelectric facility provides about 95% of the total requirement of the San Dimas Mine during four months of the year. During the remaining eight months of the year, corresponding to the dry season, the hydroelectric facility provides approximately 50% of the San Dimas power requirements for operations and the rest is supplied by the utility (CFE) and by diesel generators at the mine site. The recent Las Truchas phase 2A expansion has increased the power generation of the Las Truchas facility from 50 GW to 75 GW per year.

The main infrastructure of the San Dimas district consists of roads, a townsite, an airport, the crushing and processing facilities of the Tayoltita mill, the old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, the Las Truchas hydro generation facilities, a diesel power plant and the San Dimas Mine, which is divided into five blocks: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block, the Tayoltita and Arana Blocks (Santa Rita Mine). The San Antonio mill and tailings facilities are currently under reclamation. Primero holds sufficient surface rights to support the San Dimas Mine operations, and associated infrastructure. Environmental permits are required from various federal, provincial, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time.

Physiography and Vegetation

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level (“amsl”) on the high peaks to elevations of 400 metres amsl in the valley floor of the Piaxtla River. Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations while lower slopes and valleys are covered with thick brush, cacti and grass.

History

Prior Ownership

The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, when the American San Luis Mining Company acquired the Tayoltita mine and American Colonel Daniel Burns took control of the Candelaria mine and began working in the area, and has continued under different owners to the present. By 1940, the San Luis Mining Company had acquired the Candelaria and the Contraestaca mines.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V (“Luismin”).

In 2002, Wheaton River Minerals Ltd. (“Wheaton River”) acquired the property and, in 2005, Wheaton River merged with Goldcorp. Through its wholly-owned subsidiary, Primero Empresa, Primero acquired the San Dimas Mine from subsidiaries of Goldcorp in August 2010. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”.

Historical Exploration and Development Work

In the San Dimas mining district there are historical records that mention workings since 1757, but it was not until 1890 that there were formal operations by the San Luis Mining Company and Mexican Candelaria Company. In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out.

In the 1960s, higher grade discoveries led to the first deep drilling campaigns and to the initial long tunnels. In 1975, the first 4.5 kilometre tunnel (deepest in the district) was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the “Favourable Zone” concept described under “Deposits and Mineralization” below, aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east “Tayoltita-Santa Rita” block.

By the late 1980’s and early 1990’s, the Favourable Zone concept and Ag/Au ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district.

In 2002, foreign investment (mainly Canadian) returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling “long” drill-holes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high grade veins, such as the Elia, Aranza, Victoria and Alexa, were discovered.

Geological Setting

Regional Geology

The general geological setting of the San Dimas district includes two major volcanic successions totalling approximately 3,500 metres in thickness, which have been described the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) and are separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition.

The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (1 to 2 millimetres plagioclase phenocrysts).

Above the Productive Andesite, the overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

Local and Property Geology

In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district; however, within most of the district it is about 1,000 metres thick. The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Deposits and Mineralization

Deposits

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mine exhibits a vertical zonation with a distinct top and bottom that the prior owner of the mine termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas Mine is some 300 metres to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.

Mineralization

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in the southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 metres, but average 1.5 metres. They have been followed underground from a few metres in strike length to more than 1,500 metres.

Three major stages of mineralization have been recognized in the district: (1) early stage; (2) ore forming stage; and (3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres); however, most average 150 metres in strike length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Exploration and Drilling

Historically, exploration of the Favourable Zone at San Dimas Mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work are done both in-house and by use of contractors.

Channel Sampling

While drilling and drifting are now the predominant methods of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources. Channel samples are routinely taken every three metres in all development in vein, and stoping is sampled every two rounds (6 metres). Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 metres in length and the minimum sample width is 0.2 metres. A second cut is taken across the vein as a validation and the results averaged for grade control purposes. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub-sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and “quartered” such that a 2 kilogram sample is bagged and labelled with sample number and location details. Samples are dispatched to the Primero Tayoltita Mine Laboratory (the “TAY Lab”) and samples received by 1:00 p.m. are reported that day. Sketches of the face sampled are filed, showing samples’ physical locations from surveying and the measured width of each sample. Since January 2012, approximately 1/3 of all channel samples and 100% of drillcore samples were sent to the independent SGS laboratory in Durango. These samples had QA/QC procedures applied and were of a standard that can be reliably used for estimation of Mineral Resources. The vein mapping and channel sampling is continually plotted on plans and both used for grade control and for Mineral Resource estimation. In 2013 all channel samples collected and sent to SGS laboratory in Durango (approximately 1/3) were subjected to QA/QC procedures.

Reserves

See “Item 4. Information on the Company – B. Business Overview – Mining Activities – San Dimas Mine – Mineral Reserves and Mineral Resources”.

Production Capacity

The production capacity of the San Dimas mine is dependent upon both the availability of ore from the underground mine and the capacity of the mill. The current sustainable production capacity of the mill is approximately 2,750 tonnes per day. The availability of ore from the underground mine is dependent upon the areas being mined and external factors such as metal prices and foreign exchange. Mining reserves are included in “Item 4. Information on the Company – B. Business Overview – Mining Activities – San Dimas Mine – Mineral Reserves and Mineral Resources”.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. This annual report contains forward-looking statements that involve risks and uncertainties.

Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, those set forth in “Introductory Notes – Cautionary Statements about Forward-Looking Statements” and the matters set forth in this annual report generally.

We have prepared our audited consolidated financial statements as of December 31, 2017 and 2016 and for the three years ended December 31, 2017 in U.S. dollars and in accordance with IFRS as issued by the IASB.

The financial information and related discussion and analysis contained in this item are in accordance with IFRS as issued by the IASB. The amounts are in million U.S. dollars, unless otherwise stated.

A.	Operating Results

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company owns one producing property, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. In addition, the Company owns one exploration property, Ventanas, located in Durango State, Mexico. On January 12, 2018, the Company announced that it entered into the Arrangement Agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Primero. On March 13, 2018, the Arrangement Agreement was approved by Primero shareholders. The Company is awaiting anti-trust clearance in Mexico and the satisfaction of other customary conditions.

The Company previously owned a second producing property, the Black Fox mine, located in the Township of Black River–Matheson, Ontario, Canada, which was sold on October 6, 2017 along with properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprised the Black Fox Complex. On November 27, 2017, the Cerro del Gallo gold-silver-copper project was sold, located in the state of Guanajuato in central Mexico.

The profitability and operating cash flow of the Company are affected by numerous factors, including its ability to extend or replace its existing financing or secure future financing, the amount of gold and silver produced and sold, market prices of gold and silver, the price of metal under its existing streaming agreements, operating costs, regulatory and environmental compliance, as well as currency exchange rates, labor relations, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks are beyond the Company’s control.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and were listed on the NYSE under the symbol “PPP” until August 14, 2017. In addition, Primero has a convertible debenture trading on the TSX under the symbol “P.DB.V” and common share purchase warrants trading on the TSX under the symbol “P.WT.C”.

SELECTED CONSOLIDATED ANNUAL INFORMATION

Years ended December 31	2017	2016	2015
Key Performance Data[1]
Tonnes of ore milled	1,050,961	1,672,322	1,868,926
Produced
Gold equivalent( ounces)	124,874	176,139	259,474
Gold (ounces)	111,376	156,052	221,060
Silver (million ounces)	3.96	5.32	8.30
Sold
Gold (ounces)	114,377	158,028	218,194
Silver (million ounces)	3.90	5.57	8.12
Average realized prices
Gold ($/ounce)[2]	$1,231	$1,222	$1,136
Silver ($/ounce)[2]	$4.30	$4.68	$5.34
Total cash costs (per gold ounce)[4]
Gold equivalent basis	$862	$865	$637
By-product basis	$813	$817	$548
All-in sustaining costs (per gold ounce)[4]	$1,282	$1,333	$960

Financial Data[2] (in thousands of U.S. dollars except per share amounts)
Revenues[3]	$91,769	$147,581	$213,192
Earnings from mine operations[3]	2,056	13	53,574
Net loss	(409,685)	(234,420)	(106,910)
Basic net loss per share from continuing operations[3]	(1.74)	(0.65)	(0.06)
Diluted net loss per share from continuing operations[3]	(1.74)	(0.65)	(0.06)
Operating cash flows before working capital changes	22,633	15,267	62,125
Weighted average shares outstanding (basic) (000’s)	191,738	177,569	162,341
Weighted average shares outstanding (diluted) (000’s)	191,738	177,569	162,341

As at December 31 (in thousands of U.S. dollars)	2017	2016	2015
Assets
Mining interests[3]	$125,050	$577,920	$790,118
Total assets	$205,266	$677,817	$924,968
Liabilities
Long-term liabilities[3]	$91,134	$130,472	$162,427
Total liabilities	$145,535	$216,687	$276,092
Equity	$59,731	$461,130	$648,876

1.	Inclusive of the Black Fox Complex classified as discontinued operations.
2.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Wheaton Precious Metals International Ltd. (“WPMI”), formerly Silver Wheaton Caymans at the San Dimas Mine (see “Other Liquidity Considerations”).

3.	As reported per IFRS with Black Fox Complex and the Cerro del Gallo Project classified as discontinued operations.
4.	See “Non-GAAP Measurements”.

HIGHLIGHTS

Operational Performance

•

Primero’s consolidated production was 124,874 gold equivalent ounces in 2017 compared to 176,139 gold equivalent ounces in 2016 and 259,474 gold equivalent ounces in 2015. Gold production was 111,376 ounces in 2017 compared to 156,052 ounces in 2016 and 221,060 ounces in 2015. Silver production was 3.96 million ounces from San Dimas in 2017 compared to 5.32 million ounces in 2016 and 8.30 million ounces in 2015.

•

For San Dimas, gold production of 60,167 ounces was at the bottom end of the guidance range of 60,000 to 70,000 ounces for the year. San Dimas gold equivalent production of 73,665 ounces was just below the guidance range of 75,000 to 85,000 ounces for 2017.

•

A strike action by unionized employees resulted in a complete stoppage of mining and milling activities at San Dimas from February 15, 2017 to April 22, 2017, which significantly impacted 2017 production levels.

Corporate Developments

•

On January 12, 2018, the Company announced that it entered into the Arrangement Agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Primero. Under the terms of the Arrangement Agreement, all of Primero’s issued and outstanding common shares will be exchanged for First Majestic common shares on the basis of 0.03325 of a First Majestic common share for each Primero common share. This implies consideration of C$0.30 per Primero common share, based on the 20-day volume weighted average price of the First Majestic common shares on the Toronto Stock Exchange.

•

The Arrangement Agreement is the culmination of a strategic review process that was commenced by the Company’s Board of Directors to explore alternatives to improve shareholder value. This strategic review process also resulted in the divesture of the Black Fox Complex and the Cerro de Gallo Project, as described below.

•

On March 13, 2018, the shareholders of Primero voted to approve the Arrangement with First Majestic. The Company is awaiting anti-trust clearance in Mexico. The Arrangement is expected to close in late April or early May 2018, subject to applicable regulatory approvals and the satisfaction of other customary conditions. In the event that the Arrangement does not close by April 30, 2018, the Company will seek an extension of the RCF.

•

On March 13, 2018, the holders of the 5.75% Convertible Debentures voted to approve an amendment to the maturity date of the debentures. Upon the closing of the Arrangement, the amendment of the trust indenture will accelerate the maturity date of the debentures to the next Business Day following the effective date of the Arrangement and will be paid at par plus accrued interest.

•

Under the Arrangement, outstanding Primero stock options and warrants will be replaced with First Majestic securities on equivalent terms. All outstanding Phantom Share Units (“PSU”s) and Deferred Share Units (“DSU”s) will be settled in cash at C$0.30 per unit.

•

In October 2017, Primero closed the sale of its Black Fox Complex. After closing net working capital adjustments, Primero received total consideration of $32.3 million, comprising $27.5 million in cash proceeds and the release of approximately $4.8 million from restricted cash pledged towards environmental closure liabilities. The operations of Black Fox are reported under “Discontinued Operations” in the consolidated financial statements.

In November 2017, the Company closed the sale of the Cerro del Gallo Project in exchange for consideration of $15 million in cash. The activities of the Cerro del Gallo Project are reported under “Discontinued Operations” in the consolidated financial statements.

•	The net proceeds from the sales of both the Black Fox Complex and the Cerro del Gallo Project were applied to the RCF. As at December 31, 2017, the outstanding principal on the RCF was $30.2 million.

•

On March 30, 2017, the Company amended the terms of its RCF to extend the maturity date from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The RCF continued to be secured by a charge over substantially all of the Company’s asset and was guaranteed by WPM for a fee of $2.7 million payable at maturity. In connection with the strategic review process, the RCF was extended multiple times in the fourth quarter of 2017 and on January 12, 2018, the Company has further extended its RCF maturity date to allow for the execution of the Arrangement Agreement. WPM continues to guarantee the RCF through the current maturity date. The Company believes it has adequate liquidity to manage the business through the closing of the Arrangement.

•

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. In October 2017, the SAT issued an observations letter for the 2011 tax year. The SAT made explicit its view that PEM should pay taxes based on the market price of silver. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements. The Company has formally submitted its responses to both the 2010 and 2011 observations letters and continues to believe it is paying taxes on the appropriate legal basis in Mexico.

•

As the Company continues to defend its APA in Mexican legal proceedings, the APA remains valid and the Company will vigorously dispute any reassessment that assesses taxes on its silver revenues that is inconsistent with the APA. The Company has also continued a dialogue with the SAT to seek resolution of its tax matters.

•

On July 14, 2017, the Company’s motion to dismiss the amended complaint in the U.S. securities class action lawsuit originally filed in 2016 was granted and the plaintiff’s claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in 2018. The Company intends to vigorously defend itself against this class action lawsuit.

•

In February 2017, the Company announced the appointment of Mr. Joseph Conway as Interim President and Chief Executive Officer following the departure of Mr. Ernest Mast. In September 2017, Mr. Ryan Snyder was appointed Chief Financial Officer of the Company following the resignation of Mr. Kevin Jennings.

Financial Performance

•

Earnings from continuing mine operations, being the San Dimas Mine, for 2017 were $2.1 million compared to $0.01 million in 2016 and $53.6 million in 2015. Despite a decrease in production, there was an increase in earnings due to a significant reduction in cost of sales during 2017.

•

The Company incurred a net loss of $409.7 million ($2.14 per share) including $398.8 million in non-cash impairment charges in 2017, compared to a net loss of $234.4 million ($1.32 per share) in 2016 which included $228.0 million in non-cash impairment charges in 2016 and a net loss of $106.9 million ($0.66 per share) in 2015 which included $104 million in non-cash impairment charges in 2015.

•

Operating cash flows before changes in working capital was $22.6 million ($0.12 per share) in 2017 compared to $15.3 million ($0.09 per share) in 2016 mainly due to higher earnings from mine operations and lower taxes paid in Mexico. Working capital outflows were lower in 2017 at $0.1 million compared to $2.2 million in 2016. The decrease relates mainly to lower outflows relating to trade and other payables, partially offset by increased outflows in 2017 associated with inventories. In 2015, operating cash flows before changes in working capital was $62.1 million ($0.38 per share). The decrease from 2015 to 2016 relates to lower cash generated from operations as a result of lower production levels combined with an increase in taxes paid.

•

Impairment charges of $399 million includes $304 million relating to the San Dimas Mine, $50 million relating to the Cerro del Gallo Project and $45 million relating to the Black Fox Complex. In 2016, impairment charges included $228 million, with $111 million at the San Dimas Mine and $117 million at Black Fox Complex. In 2015, impairment charges included $104 million, with $82 million at the Black Fox complex and $22 million at Cerro del Gallo.

REVIEW OF ANNUAL CONSOLIDATED FINANCIAL INFORMATION

Years ended December 31, 2017, 2016 and 2015

Earnings from continuing mine operations comprises:

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016	2015
Gold revenue	$74,979	$121,553 $	169,790
Silver revenue	16,790	26,028	43,402
Operating expenses	(67,280)	(100,452)	(103,782)
Depreciation and depletion	(22,433)	(47,116)	(55,836)
Earnings from mine operations	$2,056	$13 $	53,574

The table below sets out variances in the key drivers of earnings from mine operations for the year ended December 31, 2017 compared with the year ended December 31, 2016 and December 31, 2015:

Year ended
(in thousands of U.S. dollars)	December 31
Earnings from mine operations in 2015	$53,574
Differences:
Revenue
Higher realized gold price	9,406
Lower ounces of gold sold	(57,643)
Lower realized silver price	(3,702)
Lower ounces of silver sold	(13,672)
Lower operating expenses	3,330
Lower depreciation and depletion	8,720
Earnings from mine operations in 2016	$13
Differences:
Revenue
Higher realized gold price	870
Lower ounces of gold sold	(47,444)
Lower realized silver price	(1,468)
Lower ounces of silver sold	(7,770)
Lower operating expenses	33,172
Lower depreciation and depletion	24,683
Earnings from mine operations in 2017	$2,056

Revenue

Gold revenue decreased by $46.6 million and silver revenue decreased by $9.2 million in 2017 compared to 2016 primarily as a result of lower production at San Dimas. Production was impacted by the union strike and a work slow-down in July during annual bonus negotiations. Gold revenue decreased by $48.2 million and silver revenue decreased by $17.4 million in 2016 from 2015 also primarily as a result of reduced production output at San Dimas.

Operating expenses

Operating expenses decreased in 2017 by $33.2 million due to the reduction in mining and milling activity levels. Operating expenses decreased in 2016 by $3.3 million, resulting mainly from lower mine extracting activities, reduced performance bonuses and the weakening peso at San Dimas.

Depreciation and depletion

Depreciation and depletion was $22.4 million in 2017, a decrease of $24.7 million from 2016 due to lower production levels in 2017 and the impact of the impairments recognized in Q4 2016 and Q2 2017. Depreciation and depletion was $47.1 million in 2016, a decrease of $8.7 million from 2015 due to lower production in 2016.

A summary income statement follows:

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016	2015

Earnings from mine operations	$2,056	$13 $	53,574
Impairment charge	(303,858)	(111,000)	-
Exploration expenses	(1,345)	(1,885)	(1,690)
Share-based compensation	(4,149)	(7,049)	(7,144)
General and administrative expenses	(11,479)	(13,529)	(19,021)
Idle and restart costs incurred during strike at San Dimas	(6,207)	-	-
Other charges	(7,044)	(4,725)	(2,702)
Transaction costs	-	(679)	(4,416)
Interest and finance expense	(11,285)	(8,761)	(11,498)
Mark-to-market gain on convertible debentures & warrants	(5,897)	12,610	13,500
Other (expense) income	(355)	(427)	(1,869)
Income tax recovery	4,393	19,938	(27,991)
Net loss from continuing operations	($333,376)	($115,494)	($9,257)

Impairment Charges

As part of the strategic review process carried out in 2017, the Company received several proposals during the second quarter of 2017 that identified that the carrying value of its CGUs exceeded their fair value. During the second quarter of 2017, the Company recorded an impairment of $285 million, which comprised impairments of $195 million for the San Dimas Mine, $40 million for the Black Fox Complex and $50 million for the Cerro del Gallo Project. During the third quarter of 2017, an additional impairment of $5 million was recorded for the Black Fox Complex to align with the actual net proceeds from its disposition during the fourth quarter of 2017. During the fourth quarter, the Company recorded an additional impairment of $109 million relating to the San Dimas Mine as the negotiation process that led to the Arrangement Agreement identified that the carrying value of the San Dimas Mine exceeded the recoverable amount. The carrying value of the San Dimas CGU as at December 31, 2017 is now aligned to the approximate value implied in the Arrangement Agreement.

In 2016, impairment charges were recognized in relation to San Dimas and the Black Fox Complex based on updated life-of-mine plans. In 2015, impairment charges were recognized in relation to Black Fox Complex based on declining gold prices and changes in internal mines plans. The 2015 Cerro del Gallo impairment was based on a decision to delay the construction of the project due to economic conditions. The impairment charges associated with Black Fox Complex and Cerro del Gallo have been included in discontinued operations.

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016	2015

San Dimas	$303,858	$111,000	$-
Black Fox Complex	44,963	117,000	82,000
Cerro del Gallo	50,000	-	22,000
	$398,821	$228,000	$104,000

Share-based Compensation

Share-based compensation includes amortization on equity-settled plans and marked-to-market adjustments on the value of units in the Company’s cash-settled plans. The 2017 decrease is attributed to the decline in the Company’s share price and a reduction in the value of grants issued.

General and Administrative Expenses

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016	2015
Salaries and wages	$5,053	$5,778	$10,967
Rent and office costs	792	828	1,232
Legal, accounting and consulting services	2,369	2,547	2,830
Directors’ fees and expenses	1,357	935	922
Other general and administrative expenses	1,908	3,441	3,070
	$11,479	$13,529	$19,021

General and administrative expenses were $11.5 million in 2017 compared to $13.5 million in 2016 and $19.0 million in 2015. The decrease in expenses was primarily due to lower head count and employee related costs in 2017 as compared to 2016 as a result of efforts to reduce spending as part of the strategic review. The decrease in 2016 expenses from 2015 was primarily due to lower bonuses recognized in 2016, salaries paid to the former Vancouver finance team in 2015 and the reduction in the number of executives in 2016.

Other Charges

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016	2015
Legal expenses associated with proceedings in Mexico	$1,103	$3,254	$694
Employee severance payments	2,120	1,171	2,008
Legal and advisory costs relating to financing initiatives	647	300	-
Advisory fees associated with strategic review process	2,023	-	-
Loss on disposition of Cerro del Gallo	1,151	-	-
	$7,044	$4,725	$2,702

Other charges in 2017 include legal expenses associated with proceedings in Mexico, advisory fees associated with the strategic review process and severance payments to former employees.

Interest and Finance Expenses

Interest and finance expense increased by $2.5 million in 2017 as compared to 2016, primarily due to the guarantee fee incurred on the revolving credit facility and higher RCF interest charges. Interest and finance expenses include accretion costs. Expenses decreased by $2.7 million in 2016 compared to 2015, primarily due to the repayment in full of the 6.5% Convertible Debentures. Interest and finance expenses include accretion costs.

Mark-to-Market Gain on Convertible Debentures and Warrants

In June 2016, the Company recognized a warrant liability in connection with the equity offering which is, along with the 5.75% Convertible Debenture, measured at fair value and marked-to-market each period based on the corresponding trading price. The Company recognized a gain of $4.9 million from the 5.75% Convertible Debentures and $1.0 million from the common share purchase warrants during 2017 (2016 - $9.0 million gain from the 5.75% Convertible Debentures and $3.6 million from the common share purchase warrants, 2015 - $13.5 million gain from the 5.75% Convertible Debenture).

Other income (expense)

Other income (expense) includes foreign exchange gains and losses, gains on the 6.5% convertible debenture derivative liability and other items. The Company recorded a foreign exchange loss of $0.1 million in 2017 compared to a loss of $0.2 million in 2016 and $2.8 million gain in 2015. Foreign exchange gains and losses result primarily from the translation of Mexican peso denominated and Canadian dollar denominated asset retirement obligations offset by foreign exchange losses from the peso denominated taxes receivable. In 2017, the Mexican peso and the Canadian dollar strengthened relative to the U.S. dollar (the Company’s functional currency). In 2016, the Mexican peso depreciated while the Canadian dollar strengthened relative to the U.S. dollar (the Company’s functional currency). In 2015, both the Mexican peso and the Canadian dollar depreciated relative to the U.S. dollar.

Income tax expense

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016	2015
Current tax expense
Mining royalty at San Dimas	$-	$981	$5,590
Other current tax	3,298	108	17,775
	$3,298	$1,089	$23,365
Deferred tax expense (recovery)
Withholding tax on intercompany interest	$3,418	$3,308	$3,932
San Dimas change in tax basis	909	(18,002)	6,552
Mining royalty at San Dimas	(12,018)	(6,333)	(1,122)
Tax on recovery on expiry of warrants	-	-	(4,736)
	($7,691)	($21,027)	$4,626
Total	($4,393)	($19,938)	$27,991

San Dimas pays income taxes based on its Mexican peso financial statements, which include foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statements. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. In 2017 this increased deferred tax recovery by $6.5 million (2016 – decrease of $26.6 million, 2015 - $25.4 million). The increase in San Dimas tax basis reflects the impact of this foreign exchange and inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense.

The Company’s Mexican operations in 2017 generated a current tax of $2.1 million in comparison with the current tax expense of $0.1 million in 2016 and $17.8 million in 2015. In addition, San Dimas current income taxes have increased because of lower tax depreciation than accounting depreciation. See Note 15 to the December 31, 2017 consolidated financial statements for a full reconciliation of annual income taxes at the statutory rate to the income tax recovery or expense in the statement of operations and comprehensive loss.

The mining royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base. The royalty base being taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arose, as mining assets and financial assets/liabilities had a book basis but no tax basis for purposes of the royalty. The Company has recognized a net deferred tax liability of $7.5 million as at December 31, 2017 in respect of this royalty (2016 - $22.3 million, 2015 - $28.7 million). This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted/depreciated. In 2017, the liability was reduced by $14.8 million (2016-$6.4 million, 2015 - $3.9 million).

REVIEW OF OPERATIONS

San Dimas Mine

	Year ended December 31
	2017	2016	2015

Key Performance Data
Tonnes of ore mined	437,918	762,167	988,168
Tonnes of ore milled	444,711	759,087	993,093
Tonnes of ore milled per day	1,555	2,074	2,721
Average mill head grade (grams/tonne)
Gold	4.36	3.94	4.90
Silver	296	228	274
Average gold recovery rate (% )
Gold	97%	98%	97%
Silver	94%	96%	95%
Produced
Gold equivalent (ounces)	73,665	113,968	189,769
Gold (ounces)	60,167	93,881	151,355
Silver (million ounces)	3.96	5.32	8.30
Sold
Gold (ounces)	59,481	97,560	147,706
Silver at fixed price (million ounces)	3.90	5.41	7.27
Silver at spot (million ounces)	-	0.16	0.85
Average realized price (per ounce)
Gold	$1,261	$1,246	$1,150
Silver[1]	$4.30	$4.68	$5.34
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$939	$856	$559
By product basis	$867	$774	$409
All in sustaining costs (per ounce)[3]	$1,216	$1,117	$680
Revenue ($000’s)	$91,769	$147,581	$213,191
Earnings from mine operations ($000’s)	$2,169	$145	$53,717

1.	Average realized silver prices reflect the impact of the silver purchase agreement with WPMI (see “Other Liquidity Considerations”).
2.	See “Non-GAAP Measures”.
3.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “Non-GAAP Measures”.

Production during 2017 was impacted by a strike action taken by unionized employees between February 15, 2017 and April 17, 2017. With a new CBA in place, a phased restart was initiated on April 22, 2017. San Dimas continued to implement its production ramp-up plan through the remainder of the year.

Production was also limited in July 2017 due to periods of inactivity during the negotiation of the 2016 annual workers’ bonus (“PTU Bonus”). Since the conclusion of these negotiations, the site has experienced an improvement in worker alignment.

Gold equivalent production in 2017 totaled 73,665 ounces, which consisted of 60,167 gold ounces and 3.96 million silver ounces. This compares to 113,968 gold equivalent ounces produced in 2016 and 189,769 gold equivalent ounces produced in 2015. Realized head grades in 2017 were 4.36 grams per tonne of gold and 296 grams per tonne of silver, approximately 11% and 30% higher for gold and silver, respectively, compared to 2016. The increased head grades were the result of a specific mining focus on production from the high-quality veins at San Dimas. However, this did not fully offset the lower availability of run-of-mine ore during 2017 resulting from the closure of many lower grade veins, the strike, and low worker productivity during the negotiations for the annual bonus.

All silver sold during 2017 was delivered to WPMI under the silver purchase agreement. The threshold limit under the silver purchase agreement for the 2017 contract year (August 6 of a year to August 5 of the following year) was 6.0 million ounces of silver. The annual threshold was not exceeded for the year-ended August 5, 2017. As of December 31, 2017, the Company has delivered 2.3 million ounces of silver towards the current annual threshold.

Capital expenditures during 2017 were $21.8 million and focused mainly on underground development. Due to liquidity constraints, exploration drilling and drifting in 2017 were below historical levels.

Black Fox1 (discontinued operations)

	Year ended December 31
	2017	2016	2015
Key Performance Data
Open pit mining
Tonnes of ore mined	-	-	849,668
Strip ratio	-	-	4.71
Average gold grade (grams/tonne)	-	-	2.09
Underground mining
Tonnes of ore mined	182,889	234,518	140,836
Average gold grade (grams/tonne)	6.20	4.98	4.81
Tonnes increase (decrease) in stock pile	423,361	(678,717)	114,671
Tonnes processed
Tonnes of ore milled	606,250	913,235	875,833
Tonnes of ore milled per day	2,221	2,495	2,400
Average mill head grade (grams/tonne)	2.73	2.22	2.60
Average gold recovery rate (% )	96%	96%	96%
Produced
Gold (ounces)	51,209	62,171	69,705
Sold
Gold at spot price (ounces)	50,264	55,371	64,597
Gold at fixed price (ounces)	4,632	5,097	5,891
Average realized gold price[2]
Gold price (per ounce)	$1,199	$1,181	$1,108
Gold at spot price (per ounce)	$1,251	$1,246	$1,156
Gold at fixed price (per ounce)	$531	$523	$516
Total cash costs (per gold ounce)[3]	$750	$881	$850
All-in sustaining costs (per ounce)[4]	$1,031	$1,291	$1,163
Revenue ($000’s)	$65,828	$71,595	$78,112
Earnings (loss) from mine operations (000’s)	$18,578	$649	($ 3,011)

1.	The Black Fox Complex has been classified as discontinued operations.
2.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other Liquidity Considerations”).
3.	See “Non-GAAP Measures”.
4.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “Non-GAAP Measures”.

The Black Fox mine produced 51,209 ounces of gold in the first nine-months of 2017, the production period attributable to Primero, with underground mining focused on the Deep Central Zone.

On October 6, 2017, the Black Fox Complex was sold to McEwen as part of Primero’s strategic review process. All metal production subsequent to September 30, 2017 is attributable to McEwen.

FINANCIAL CONDITION REVIEW

During the first quarter of 2017, the Company amended the terms of the RCF to extend its maturity from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The maturity date was subsequently extended for several short periods in order to facilitate Primero’s ongoing discussions regarding possible strategic transactions. With the signing of the Arrangement Agreement, the maturity has been extended to the earliest of the following dates:

i.	The date on which the Arrangement is completed,
ii.	The date that is seven business days after the Arrangement Agreement is terminated, and
iii.	April 30, 2018

The RCF has been guaranteed by WPM. A guarantee fee of $2.7 million was paid in December 2017 for the initial extension period. Subsequent to this date, as WPM continues to guarantee the RCF and a daily guarantee fee of approximately $5 thousand continues to accrue.

In 2017, the Board commenced a strategic review process to explore alternatives to improve shareholder value. This process ultimately resulted in the sale of the Black Fox Complex in Q4 2017, the sale of the Cerro del Gallo Project in Q4 2017, and the Arrangement Agreement to sell Primero to First Majestic, announced on January 12, 2018.

On March 13, 2018, the Arrangement was approved by Primero shareholders. On March 13, 2018, the holders of the 5.75% convertible debentures voted to approve an amendment to the maturity date of the debentures to the day following the closing date of the Arrangement with full principal and accrued interest paid on this date. The Company is awaiting anti-trust clearance in Mexico. The Arrangement is expected to close in late April or early May 2018, subject to applicable regulatory approvals and the satisfaction of other customary conditions. In the event that the Arrangement does not close by April 30, 2018, the Company will seek an extension of the RCF.

Primero did not generate enough cash from operations to support its investing activities during 2017. The Company has sufficient cash on hand to support the business through to the expected close of the arrangement with First Majestic. If the transaction closes as planned, management believes First Majestic will have sufficient funding to satisfy all commitments of Primero and its subsidiaries.

If the Arrangement Agreement with First Majestic is terminated for any reason, there is significant uncertainty that Primero will have sufficient funds to repay the full outstanding obligation under the RCF upon maturity, which would allow the lenders to exercise their rights under the RCF. The Company notes that any Event of Default under the RCF, unless waived, would trigger cross default provisions under the 2015 Debentures and the Amended and Restated Silver Purchase Agreement. This represents a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern.

Key financial ratios the Company uses to assess financial capacity are shown in the net asset table below.

	Year ended December 31
(in thousands of U.S. dollars except ratios and per share
amounts)	2017	2016	2015

Cash and cash equivalents	$20,966	$19,875	$45,601
Other current assets	58,340	63,178	72,970
Non-current assets	125,960	594,764	806,397
Total assets	$205,266	$677,817	$924,968

Current liabilities (excluding current debt)	$24,091	$35,374	$61,248
Non-current liabilities (excluding long-term debt)	43,509	77,566	99,700
Current debt	30,310	50,841	52,417
Long-term debt	47,625	52,906	62,727
Total liabilities	$145,535	$216,687	$276,092

Total shareholders’ equity	$59,731	$461,130	$648,876
Total equity	$59,731	$461,130	$648,876

Total common shares outstanding[1]	193,045,822	189,508,365	164,185,807
Total options outstanding[1]	6,811,316	6,525,244	4,246,198
Total common share purchase warrants outstanding	11,011,250	11,011,250	-

Key financial ratios
Current ratio[2]	1.46	0.96	1.04
Total liabilities-to-equity[3]	2.44	0.47	0.43
Debt-to-total capitalization[4]	0.57	0.18	0.15

1.	As at the date of this annual report, the Company had 193,045,822 common shares outstanding, the total number of options outstanding was 6,674,325 of which 4,943,920 are exercisable.
2.	Current ratio is calculated as (cash and cash equivalents + other current assets) ÷ (current liabilities + current debt).
3.	Total liabilities-to-equity is calculated as total liabilities ÷ total equity.
4.	Debt-to-total capitalization is calculated as (current debt + long-term debt) ÷ (current debt + long-term debt + total equity).

The Company’s net assets (equity) as at December 31, 2017 were $60 million compared to $461 million as at December 31, 2016 and $648.9 million as at December 31, 2015. The current ratio has increased from December 31, 2016 and December 31, 2015 as a result of maintaining cash on hand during the years and decreased current debt due to additional funds received from the sale of assets.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Costs Per Gold Ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Year ended December 31
(in thousands of U.S. dollars except for per ounce amounts)	2017	2016	2015
Operating expenses per the consolidated financial(1) statements	$67,280	$100,452	$103,782
Operating expenses per discontinued operation in the consolidated
financial statements	39,982	54,815	59,811
Share-based compensation included in operating expenses	(702)	(1,536)	(1,583)
Inventory movements and adjustments(2)	1,058	(1,429)	3,284
Total cash operating costs	$107,618	152,302	$165,294
Ounces of gold produced	111,376	156,052	221,060
Gold equivalent ounces of silver produced	13,498	20,087	38,414
Gold equivalent ounces produced	124,874	176,139	259,474
Total cash costs per gold equivalent ounce	$862	865	$637
Total cash operating costs	$107,618	152,302	$165,294
By-product silver credits	(17,039)	(24,879)	(44,157)
Cash costs, net of by-product credits	$90,579	127,423	$121,137
Ounces of gold produced	111,376	156,052	221,060
Total by-product cash costs per gold ounce produced	$813	817	$548

(1)	Costs incurred during the strike at San Dimas were excluded in calculating operating expenses. These costs consist of non- union labor, costs of running the camp, security and fixed costs such as licenses and utility tariff charges.

(2)	Inventory adjustments in the year ended December 31, 2016 includes additional costs incurred due to the abnormal production level resulting from the ground support initiatives and a significant draw down of finished goods inventory at San Dimas.

Gold equivalent ounces of silver produced for the San Dimas Mine are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. The computations are shown below.

	Year ended December 31
	2017	2016	2015

Silver ounces produced (millions) (A)	3.96	5.32	8.30
Average realized silver price (B)	$4.30	$4.68	$5.34
Average realized gold price (C )	$1,261	$1,246	$1,150
Gold equivalent ounces of silver (A) x (B)/(C )	13,498	20,087	38,414

By-product silver credits are calculated as silver ounces produced multiplied by the average realized silver price ( (A) X (B) ) in the table above.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes byproduct credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

All-in Sustaining Costs per Gold Ounce

The World Gold Council (“WGC”) guidance notes on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

The following table provides a reconciliation of all-in sustaining costs per gold ounce cash cost, net of by-product credits for year ended December 31, 2017, 2016 and 2015:

	Year ended December 31
(in thousands of U.S. dollars except for per ounce amounts)	2017	2016	2015

Cash costs, net of by-product credits	$90,579	$127,423	$121,137
Corporate general and administrative expenses	15,880	21,851	27,188
Reclamation cost accretion	943	1,043	1,122
Sustaining capital expenditures	35,397	57,657	62,762
All-in sustaining costs	$142,799	$207,974	$212,209
Ounces of gold produced	111,376	156,052	221,060
All-in sustaining costs per gold ounce	$1,282	$1,333	$960

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s condensed consolidated statements of operations and comprehensive loss.

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. The Company’s related party transactions are described in Note 23 to the Company’s annual consolidated financial statements for the year ended December 31, 2017.

ACCOUNTING PRONOUNCEMENTS

The Company continually monitors the issuance by the IASB of new and revised accounting pronouncements which may have an impact on the accounting, presentation and disclosure of transactions underlying the Company’s consolidated financial statements. New and revised pronouncements issued which may have an impact in the future on the Company are described in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2017.

CRITICAL ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The significant accounting policies applied are described in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2017.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such judgements, estimates and assumptions, which are based on management’s experience and knowledge of the relevant facts and circumstances at the date of the financial statements, deviate materially from actual circumstances, the original judgements, estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

a) Accounting Estimates

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(i) Estimated Recoverable Reserves and Resources

The Company estimates its Proven Mineral Reserves and Probable Mineral Reserves and Measured Mineral Resources and Indicated Mineral Resources and Inferred Mineral Resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Company’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts, depreciation and depletion, and impairment charges.

(ii) Determination of Useful Lives of Property, Plant and Equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

(iii) Impairment Charges

Non-current assets are tested for impairment if there is an indicator of impairment. The impairment analysis generally requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed with the impact recorded in the statements of operations and comprehensive loss.

(iv) Decommissioning Liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(v) Income Taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

(vi) Valuation of Inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

vii) Share-based Compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and risk-free rate of return.

b) Accounting Judgments

The critical judgments that the Company’s management have made that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i) Functional Currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

(ii) Tax Ruling in Mexico

On October 4, 2012, PEM received a ruling (the “APA Ruling”) from the SAT, which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement (see note 15 (c) for further information). Under Mexican tax law, an advance pricing agreement ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ended December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. If SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $8.5 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $23.4 million of taxes before penalties or interest. The Company has submitted its formal response to both the 2010 and the 2011 observations letters.

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $130 - $145 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with the SAT in relation to outstanding VAT receivables and has received $15.2 million of VAT refunds since July 2017.

Since January 1, 2015, the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

B.	Liquidity and Capital Resources

ANALYSIS OF CASH FLOWS FOR THE YEARS
ENDED DECEMBER 31, 2017, 2016 AND 2015

Sources and uses of cash

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016	2015
Cash flow:
Provided by operating activities before working capital changes	$22,633	$15,267	$83,166
Changes in non-cash working capital	(82)	(2,158)	(1,537)
Provided by operating activities	22,551	13,109	81,629
Used in investing activities	4,518	(67,673)	(99,722)
Provided by financing activities and other	(25,978)	28,838	36,305
Increase (decrease) in cash	$1,091	($25,726)	$18,212

Operating activities

Primero’s cash flows from operating activities before working capital changes were higher in 2017 compared to 2016 as a result of lower taxes paid in relation to San Dimas, partially offset by lower cash earnings from operations due to the impact of the strike at San Dimas. The decrease in 2016 from 2015 was due to lower gold production and sales at both San Dimas and Black Fox and significantly higher income tax installments by PEM compared to 2015.

Changes in non-cash working capital were a cash outflow of $0.1 million in 2017 compared with $2.2 million in 2016 and $1.5 million in 2015. The cash outflow during the year was mainly due to a reduction in trade and other payables, largely offset by a decrease in value added and income tax receivable. At the end of 2017 the Company has $22 million of VAT and $19 million of income taxes pending for refund.

Investing activities

Cash used in investing activities are mostly capital expenditures as shown in the table below.

	Year ended December 31
(in millions of U.S. dollars)	2017	2016	2015
Capital Expenditures
San Dimas Underground Development	$15.0	$13.9	$16.7
San Dimas Sustaining Capital	2.5	11.4	16.9
San Dimas Projects	-	3.7	12.4
San Dimas Sub Total	$17.5	$29.0	$46.0
Black Fox Underground Development	9.9	15.1	10.9
Black Fox Sustaining Capital	1.5	5.7	5.3
Black Fox Projects	-	-	2.9
Black Fox Complex Sub Total	$11.4	$20.8	$19.1
Cerro del Gallo Development	-	-	2.9
Total Capital Expenditures	$28.9	$49.8	$68.0

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$3.8	$4.6	$4.9
San Dimas Drifting	0.5	2.2	2.6
San Dimas Regional Diamond Drilling	-	0.4	3.0
San Dimas Sub Total	$4.3	$7.2	$10.5
Black Fox Diamond Drilling	3.0	4.7	5.8
Regional Exploration	0.5	4.8	9.0
Black Fox Complex Sub Total	$3.5	$9.5	$14.8
Total Capitalized Exploration Expenditures	$7.8	$16.7	$25.3
TOTAL CAPITAL EXPENDITURES	$36.7	$66.5	$93.3

San Dimas capital spending during 2017 focused on underground development. In order to conserve cash, the capital plan for San Dimas prioritized only the expenditures required to maintain current operating levels for the current year. The majority of exploration activity aimed at new reserve generation was deferred.

Prior to the sale of the Black Fox Complex, Black Fox capital spending mainly relating to underground development costs in the Deep Central Zone. The Company closed the Black Fox sale transaction on October 6, 2017.

Financing Activities

During 2017, Primero drew down $25.0 million under the RCF. Following the sales of the Black Fox Complex and the Cerro del Gallo Project, the net proceeds were applied against the outstanding RCF reducing the outstanding balance to $30.2 million as at December 31, 2017. The total net repayment against the RCF for the 2017 year was $19.8 million.

During 2016, the Company repaid in full the $48.1 million outstanding balance of the 6.5% Convertible Debentures assumed on the acquisition of Brigus Gold Corp. using $50.0 million drawn on the RCF. The Company completed an equity offering pursuant to which the Company issued 22,022,500 Units of the Company at a price of C$2.35 per Unit for aggregate gross proceeds of C$51,752,875. Each Unit consisted of one common share of Primero and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$3.35 per common share until June 25, 2018.

Debt

	As at	As at	As at
(in thousands of U.S. dollars)	December 31, 2017	December 31, 2016	December 31, 2015
Current debt
Revolving credit facility (RCF)	$30,201	$49,639	$-
6.5% convertible debentures	-	-	47,751
Finance lease liabilities	109	1,202	4,666
Total current debt	30,310	50,841	52,417
Long-term debt
5.75% convertible debentures	$47,625	$52,500	$61,500
Finance lease liabilities	-	406	1,227
Total long-term debt	47,625	52,906	62,727
Total debt	$77,935	$103,747	$115,144

Shareholders’ Equity

Shares Issued

During the year ended December 31, 2017, the Company issued 2,543,773 common shares for the settlement of vested PSUs under the 2013 PSU Plan and the Directors’ PSU Plan; 993,684 common shares for severance and other employee payments.

Outstanding Share Data

As at December 31, 2017, the Company had 193,045,822 common shares outstanding (189,508,365 as at December 31, 2016, 164,185,807 as at December 31, 2015). As at the date of this MD&A, the Company had 193,045,822 common shares outstanding.

Options

As at December 31, 2017, the Company had 6,811,316 options outstanding with a weighted average exercise price of C$3.04; of these 4,048,197 were exercisable at a weighted average exercise price of C$4.13. As at the date of this MD&A, the total number of options outstanding was 6,674,325, of which 4,338,184 are exercisable.

Common Share Purchase Warrants

As at December 31, 2016, the Company had 11,011,250 common share purchase warrants outstanding. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $3.35 until its expiry date of June 25, 2018.

PSUs Exercisable into Common Shares

As at December 31, 2017 and the date of this MD&A, the Company had 74,627 Directors’ PSUs outstanding which vested on December 1, 2017 for which settlement is pending the closing of the arrangement with First Majestic. Pursuant to the Arrangement Agreement each Directors’ PSU outstanding immediately before completion of the arrangement shall be deemed to be fully vested and each holder thereof shall be paid a cash payment in an amount equal to $0.30 per Directors’ PSU. A director holding Director PSUs would otherwise be entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Director PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and shares. If no election is made, the Company will pay out such Directors’ PSUs in cash.

As at December 31, 2017 and the date of this MD&A, the Company had 5,182,621 PSUs outstanding under the 2013 PSU Plan (“2013 PSUs”), which, by their terms, would vest and expire between February 18, 2017, and December 31, 2020. Pursuant to the Arrangement Agreement, however, each 2013 PSU outstanding immediately before completion of the arrangement shall be deemed to be fully vested and each holder thereof shall be paid a cash payment in an amount equal to $0.30 per 2013 PSU. A person holding 2013 PSUs would otherwise entitled to receive at vesting, at the Company’s option, either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of 2013 PSUs (subject to the total number of common shares issuable at any time under the 2013 PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company) or (3) a combination of cash and shares.

Deferred Share Units

As at December 31, 2017 and the date of this annual report, the Company had 315,790 deferred share units (“DSUs”) outstanding under the deferred share unit plan which vest between May 25, 2015 and May 25, 2020. Pursuant to the Arrangement Agreement each DSU outstanding immediately before completion of the arrangement shall be deemed to be fully vested and each holder thereof shall be paid a cash payment in an amount equal to $0.30 per DSU. A person holding DSUs under this plan would otherwise be entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion. The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

Cash requirements

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	As at
	December 31, 2017				As at	As at
					Dec. 31, 2016	Dec. 31, 2015
	Within 1	2-5	Over 5	Total	Total	Total
(in thousands of U.S. dollars)	year	years	years

Trade and other payables and accrued liabilities	$19,593	$-	$-	$19,593	$31,667	$44,307
Share based payments	71	-	-	71	115	661
6.5% Convertible debentures and interest	-	-	-	-		49,680
5.75% Convertible debentures and interest	4,313	80,010	-	84,323	88,635	92,959
Revolving line of credit and interest	30,657	-	-	30,657	50,811	-
Finance lease payments	-	-	-	-	1,608	5,893
Minimum rental and operating lease payments	-	-	-	-	3,218	3,630
Reclamation and closure cost obligations	-	5,004	25,711	30,715	50,173	60,637
Commitment to purchase plant and equipment	122	-	-	122	516	5,689
Total	$54,756	$85,014	$25,711	$165,481 $	226,743	$263,456

Other Liquidity Considerations

APA Ruling

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $8.5 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes based on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $23.4 million of taxes before penalties or interest. The Company has submitted formal responses to both the 2010 and 2011 observation letters.

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $130 - $145 million, before interest or penalties.

The Company vigorously defends the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with SAT in relation to outstanding VAT receivables and has received $15.2 million of VAT refunds since July 2017.

Other

In 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. On July 14, 2017, the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. The plaintiff filed a notice of appeal of the dismissal order on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in 2018. The Company intends to vigorously defend this class action lawsuit.

In the observations letters for both the 2010 and 2011 tax years the SAT raised queries with respect to certain intercompany transactions and the Company has provided the pertinent information for 2010 and 2011. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

Capital management

The Company’s primary objective in managing capital is to ensure sufficient liquidity through the conclusion of the Arrangement Agreement with First Majestic.

The Company’s capital items are the following:

	December 31	December 31	December 31
(in thousands of U.S. dollars)	2017	2016	2015
Cash and cash equivalents	$20,966 $	19,875	$45,601
Undrawn revolving credit facility	4,799	25,000	75,000
Current debt	30,310	50,841	52,417
Long-term debt	47,625	52,906	62,727
Shareholders’ equity	59,731	461,130	648,876

To support the Company’s capital management objectives, the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends. Utilization of the undrawn RCF requires consent from WPM.

As at December 31, 2017, the Company was not subject to any financial covenants and was in compliance with all non-financial covenants.

FINANCIAL INSTRUMENTS

The Company’s financial instruments at December 31, 2017 consist of cash and cash equivalents, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At December 31, 2017, the carrying amounts of cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables and the RCF are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

Derivative Instruments - Embedded Derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2017, December 31, 2016, or December 31, 2015 other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus were considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and was subsequently measured at fair value each period during the term of the debentures.

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 10 (c)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the year ended December 31, 2017 a mark to market gain of $4.9 million (2016 – $9.0 million, 2015 - $13.5 million) was recognized in relation to the debentures.

The common share purchase warrants issued by the Company on June 24, 2016 are considered derivative liabilities and were initially recognized at fair value and are subsequently measured at fair value during the term of the warrants. During the year ended December 31, 2017, a mark-to-market gain of $1.0 million (2016 - $3.6 million, 2015 - $nil) was recognized in relation to the common share purchase warrants.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities; Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy by which the Company’s financial assets and liabilities are measured and recognized at fair value on a recurring basis are as follows:

	December 31	December 31	December 31
Level 1 (in thousands of U.S. dollars)	2017	2016	2015
Investment in Fortune Bay (1)	$910	$1,160	$525
5.75% convertible debentures (2, 3)	47,625	52,500	61,500
Warrant liability (2)	44	1,066	-

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)	The fair value of the 5.75% convertible debentures and warrant liability are calculated using the market price on the TSX as at the date of the statement of financial position.
(3)	On March 13, 2018, the holders of the 5.75% convertible debentures voted to approve an amendment to the maturity date of the debentures to the day following the closing date of the Arrangement with full principal of $75 million paid on this date.

At December 31, 2017, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2016 – $nil, December 31, 2015 - $nil).

Financial Instruments Risk

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2017 is considered to be negligible. The Company expects the outstanding value added tax receivable from the Mexican tax authorities to be refunded or be offset against future tax payments. Approximately $15.2 million was refunded since July 2017.

The Company’s maximum exposure to credit risk at December 31, 2017, 2016, and 2015 is as follows:

(in thousands of U.S. dollars)	2017	2016	2015
Cash and restricted cash	$20,966	$24,452	$51,521
Trade and other receivables	1,241	1,962	1,793
Current and non-current taxes receivable	40,789	41,838	30,689
	$62,996	$68,252	$84,003

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objectives and key guidelines for capital management, including management of long-term debt, are described in note 21 to the Company’s annual consolidated financial statements for the year ended December 31, 2017.

If the Arrangement Agreement to sell the Company to First Majestic is terminated for any reason, there would be significant uncertainty as to whether the Company could discharge its commitments as they come due from cash from operations and collection of receivables without an extension of the RCF maturity date or other form of re-financing.

The table below shows the Company’s liquidity risk profile at December 31, 2017:

	Within 1	2-5
(in thousands of U.S. dollars)	year	years	Total

Cash and cash equivalents	$20,966	$-	$20,966
Trade and other payables	(19,593)	-	(19,593)
Revolving credit facility balance and interest	(30,657)	-	(30,657)
Finance lease liabilities	(109)	-	(109)
5.75% Convertible debentures and interest	(4,313)	(80,010)	(84,323)
Total	($33,706)	($80,010)	($113,716)

Refer to note 2(b) to the Company’s annual consolidated financial statements for the Company’s plans to address liquidity risk associated with the current working capital deficiency. The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense from continuing operations during the year ended December 31, 2017 was $0.9 million (2016 - $0.8 million, 2015 - $1.2 million).

Market Risk

(i) Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to U.S. dollars at the average rate during the period and as such if the U.S. dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in U.S. dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entities whose taxable profit or loss is denominated in a non-U.S. dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2017, the Company recognized a loss of $4.5 million on foreign exchange (2016 – loss of $1.0 million, 2015 – gain of $0.1 million). Based on the above net exposures at December 31, 2017, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $1.6 million increase or decrease in the Company’s before-tax net loss from continuing operations (2016 - $1.4 million, 2015 - $0.03 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $0.2 million increase or decrease in the Company’s before-tax net loss from continuing operations (2016 - $2.7 million, 2015 - $1.6 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii) Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the revolving credit facility which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit before tax of $0.3 million (assuming $30.2 million drawn on the line of credit).

(iii) Price Risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit before-tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

(in thousands of U.S. dollars)	2017	2016	2015
Gold price
10% increase	$14,081	$14,084	$18,091
10% decrease	(14,081)	(14,084)	(18,091)
Silver price
10% increase	$-	$222	$938
10% decrease	-	(222)	(938)

C.	Research and Development, Patents and Licenses, etc.

Primero does not carry out any research and development activities. Please refer to Item 5A and Item 5B above for a discussion of the expenditures that the Company has incurred in connection with its business activities.

D.	Trend Information

Trends that are considered by Primero to be reasonably likely to have a material effect on our results of operations are discussed under “Operating Results” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B. Further, financial and operational risks discussed under “Risk Factors” in Item 3.D could materially affect the Company’s future operating results and could impair business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially impacted.

E.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the potential availability of the undrawn $4.8 million under the RCF. The Company is not anticipating drawing down the remaining balance since it has entered into the Arrangement Agreement with First Majestic.

F.	Tabular Disclosure of Contractual Obligations

The following table outlines the current obligations of the Company as of December 31, 2017:

	Payments due by period
Contractual Obligations (in thousands of U.S.
dollars)	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years
Trade and other payables and accrued liabilities	19,593	19,593	-	-	-
Share based payments	71	71	-	-	-
5.75% Convertible debentures and interest	84,323	4,313	80,010	-	-
Revolving line of credit and interest	30,657	30,657	-	-	-
Reclamation and closure cost obligations	30,715	-	5,004	-	25,711
Commitment to purchase plant and equipment	122	122	-	-	-
Total	165,481	54,756	85,014	-	25,711

G.	Safe Harbor

Certain statements contained in the foregoing operating results and elsewhere in this annual report on Form 20-F constitutes forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Primero to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. See “Introductory Notes—Cautionary Statements about Forward-Looking Statements”.

Risk factors that could affect our future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, financial risk, shareholder dilution from additional equity financings, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for precious and base metals, the impact of changes in foreign currencies’ exchange rates, political risk, changes in government regulation and policies including trade laws and policies, demand for precious and base metals, and receipt of permits and approvals from governmental authorities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table is as of the date of this annual report and sets out the name, province/state of residence, positions and/or offices held with the Company, and principal occupations of each person who is a director and/or an executive officer of the Company, as well as the period during which each person, if applicable, has been a director of the Company.

The term of office of each director of the Company ends immediately before the election of directors at the annual meeting of shareholders each year.

Name and Residence	Age	Position(s) with the Company	Principal Occupation	Director Since
JOSEPH CONWAY(1)(2) Ontario, Canada	60	Vice Chairman, Interim President and Chief Executive Officer	Vice Chairman, Interim President and Chief Executive Officer	June 28, 2010
DAVID DEMERS(3)(4) British Columbia, Canada	62	Director	Consultant, Crocus Advisors Ltd.	October 29, 2008
GRANT EDEY (2) (4) (5) Ontario, Canada	68	Director	Corporate Director	June 28, 2010
PATRICIA A. FORTIER(2)(4)(6) Ontario, Canada	63	Director	Former Canadian diplomat	November 1, 2016
BRAD MARCHANT (2)(5) British Columbia, Canada	61	Director	Corporate Director	June 26, 2013
WADE NESMITH British Columbia, Canada	66	Chairman and Director	Chairman of the Company	October 29, 2008
ROBERT A. QUARTERMAIN (2)(3) British Columbia, Canada	63	Director	Executive Chairman and Director of Pretium Resources Inc.	June 28, 2010
MICHAEL RILEY(3)(5) British Columbia, Canada	66	Director	Corporate Director	April 22, 2010

Name and Residence	Age	Position(s) with the Company	Principal Occupation	Director Since
TAMARA BROWN(1) Ontario, Canada	45	Vice President, Corporate Development	Vice President, Corporate Development of the Company	N/A
H. MAURA LENDON(1) Ontario, Canada	55	Chief General Counsel and Corporate Secretary	Chief General Counsel and Corporate Secretary of the Company	N/A
JAMES MALLORY, Ontario, Canada	59	Vice President, Corporate Responsibility	Vice President, Corporate Responsibility	N/A
DAMIEN MARANTELLI(1) Ontario, Canada	57	Chief Operating Officer	Chief Operating Officer of the Company	N/A
RYAN SNYDER(1)(7) Ontario, Canada	35	Chief Financial Officer	Chief Financial Officer of the Company	N/A
LOUIS TONER Quebec, Canada	58	Vice President, Project Development and Construction	Vice President, Project Development and Construction	N/A

(1)	Member of the Disclosure Committee.
(2)	Member of the Technical and Corporate Responsibility Committee, formerly known as the Corporate Responsibility Committee. Mr. Conway was appointed to the Technical Corporate Responsibility Committee on February 17, 2016. Mr. Marchant is the Chair of the Technical and Corporate Responsibility Committee.
(3)	Member of the Human Resources Committee. Mr. Quartermain is the Chair of the Human Resources Committee.
(4)	Member of the Governance and Nominating Committee. Mr. Demers is the Chair of the Governance and Nominating Committee.
(5)	Member of the Audit Committee. Mr. Riley is the Chair of the Audit Committee.
(6)	Ms. Fortier was appointed to the Governance & Nominating Committee and the Technical and Corporate Responsibility Committee, effective November 1 and ratified by the Board on November 8, 2016.
(7)	Mr. Snyder was promoted to the role of Chief Financial Officer effective September 15, 2017.

Principal Occupations and Other Information about Primero’s Directors and Executive Officers

The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the biographies set forth below.

Joseph Conway – Vice Chairman, Interim President and Chief Executive Officer

Mr. Conway was appointed Interim President and Chief Executive Officer upon the departure of Mr. Ernest Mast as President and Chief Executive Officer effective March 6, 2017. Mr. Conway was appointed President and Chief Executive Officer of the Company on June 1, 2010, and has been a director of the Company since June 28, 2010. Mr. Conway ceased to be President of Primero on February 2, 2015, and retired from his position as Chief Executive Officer on January 31, 2016. Effective February 1, 2016, he became Executive Vice Chairman of the Company. He has also been a director of Orezone Gold Corporation since October 2014. Mr. Conway was a non-executive director of Santana Mineral Limited from June 2013 to November 2015. Mr. Conway was a director of Dalradian Resources Inc. from June 2010 to May 2013. He served as President and Chief Executive Officer and a director of IAMGOLD Corporation (“IAMGOLD”) from January 2003 until January 2010 and was a director of IAMGOLD from January 2004 until December 2009. Mr. Conway was President, Chief Executive Officer and a director of Repadre Capital Corporation from September 1995 until January 2003. From 1989 until 1995, he was Vice President and a director of Nesbitt Burns, a Canadian investment dealer. He was a stock analyst with Walwyn Stodgell Cochran and Murray from 1987 to 1989, and a mine and exploration geologist from 1981 to 1985. Mr. Conway has a Bachelor of Science degree from Memorial University and a Master of Business Administration degree from Dalhousie University.

David Demers – Director

Mr. Demers has been a director of the Company since October 28, 2008. He was one of the founding members of Westport Fuel Systems, a University of British Columbia spinoff company that has grown into the world’s leading alternative fuels automotive systems company, supplying CNG and LNG systems to many of the world’s leading manufacturers of cars and commercial vehicles. Mr. Demers served as CEO and a director of Westport from 1996 until July 2016, when it merged with Fuel Systems Solutions of New York. Mr. Demers has worked as a Director of a number of technology start-ups, including EnWave (TSX:ENW) as it was spun out of the University of British Columbia until it completed its initial public offering, and was Chair of BrightSide which was sold to Dolby. He also served as a Director of Clean Energy Fuels (CLNE) through its NASDAQ listing. Mr. Demers obtained a Bachelor of Science (Physics) in 1976 and a Juris Doctor in 1978, both from the University of Saskatchewan.

Grant Edey – Director

Mr. Edey has been a director of the Company since June 28, 2010. He was President and Chief Executive Officer of Khan Resources Inc. from July 2010 to May 2017. Mr. Edey was Chief Financial Officer of IAMGOLD from 2002 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has a Master of Business Administration from the University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen’s University.

Patricia A. Fortier – Director

Ms. Fortier has been a director of the Company since November 1, 2016. Ms. Fortier is a former Canadian diplomat whose career has focused on political relations, governance, international security, and trade and investment – notably involved with the extractive and defence industries abroad. She became a Fellow of the Canadian Global Affairs Institute in April 2017 and Senior Fellow at University of Ottawa’s Graduate School of Public and International Affairs in September 2017. In February 2017 she became a member of the board of the Retired Heads of Mission Association of Canada, the official grouping for all former Canadian Ambassadors. Her last post in government was as Assistant Deputy Minister responsible for Consular, Security, and Legal Affairs in Global Affairs Canada. Ms. Fortier was the past Canadian Ambassador to Peru and Bolivia and the Canadian Ambassador to the Dominican Republic. She was also the Minister-Counsellor (Political) at the Canadian Embassy in Washington, D.C. Ms. Fortier’s past work abroad includes being Senior Advisor to the OAS Electoral Observation Mission to Peru and Chief Advisor to the High Level Mission to Peru. In Costa Rica, she worked with international NGOs on climate change (Earth Council) and human rights/democracy (Instituto Interamericano de los Derechos Humanos). Other diplomatic postings included Chile, the Canadian mission to the United Nations in New York, India, Kenya and Zambia. She was also a member of the board of the Pearson Peacekeeping Centre. Ms. Fortier has a Master’s degree in Public Administration and a BA (Honours) from Queen’s University and was a Weatherhead Fellow at Harvard University. She is fluent in English, Spanish and French.

Brad Marchant – Director

Mr. Marchant has been a director of the Company since June 2013. He is co-founder of Triton Mining Corporation and successfully took the Limon mine in Nicaragua from exploration through to production and expansion. Mr. Marchant has over 40 years of experience in the mining and environmental industry both in management and as a director. He has worked with numerous mining and technology companies including Coastech Research Inc., Triton Mining Corporation, Placer Dome Ltd., Equity Silver Mines Ltd., Enterra Feed Corporation and Wabush Mines Ltd. He also founded a new water treatment company, BioteQ Environmental Technologies Inc., which is focused on finding water treatment solutions for mining companies experiencing metallurgical and environmental challenges. Mr. Marchant has a B.Sc. in Biochemistry from the University of New Brunswick and a M.A.Sc. in Mining and Mineral Process Engineering from the University of British Columbia. Mr. Marchant’s extensive industry experience and operations expertise make him a valued member of the Company’s Audit Committee and also the chair of the Technical and Corporate Responsibility Committee.

Wade Nesmith – Director and Chairman of the Board

Mr. Nesmith is the founder of the Company, Chairman of the Board, and a director of Primero. He acted as President from October 29, 2008 to September 28, 2009, and Chief Executive Officer from October 29, 2008 to June 1, 2010, at which time he was appointed Executive Chairman of the Board. On March 15, 2012, Mr. Nesmith resigned as Executive Chairman of the Board and was appointed Chairman of the Board. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company, from December 2006 to December 2009. Mr. Nesmith is also a director of Westport Fuel Systems Inc., a NASDAQ and TSX listed technology company involved in the creation and manufacture of fuel systems that use gaseous fuels. Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia from 1989 until 1992. He was a senior partner, specializing in securities law, with Lang Michener LLP (now McMillan LLP) from 1993 until 1998, and an Associate Counsel at Lang Michener LLP (now McMillan LLP) from January 2004 to December 2007. He was an executive with Westport Innovations Inc. from 1998 until 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He was a founding director of Silver Wheaton Corp. (TSX, NYSE), serving from 2004 to 2016.

Robert A. Quartermain – Director

Dr. Quartermain, D.Sc., has been a director of the Company since June 28, 2010 and has worked in the resource industry since 1976. He is Executive Chairman and a director of Pretium Resources Inc. since October 2010. He served as President and Chief Executive Officer of Silver Standard Resources Inc. from January 1985 until January 2010 and worked for Teck Corp. from 1981 to 1984. Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, and a Master of Science degree in mineral exploration from Queen’s University. He was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Michael Riley – Director

Mr. Riley has been a director since April 2010. He retired as a senior auditor partner from Ernst & Young LLP in September 2006 after more than 25 years with the firm. He became a partner in the firm’s Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm’s Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office’s largest Canadian and US listed public company clients in mining, transportation and banking. During that time, he also lead the office’s M&A due diligence practice for 2 years. He has previously been a director for several organizations, including the British Columbia Lottery Corporation, CanAlaska Uranium Ltd., Seacliff Construction Corp., the Vancouver Symphony Society, The Heart & Stroke Foundation of British Columbia & Yukon and the BCAA Road Safety Foundation. Mr. Riley graduated with a Bachelor of Commerce Degree from Concordia University in 1975 majoring in operations research and quantitative methods. He also holds a graduate diploma in public accounting from McGill University attained in 1977 and continues to hold the Canadian CPA CA designation as a member of both the BC and Quebec CPA professional bodies. Mr. Riley’s accounting background, financial sophistication and auditing expertise are valuable assets to the Company’s Audit Committee.

Tamara Brown – Vice President, Corporate Development

Ms. Brown has been Vice President, Investor Relations of the Company since June 1, 2010. Ms. Brown was later appointed Vice President of Corporate Development of the Company on October 16, 2015. From April 2009 to April 2010, Ms. Brown was Director of Investor Relations for IAMGOLD where she was responsible for all aspects of investor relations including being a member of its disclosure committee. Previously, Ms. Brown was an investor relations consultant for several junior exploration companies, partner of a boutique investment banking firm and a professional engineer in the mining industry. She graduated with a Bachelor of Engineering degree from Curtin University in Australia and has completed the Chartered Business Valuator course at York University. She holds directorships in the Boards of Superior Gold Inc. and Eastmain Resources Inc.

H. Maura Lendon –Chief General Counsel and Corporate Secretary

Ms. Lendon has been Chief General Counsel and Corporate Secretary of the Company since March 29, 2012. Prior to that, she held senior legal roles, including as Senior Vice President, Corporate Services, Chief Legal Officer and Corporate Secretary of HudBay Minerals Inc. From 2004 to April 2008, she was Chief Counsel, Canada and Chief Privacy Officer Canada of AT&T. Ms. Lendon holds a Master of Laws from Osgoode Hall Law School, a Master of Business Administration from the Richard Ivey School of Business and a Bachelor of Laws from University of Western Ontario. She has been a member of the Ontario Bar since 1990.

James Mallory – Vice President, Corporate Responsibility

Mr. Mallory was appointed Vice President Corporate Responsibility of the Company on March 1, 2014. From April 2011 to July 2013, Mr. Mallory was Vice-President, Operations & Social Responsibility at South American Silver, during which time he was responsible for social responsibility programs in Bolivia and Chile. From May 2009 to March 2011 he was Vice President Sustainability for Silver Standard Resources overseeing environmental and community relations initiatives for projects in Mexico, Argentina and Peru. Previously from June 2006 to January 2009 Mr. Mallory was General Manager with Nova Gold Resources responsible for relations with the BC First Nations (2006-2007) and later as General Manager of Operations in Nome, Alaska. Mr. Mallory started his career with Placer Dome and has 40 years of mining industry experience including 13 years of international service in Chile.

Damien Marantelli – Chief Operating Officer

Mr. Marantelli was appointed Chief Operating Officer in October 2016. Mr. Marantelli, an experienced mining engineer, brings over 37 years of international experience in the mining industry where he has successfully managed development, construction and operations across a variety of commodities. Previously, Mr. Marantelli held the roles of General Manager of the Sentinel copper mine in development by First Quantum Minerals, Managing Director of First Quantum’s (previously Inmet’s) Las Cruces copper mine, and the Managing Director of the Çayeli underground copper and zinc mine. Prior to his experiences with First Quantum/Inmet, Mr. Marantelli was the General Manager of BHP Billiton’s (previously WMC Resources) Mount Keith operations and General Manager with Leinster Underground. Mr. Marantelli received a Diploma of Engineering (Mining) from the Royal Melbourne Institute of Technology, and a Diploma of Business (Frontline Management) from Excel Consulting Australia.

Ryan Snyder, Chief Financial Officer

Mr. Snyder was appointed Chief Financial Officer in September 2017. Mr. Snyder was previously Primero’s Director of Finance and Treasurer and has an extensive background in financial management, reporting, treasury, and strategy development. Prior to working for Primero, he held progressively senior roles at Inmet Mining Corporation (now First Quantum Minerals Ltd.) and Enirgi Group Corporation, after starting his career at KPMG LLP. Ryan is a Chartered Professional Accountant with a Bachelor of Commerce from Queen’s University.

Louis Toner – Vice President, Project Development and Construction

Mr. Toner was appointed Vice President, Project Development and Construction of the Company on July 29, 2013. He brings over 35 years of engineering and construction management experience ranging from small and medium sized brownfield projects to large-scale greenfield projects. Previously, Mr. Toner worked with BBA Inc., Lafarge Canada Inc., and SNC-Lavalin International Inc. Mr. Toner holds a B.Eng. Civil Engineering from McGill University and is fluent in French, English and Spanish. He is a member of the Ordre des ingénieurs du Québec (OIQ) and the Association of Professional Engineers and Geoscientists of New Brunswick.

B.	Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Primero in 2017 for services in all capacities is presented below:

Name and current principal position	Salary (CDN$)	Share-based awards(1) (CDN$)	Option-based awards(1) (CDN$)	Annual incentive plans (CDN$)	Total compensation (CDN$)
Joseph F. Conway(2) Interim President and CEO	486,265	150,000	-	-	636,265
Damien Marantelli COO	450,000	-	-	209,000	659,000
Ryan Snyder CFO(3)	244,375	-	-	120,000	364,375
Maura Lendon CGC and Corporate Secretary	400,000	-	-	166,000	566,000
Tamara Brown VP, Corporate Development	350,000	-	-	148,000	498,000

1.	Long-term incentive awards are typically made following year end performance assessments. None were made in respect of 2017 in view of the pending acquisition by First Majestic.
2.	A portion of Mr. Conway`s compensation relates to his services as a director.
3.	Compensation for Mr. Snyder includes compensation received prior to his appointment as CFO.

Name and current position	Fees earned (CDN$)	Share-based awards (CDN$)	Total compensation (CDN$)
Wade Nesmith Chairman	258,500	200,000	458,500
Brad Marchant Director	132,000	100,000	232,000
David R. Demers Director	161,833	100,000	261,833
Grant Edey Director	119,000	100,000	219,000
Mike Riley Director	164,500	100,000	264,500
Robert A. Quartermain Director	138,000	100,000	238,000
Patricia A. Fortier Director	132,500	100,000	232,500

C.	Board Practices

During 2017, our management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future. We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Mr. Nesmith, as a non-executive director and Chairman of the Board is compensated according to a letter agreement dated March 15, 2015 (the “Chairman’s Agreement”). The Chairman’s Agreement sets the Chairman’s annual cash retainer and equity retainer to be two times the annual cash and equity retainers, respectively, for independent directors. The Chairman’s Agreement has a five year term and was entered into as part of the Board’s succession planning initiatives in relation to the roles of CEO and Chairman. In recognition of Mr. Nesmith’s role as the founder of the Company and to oversee the development and execution of succession plans for both the CEO and the Chairman roles, pursuant to the Chairman’s Agreement, he was granted a retirement allowance of deferred share units (“DSUs”) equal to $1.5 million (as at the date of award) under a deferred share unit plan (the “DSU Plan”). The DSUs vest in equal amounts annually over a five (5) year period and will be redeemable subject to the terms and conditions of the DSU Plan.

Effective February 1, 2016, Mr. Conway retired as CEO and assumed the role of Vice Chairman of the Board pursuant to an engagement agreement dated January 21, 2016 (the “Vice Chairman’s Agreement”). The Vice Chairman’s Agreement sets his annual cash retainer at $125,000, mid-way between the cash retainers for the Chairman and for independent directors, and the value of his equity retainer was determined by the Board (with Mr. Conway recused) to also be mid-way between the between the cash retainers for the Chairman and for independent directors. The Vice Chairman’s Agreement has a three year term and was also entered into as part of the Board’s succession planning initiatives in relation to the roles of CEO and Chairman. Upon assuming the role of Interim CEO on March 6, 2016, by resolution of the Board, Mr. Conway’s compensation for such temporary role was set at an annualized compensation rate of $500,000 (without any annual or long term incentive), payable in lieu of his Vice Chairman cash retainer. While performing this temporary engagement, however, Mr. Conway will continue to receive his equity-based retainer as Vice Chairman.

The term of office of each director of the Company ends immediately before the election of directors at the annual meeting of shareholders each year. All directors are subject to annual re-election by shareholders at the Company’s annual general meeting and there are no other contracts in relation to directors services except as set forth above in relation to the Chairman and Vice Chairman.

The Board facilitates the exercise of independent supervision over management by ensuring representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company.

Pursuant to the Company’s governance principles, the Board has followed the practice of meeting in executive session without management present at all scheduled Board meetings. In addition, where a matter under consideration at a Board meeting warrants it and to ensure that free and candid discussions can take place, the Chairman may request one or more members of management or non-independent directors to withdraw during the discussion of that matter. The Chairman may also call meetings of independent directors at the request of any independent director, on his own initiative, or in a situation whereby a conflict of interest arises with any director and such director should abstain from any vote regarding such matter.

The meetings of independent directors are chaired by the Chairman. The meetings provide an opportunity for independent directors to raise issues that they do not wish to discuss in the presence of management. When such meetings are held at the commencement of the meeting, independent directors are able to discuss matters preparatory to the meeting and, when held at the conclusion of the Board meeting, independent directors are able to discuss any issues that may have arisen during the Board meeting. Throughout 2017, the majority of the Board meetings included an in camera session of independent directors at the beginning or end of the meeting, and some meetings included in camera sessions both at the beginning and end of the meeting.

There are currently four committees of the Board: (a) the Audit Committee, (b) the Human Resources Committee, (c) the Governance and Nominating Committee, and (d) the Technical and Corporate Responsibility Committee.

Audit Committee

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Audit Committee’s charter sets out its mandate and responsibilities, and can be found in the Company’s management information circular or on the Company’s website www.primeromining.com.

Composition of Audit Committee

The Audit Committee is currently comprised of three directors, Michael Riley, Grant Edey and Brad Marchant, all of whom are both independent and financially literate according to the Board’s independence standards as set out in the Company’s Board Guidelines and applicable Canadian and U.S. securities laws and regulations. Michael Riley, the Chair of the Audit Committee, is also an “audit committee financial expert” under the Exchange Act regulations.

Relevant Education and Experience

For a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management – Principal Occupations and Other Information about Primero’s Directors and Executive Officers”. Such education and experience provides each member with:

•	an understanding of the accounting principles used by the Company to prepare its financial statements;

•	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

•

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

Human Resources Committee

Human Resources Committee Charter

The Human Resources Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues. This committee is responsible for establishing a plan of continuity for members of senior management and for ensuring that the Company has an executive compensation plan that is both motivational and competitive to enable the Company to attract, retain and inspire performance of management of a quality and nature that will enhance the sustainable profitability and growth of the Company. The Human Resources Committee is also responsible for reviewing and making recommendations to the Board with respect to the compensation philosophy and guidelines for the Company, and for ensuring the production of an annual report on executive compensation for review and approval by the Board. This committee reviews the terms of reference and corporate goals and objectives of the Chief Executive Officer, Chairman, and Vice Chairman and leads the annual evaluation process of performance of the Chief Executive Officer, Chairman and Vice Chairman. It also reviews and recommends compensation for directors, benefit plans, incentive awards and terms of employment agreements, and administers the Company’s equity-based compensation plans for employees and directors.

Composition of Human Resources Committee

The Human Resources Committee is currently comprised of three directors, Robert Quartermain, David Demers and Michael Riley. Mr. Quartermain is the Chair of the Human Resources Committee.

Governance and Nominating Committee

Governance and Nominating Committee Charter

The Governance and Nominating Committee enhances the Company’s performance by providing a focus on governance. It also assesses and makes recommendations relating to effectiveness of the Board. This committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. As part of its mandate, this committee, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for directors, recommends nominees for election as directors and for appointment to committees and reviews and monitors orientation and education of directors.

Composition of Governance and Nominating Committee

The Governance and Nominating Committee is currently comprised of three directors, David Demers, Grant Edey and Patricia Fortier. Mr. Demers is the Chair of the Governance and Nominating Committee.

Technical and Corporate Responsibility Committee

Technical and Corporate Responsibility Committee Charter

The Corporate Responsibility Committee was renamed the Technical and Corporate Responsibility Committee effective March 14, 2017. This committee assists the Board in fulfilling its oversight responsibilities with respect to: (i) the technical and operational aspects of the Company’s mine, development, and exploration sites and programs, including all geological and engineering issues; and (ii) the Company’s environmental, safety and health, and corporate social responsibility policies and programs, and related performance.

Composition of Technical and Corporate Responsibility Committee

The Technical and Corporate Responsibility Committee is currently comprised of five directors, Brad Marchant, Robert Quartermain, Joseph Conway, Patricia Fortier and Grant Edey. Mr. Marchant is the Chair of the Technical and Corporate Responsibility Committee.

D.	Employees

As of December 31, 2017, the Company had the following employees and contractors:

	Full-Time	Hourly
Location	Salaried	(Union)	Contractors	Total
Durango Office	32	Nil	2	34
San Dimas Mine (including Truchas)	400	798	458	1,656
Toronto Office	18	Nil	4	22
Total	450	798	464	1,712

The total number of employees of Primero has reduced substantially from the end of 2016. This is due to the sale of both the Black Fox Complex and Cerro del Gallo Project as well as reductions in San Dimas and Toronto reflecting an increased cost reduction focus.

As at December 31, 2017, Primero had 798 unionized employees at the San Dimas Mine who are members of two sections of one union: Sindicato Nacional de Trabajadores Mineros and Metalúrgicos, Siderúrgicos y Similares de la República Mexicana. The union contracts are renegotiated every two years, except for the compensation aspects, which are reviewed every year.

On February 15, 2017, the Company announced that unionized employees at its San Dimas Mine in Mexico had initiated a strike action which resulted in the complete stoppage of mining and milling activities at the site. The stoppage resulted from the failure of the parties to reach an agreement during the negotiation of the CBA. On April 13, 2017, the Company announced a new CBA with the National Union of Mine, Metal, Steel and Allied Workers of the Mexican Republic (Sindicato Nacional de Trabajadores Mineros, Metalúrgicos, Siderúrgicos y Similares de la República Mexicana) and that it had successfully resolved the work stoppage of unionized employees, operations resumed on April 22, 2017.

E.	Share Ownership

As of the date of this annual report, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 2,333,154 Common Shares, being 1.21% of the issued Common Shares on a non-diluted basis. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company, as a group, is based upon information furnished by the directors and executive officers.

The following table provides securities ownership information for our directors and executive officers as of the date of the date of the annual report:

DIRECTOR/EXECUTIVE OFFICER	COMMON SHARES	PSUS AND DSUS	OPTIONS	WARRANTS	DEBENTURES
JOSEPH CONWAY	974,994	1,318,218	727,941	Nil	300
DAVID DEMERS	283,894	164,223	Nil	Nil	Nil
GRANT EDEY	79,743	164,223	Nil	Nil	50
PATRICIA A. FORTIER	Nil	145,587	Nil	Nil	Nil
BRAD MARCHANT	59,683	164,223	Nil	Nil	Nil
WADE NESMITH	550,226	644,237	100,000	Nil	Nil
ROBERT A. QUARTERMAIN	68,391	164,223	Nil	Nil	Nil
MICHAEL RILEY	74,948	164,223	Nil	Nil	Nil
TAMARA BROWN	62,143	201,407	772,671	Nil	Nil
H. MAURA LENDON	85,265	278,042	1,074,657	Nil	45
JAMES MALLORY	40,338	126,836	539,360	Nil	Nil
DAMIEN MARANTELLI	Nil	434,282	608,892	Nil	Nil
RYAN SNYDER	Nil	177,173	Nil	Nil	Nil
LOUIS TONER	53,529	175,019	677,984	Nil	Nil

As of the date of this annual report, the Company also had outstanding obligations to issue up to an aggregate of 17,685,575 Common Shares in respect of options and warrants as follows:

•	stock options to purchase 6,674,325 Common Shares at a price ranging from CDN$0.75 to CDN$7.95 expiring between February 18, 2019 and March 24, 2022:

Grant Date	Expiry Date	Award Type	Grant Price	At April 20, 2017 Outstanding
09-Jul-2009	09-Jul-2019	Stock Option	$2.70	160,000
18-Feb-2014	18-Feb-2019	Stock Option	$7.40	617,832
28-Mar-2014	28-Mar-2019	Stock Option	$7.95	58,816
10-Nov-2014	10-Nov-2019	Stock Option	$4.11	164,757
17-Feb-2015	17-Feb-2020	Stock Option	$4.19	1,540,589
23-Feb-2016	23-Feb-2021	Stock Option	$2.95	1,967,188
21-Nov-2016	21-Nov-2021	Stock Option	$1.36	347,938
24-Mar-2017	24-Mar-2022	Stock Option	$0.75	1,817,205
TOTAL				6,674,325

; and

•	warrants to purchase an aggregate of 11,011,250 Common Shares at a price of CDN$3.35, expiring on June 25, 2018.

In addition, as of the date of this annual report, the Company also had outstanding obligations to issue up to 11,450,385 Common Shares in respect of convertible debentures.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of the directors and officers of Primero, the following shareholders of Primero own more than 5% of Primero’s common shares at December 31, 2017:

		% of Outstanding
Institution Name	Shares Held	Shares
Donald Smith & Co., Inc.	17,920,695	9.32%
RBC Dominion Securities, Inc	13,147,000	6.84%

All holders of Primero common shares have equal voting rights. To the best of Primero’s knowledge, Primero was not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

On January 12, 2018, the Company announced that it entered into the Arrangement Agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Primero. Under the terms of the Arrangement Agreement, all of Primero’s issued and outstanding common shares will be exchanged for First Majestic common shares on the basis of 0.03325 of a First Majestic common share for each Primero common share (the "Exchange Ratio").

Concurrent with execution of the Arrangement Agreement, First Majestic has entered into agreements with WPMI, a wholly-owned subsidiary of WPM whereby, following closing of the Arrangement, the current silver streaming interest at San Dimas held by WPM will be terminated and First Majestic and WPM will enter into a new stream arrangement based on 25% of the gold equivalent production at San Dimas (the "New Stream") with ongoing payments of $600 per gold equivalent ounce delivered under the agreement. As part of the transaction, WPM will receive 20,914,590 common shares of First Majestic having an aggregate value of $151 million.

The Arrangement will also provide for the issuance by First Majestic of an aggregate of approximately 226,476 replacement stock options (assuming no exercise of existing Primero options) to Primero optionholders who do not exercise their Primero options prior to the effective time of the Arrangement, at exercise prices adjusted by the Exchange Ratio. Under the Arrangement all existing warrants of Primero will become exercisable to acquire First Majestic common shares at exercise prices adjusted by the Exchange Ratio. The Arrangement will also provide that upon the Arrangement becoming effective all existing deferred share units and phantom share units of Primero will be paid out in cash in an amount equal to C$0.30 per deferred share unit or phantom share unit.

Certain additional amounts payable in connection with the Arrangement, include repayment of all amounts owing under Primero's existing RCF and the expected repayment of Primero's $75 million of outstanding convertible debentures.

On March 13, 2018, the Arrangement was approved by Primero shareholders. The Company is awaiting antitrust clearance in Mexico. The Arrangement is expected to close in late April or early May 2018, subject to applicable regulatory approvals and the satisfaction of other customary conditions. In the event that the Arrangement does not close by April 30, 2018, the Company will seek an extension of the RCF.

On March 13, 2018, the debentureholders voted to approve an amendment to the maturity date of the debentures. Upon the closing of the Arrangement, the amendment of the trust indenture will accelerate the maturity date of the Primero Debentures to the next Business Day (as defined in the trust indenture) following the effective date of the Arrangement.

B.	Related Party Transactions

The only related party transactions entered into by the Company relate to the compensation paid to Directors and Executive Officers as disclosed in Item 6. Directors, Senior Management and Employees – B. Compensation. All of the compensation paid to key management personnel was equivalent to that which would have been incurred in an arm’s length transaction.

Other than disclosed above, there have not been transactions during the 2017 year which have materially affected or will materially affect Primero in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material interest.

Conflicts of Interest

Some of the Company’s directors and officers also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Accordingly, situations may arise in the ordinary course that involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Primero Board, would be obliged to abstain from voting as a Primero director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Primero. At this time the Board is not aware of any existing or potential material conflict of interest between the Company or a subsidiary of the Company and any director. See “Item 3. Key Information – D. Risk Factors”.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 3. Key Information - A. Selected Consolidated Income Statement Data” and “Item 18. Financial Statements.”

Legal Proceedings

Ejidos

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Certain of the properties included in the San Dimas Mine and for which Primero holds legal title have been subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings in all cases were brought against previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. As such, Primero initially has no standing to participate in them and may not receive timely notice of such actions brought decisions rendered.

Since acquiring the San Dimas Mine, Primero has been aware of four such Ejidos actions, three of which have been finally resolved in favour of Primero’s interests. Primero continues to challenge the fourth outstanding Ejidos’ legal claim to defend its position as the legitimate owner of the subject property. If Primero is not successful in this outstanding claim, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the subject property. Further, there is no assurance that Ejidos will not engage in legal proceedings to claim interests in properties owned by Primero in the future.

Tax Matters

On February 3, 2016, the Company announced that it had received a legal claim from the SAT, seeking to nullify the APA issued by the SAT in 2012. The APA confirmed the Company's basis for paying taxes on realized silver prices for the years 2010 to 2014 and represented the SAT's agreement to accept that basis for those years. The legal claim initiated by the SAT did not identify any different basis for paying taxes. The Company believes this legal claim is without merit and it has since vigorously defended the validity of its APA. See “Item 3. Key Information – D. Risk Factors – Financial Risks – Challenge to the 2012 APA”.

Labor Matters

No legal or arbitration proceedings exist relating to labor or employees, having significant effects on the company’s financial position or profitability.

Civil Claims

The Company is aware of class action lawsuits having been filed in February 2016 against the Company in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 28, 2017. On July 14, 2017, the Company’s motion to dismiss the amended complaint was granted and the plaintiff’s claims were dismissed without prejudice. Rather than amending the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in 2018. The Company will continue to vigorously defend this class action lawsuit.

Environmental Matters

No legal or arbitration proceedings exist relating to environmental matters, having significant effects on the company’s financial position or profitability.

Dividends and Dividend Policy

The Company has not paid dividends since its incorporation. The future payment of dividends or distributions will be dependent upon the financial requirements to fund future growth, the financial condition of the Company and other factors the Board may consider appropriate in the circumstances. The Company is not aware of any restrictions that could prevent the paying of dividends or distributions, but there is no current intention to declare any dividends or distributions.

B.	Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results in December 31, 2017.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable. Information regarding the price history of the stock listed as required by Item 9.A.4 is set forth below in “Item 9. The Offer and Listing - C. Markets”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Common Shares

The Company’s Common Shares are traded on the TSX under the symbol “P”. The Company’s Common Shares were listed on the NYSE until August 14, 2017. The Company continues to trade on the OTC Pink Market under the symbol “PPPMF”.

The following table shows the high and low trading prices and monthly trading volume of the Common Shares of Primero on the TSX for the periods listed:

Period	High (CDN$)	Low (CDN$)	Volume
2017
January	$1.14	$0.98	427,703
February	1.21	0.82	625,156
March	0.86	0.70	470,452
April	0.84	0.61	429,504
May	0.74	0.50	631,540
June	0.54	0.43	508,712
July	0.47	0.39	245,395
August	0.47	0.11	1,665,372
September	0.12	0.08	884,913
October	0.09	0.08	423,120
November	0.10	0.08	473,022
December	0.10	0.09	466,036
2018
January	0.30	0.09	2,512,244
February	0.23	0.19	11,877,972

Period	High (CDN$)	Low (CDN$)	Volume
March	0.27	0.21	7,645,875
April 1 – April 19	0.28	0.24	8,280,383

Warrants

The Company’s warrants are traded on the TSX under the symbol “P.WT.C”. The warrants commenced trading on June 24, 2016.

The following table shows the high and low trading prices and monthly trading volume of the warrants of Primero on the TSX for the periods listed:

P.WT.C
Period	High (CDN$)	Low (CDN$)	Volume
2017
January	$0.20	$0.14	197,350
February	0.18	0.08	632,500
March	0.09	0.05	638,750
April	0.05	0.03	65,250
May	0.05	0.03	167,500
June	0.05	0.01	235,300
July	0.03	0.02	72,000
August	0.04	0.01	755,311
September	0.01	0.01	494,000
October	0.02	0.01	366,500
November	0.01	0.01	187,300
December	0.01	0.01	195,000
2018
January	0.03	0.01	822,700
February	0.01	0.01	103,700
March	0.01	0.01	54,000
April 1 – April 19	0.01	0.01	723,560

Convertible Debentures

The Company’s 2015 Debentures are traded on the TSX under the symbol “P.DB.V”.

The following table shows the high and low trading prices and monthly trading volume of the convertible debentures of Primero on the TSX for the periods listed:

P.DB.V Period	High (CDN$)	Low (CDN$)	Volume
2017
January	$68.00	$65.00	65,000
February	70.00	57.01	5,215,000
March	62.00	55.00	4,967,000
April	68.00	60.00	150,000
May	70.79	64.00	277,000
June	63.00	60.00	8,916,000
July	62.00	58.00	5,288,000
August	63.25	50.00	4,337,000
September	65.00	61.00	2,240,000
October	65.00	63.00	1,359,000
November	66.50	63.00	1,694,250
December	65.00	63.50	426,000
2018
January	99.75	62.50	7,226,000
February	100.00	88.00	4,103,000
March	99.13	98.03	7,472,000
April 1 – April 19	99.00	98.00	288,000

PRIOR SALES

During the financial year ended December 31, 2017, Primero issued or granted the following Common Shares or securities convertible into Common Shares:

Date of Issuance	Number and Type of Securities Issued	Issue or Exercise Price Per Security (CDN$)
February 17, 2017	57,207 Common Shares(2)	$1.00
February 23, 2017	11,300 Common Shares(2)	$0.89
March 2, 2017	590,657 Common Shares(3)	$0.82
March 6, 2017	762,454 Common Shares(2)	$0.74
March 24, 2017	2,771,877 PSUs	$0.75
March 24, 2017	2,057,589 Stock Options	$0.76
March 27, 2017	259,041 Common Shares(2)	$0.76
March 27, 2017	95,395 PSUs	$0.76
March 28, 2017	80,217 Common Shares(2)	$0.74
March 28, 2017	46,474 PSUs	$0.78
March 29, 2017	49,658 Common Shares(2)	$0.73
March 29, 2017	49,658 PSUs	$0.73
March 31, 2017	304,574 Common Shares(2)	$0.75
April 3, 2017	30,987 Common Shares(2)	$0.74
April 3, 2017	30,987 PSUs	$0.74
April 4, 2017	46,875 PSUs	$0.74
April 4, 2017	46,875 Common Shares(2)	$0.73
April 5, 2017	46,246 Common Shares(2)	$0.73
April 5, 2017	46,246 PSUs	$0.73
April 6, 2017	42,852 PSUs	$0.73
April 6, 2017	42,852 Common Shares(2)	$0.73
April 7, 2017	44,540 PSUs	$0.74
April 7, 2017	44,540 Common Shares(2)	$0.73
May 11, 2017	633,329 PSUs	$0.75(4)
May 12, 2017	202,608 Common Shares(2)	$0.72
May 15, 2017	39,661 Common Shares(2)	$0.68
May 29, 2017	12,231 Common Shares(2)	$0.60
May 31, 2017	13,258 Common Shares(2)	$0.51
June 16, 2017	4,721 Common Shares(2)	$0.46
August 14, 2017	602,579 PSUs	$0.75(4)
August 21, 2017	161,521 Common Shares(2)	$0.13
October 3, 2017	506,551 Common Shares(2)	$0.09
November 16, 2017	46,297 Common Shares(2)	$0.09
November 30, 2017	219,598 Common Shares(2)	$0.09
December 13, 2017	4,943 Common Shares(2)	$0.09

Notes:
(1)	“Price per Security” refers to the share price at the closing of the day before the date of grant in the case of Primero options and Primero PSUs and the market price at the time of issuance in the case of Primero shares.
(2)	Issuance of Primero shares in connection with vested Primero PSUs.
(3)	Issuance of Primero shares in connection with severance entitlement of former President and Chief Executive Officer Ernest Mast.
(4)	Reflects the price utilized by the Primero Board to determine the quantity of units issued.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Articles of Association

Primero Mining Corp. is incorporated under the Act. Effective January 1, 2015, Primero Mining Corp. and Primero Gold Canada Inc. amalgamated under the name of Primero Mining Corp. under Incorporation No. BC1023633. The Company’s articles of association (the “Company’s Articles”) were last amended by shareholder resolution passed at the Annual General and Special Meeting held on May 6, 2015. The Company’s Articles do not contain a description or place any restrictions on the Company’s objects and purposes. For more information, see the Consolidated Articles filed as Exhibit 1.1 to this Form 20-F.

Disclosure of Interest of Directors

The Company’s Articles provide that a director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

Further, a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. Such director who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

The Company’s Articles provide that a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Remuneration of Directors

The Company’s Articles provide that the Board will from time to time determine the remuneration to be paid to the directors. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. The Board may also by resolution, award special remuneration to any director for undertaking any professional or other services on Company’s behalf that in the opinion of the Board are outside the ordinary duties of a director, Borrowing Powers of Directors The Company’s Articles provide that the directors may: (a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (b) issue bonds, debentures and debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company. Alteration to the Articles can be carried out in accordance with the Act by way of passing resolutions.

Retirement/Age Limit of Directors

The Company does not have a retirement age policy for its directors. The Company believes that imposing term limits on its directors would be unduly restrictive and not in the best interests of the Company, and could become an arbitrary mechanism for removing directors which could result in valuable and experienced directors being forced to leave the Board solely because of length of service. Therefore, the Company has decided not to adopt specific term limits for the directors on its Board, but rely instead upon effective annual assessments to ensure the ongoing efficacy of individual directors and the Board and its committees as a whole. Qualification Shares

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

Shares and Shareholders

The Company’s Articles provide that no share may be issued until it is fully paid. Subject to the rights of the holders of the preferred shares of the Company, holders of Common Shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of Common Shares of the Company are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of Common Shares of the Company are to share rateably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights. Preferred shares may be issued from time to time in one or more series, ranking equally on winding-up, to repayment of the amount paid up on such shares, and to carry and be subject to, as a class, the following special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights of conversion, terms and conditions of any share purchase plan or sinking fund, rights upon dissolution of the Company, and voting, as the directors of the Company may, from time to time, determine by resolution. Currently the preferred shares rank in priority over Common Shares as to dividends and return of paid up capital upon dissolution or winding up of the Company. Holders of preferred shares are not entitled to notice or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the Act. The Company may at any time purchase for cancellation or redeem the preferred shares that may be issued and holders of preferred shares may require the Company to retract such shares in accordance with the terms upon which such have been issued. The special rights and restrictions attaching to the Common shares and the Preferred shares are set forth in Part 27 of the Articles.

Majority Voting Policy for Directors

Company’s Board has adopted a policy stipulating that if the votes in favour of the election of a nominee director at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting to the Board, to be effective upon acceptance by the Board. The Governance and Nominating Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board will determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The nominee will not participate in any Governance and Nominating Committee or Board deliberations on the offered resignation. This policy does not apply in circumstances involving contested director elections.

Meetings of Shareholders

The Act requires the Company to call an annual shareholders’ meeting not later than 15 months after holding the last preceding annual meeting and permits the Company to call a special shareholders’ meeting at any time. Further, in accordance with the Act, the holders of not less than 5% of the Company’s shares carrying the right to vote at a meeting sought to be held may requisition the directors to call a special shareholders’ meeting for the purpose stated in the requisition. The Company is required to mail a notice of the date, time and location of any meeting of shareholders, including proxy related materials in the manner provided in the Articles, the Act and applicable securities legislations. The directors set a date as the record date for the purpose of determining shareholders entitled to receive notices of any meeting of shareholders and to vote at any such meetings. The Company’s Articles provide that a quorum of two shareholders in person or represented by proxy holding or representing, in the aggregate, at least 5% of the Company’s issued shares entitled to be voted at the meeting. In addition to shareholders and their duly appointed proxies and corporate representatives, the Company’s directors, president, secretary, lawyers, auditors and invitees of directors, are entitled to be admitted to the Company’s annual and special shareholders meetings, provided that any such person is not be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Disclosure of Share Ownership and Changes in Capital

The Company complies with insider transaction reporting obligations required under the Canadian Securities legislation. In addition, the Company has adopted share ownership guidelines setting minimum shareholding requirements for its directors and officers. The policy also disallows directors and officers from engaging in hedging against declines in value of the Company’s equity securities. Directors share ownership information is disclosed in Company’s management information circular sent out to shareholders prior to holding annual and special shareholder meetings.

Provisions concerning the alteration of authorized share structure is set forth in Article 9.1.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating document of the Company.

There is no provision in the Company's Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

C.	Material Contracts

The material contracts, other than contracts entered into in the ordinary course of business, to which the Company is a party, for the two years immediately preceding publication of this annual report, are the following:

(a)

Credit Agreement, dated May 23, 2014, between the Company and a syndicate of lenders led by Bank of Montreal as Administrative Agent (as amended pursuant to a first amending agreement dated December 22, 2014, a second amending agreement dated February 5, 2015, a third amending agreement dated December 31, 2015, a fourth amending agreement dated December 28, 2016, a fifth amending agreement dated March 30, 2017, a sixth amending agreement dated October 2, 2017, a seventh amending agreement dated November 23, 2017, an eighth amending agreement dated November 23, 2017, a ninth amending agreement dated November 30, 2017, a tenth amending agreement dated December 15, 2017, an eleventh amending agreement dated December 22, 2017 and a twelfth amending agreement dated January 11, 2018). See “Item 3. Key Information – D. Risk Factors – Financial Risks – Indebtedness”.

(b)

Trust Indenture, dated February 9, 2015, between the Company and Computershare Trust Company of Canada. See “Item 4. Information on the Company – A. History and Development of the Company – 3. Three Year History – Recent Developments – 2015 – Convertible Debenture Prospectus Offering”.

(c)

Second amended and restated silver purchase agreement among Silver Trading, SW Caymans, the Company and Silver Wheaton dated as of August 6, 2010. See “Item 3. Key Information – D. Risk Factors – Financial Risks – Challenges to the 2012 APA” and “Item 4. Information on the Company – B. Business Overview – Mining Activities – San Dimas Mine – Amended and Restated Silver Purchase Agreement”.

(d)

Deed of indemnity among Silver Trading, the Company and Goldcorp, dated as of August 6, 2010 entered into in connection with the Amended and Restated Silver Purchase Agreement pursuant to which the Company agreed to (i) reimburse Goldcorp for certain amounts paid or payable by Goldcorp to SW Caymans pursuant to Goldcorp’s guarantee and (ii) indemnify and save harmless Goldcorp from and against certain losses of Goldcorp that arise out of or relate to SW Caymans pursuant to Goldcorp’s guarantee. See “Item 3. Key Information – D. Risk Factors – Financial Risks – Challenges to the 2012 APA” and “Item 4. Information on the Company – B. Business Overview – Mining Activities – San Dimas Mine – Amended and Restated Silver Purchase Agreement”.

(e)

Asset Purchase Agreement dated August 25, 2017, between the Company and McEwen Mining Inc. See “Item 4. Information on the Company – A. History and Development of the Company – 3. Three Year History – Recent Developments – 2017 – Sale of Black Fox Mine and Complex”.

(f)

Arrangement Agreement dated January 11, 2018 between the Company and First Majestic Silver Corp. See “Item 4. Information on the Company – A. History and Development of the Company – 3. Three Year History – Recent Developments – 2018 – Friendly Acquisition of Primero Mining and Restructured Stream with Wheaton Precious Metals”.

D.	Exchange Controls

See “Item 3. Key Information - A. Selected Consolidated Income Statement Data - Exchange Rates.”

E.	Taxation

Certain Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a holder who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada United States Income Tax Convention, 1980, as amended (the “Canada-U.S. Tax Convention”), is resident in the United States, beneficially holds the common shares as capital property and does not use or hold the common shares in the course of carrying on a business in Canada (a “U.S. Holder”). The common shares will generally be considered to be capital property unless the U.S. Holder holds the common shares in the course of carrying on a business, or acquires the common shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of the Canada Revenue Agency and the current provisions of the Canada-U.S. Tax Convention. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign (including without limitation, any United States) tax considerations.

This summary is of a general nature only and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. Accordingly, U.S. Holders are urged to consult with their own tax advisors about the specific tax consequences of acquiring, holding and disposing of common shares.

Disposition of Common Shares and Capital Gains:

A U.S. Holder will generally not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes “taxable Canadian property” to the U.S. Holder for purposes of the Tax Act. Provided that the common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which includes the TSX) at the time of disposition, the common shares will generally not constitute “taxable Canadian property” to a U.S. Holder unless, at any time during the 60-month period immediately preceding the disposition (i) the U.S. Holder, together with persons with whom the U.S. Holder does not deal at “arm’s length” for the purposes of the Tax Act, owned 25% or more of the issued shares of any class of shares of the Company and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or a combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (as such terms are defined in the Tax Act), or options or interests in respect of any such properties.

Provided the common shares are listed at the time of disposition on the TSX or other “recognized stock exchange” (which includes the TSX) for purposes of the Tax Act, a U.S. Holder who disposes of common shares will not be required to satisfy the obligations imposed under Section 116 of the Tax Act and, as such, the purchaser of such shares will not be required to withhold any amount on the purchase price paid and the US Holder will not have to apply to obtain a certificate of compliance related to the disposition of the common shares.

U.S. Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

Certain United States Federal Income Tax Consequences:

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

Reporting Obligations for Certain U.S. Holders

Certain U.S. holders that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file IRS Form 8938 with their federal income tax return. Such form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-U.S. institution. U.S. holders are encouraged to consult their tax advisors regarding the possible application of this disclosure requirement to their investment in our common shares.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF PRIMERO COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and certain other reports on Form 6-K containing the information that we make public under Canadian law, file with the Canadian stock exchanges or distribute to shareholders. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and its officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act.

You may obtain documents from us by requesting them in writing, at the following electronic mailing address or by telephone:

Investor Relations

Telephone: (416) 814-3160

Email: info@primeromining.com

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Financial Instruments Risk – Market Risks”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Primero is in compliance with all contracts and agreements. The Company does not currently pay dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14. A.-B.	Modifications to the Rights of Security Holders

Holders of the Primero Debentures at a special meeting held on March 13, 2018 approved the proposed amendment of the Trust Indenture to accelerate the maturity date of the Primero Debentures to the next Business Day (as defined in the Trust Indenture) following the effective date of the Arrangement involving, among other things, the acquisition by First Majestic of all of the outstanding shares of Primero.

Furthermore, each Primero option which is outstanding and has not been duly exercised prior to the effective date of the Arrangement (whether vested or unvested), notwithstanding the terms of the Primero options, shall be unconditionally vested and exercisable in full, and such Primero option will be exchanged for a replacement option to purchase from First Majestic under the same exchange ratio as First Majestic shares are entitled to.

Each holder of a Primero warrant outstanding immediately prior to the effective date of the Arrangement shall receive (and such holder shall accept), upon the exercise of such holder’s Primero warrant, in lieu of each Primero share to which such holder was theretofore entitled, such number of First Majestic shares as is equal to the exchange ratio (and when aggregated with an exercise of other similar Primero warrants resulting in a fraction of a First Majestic share, they all shall be rounded down to nearest whole number of First Majestic shares) provided, however, the exercise price per First Majestic share shall be equal to the current exercise price per Primero share divided by the exchange ratio. Each Primero warrant shall continue to be governed by and be subject to the terms of the Primero warrant indenture and any applicable supplemental indenture executed thereunder.

Pursuant to the Arrangement Agreement, each Director’s PSU outstanding immediately before completion of the arrangement shall be deemed to be fully vested and each holder thereof shall be paid a cash payment in an amount equal to $0.30 per Director’s PSU. In addition, each DSU outstanding immediately before completion of the arrangement shall be deemed to be fully vested and each holder thereof shall be paid a cash payment in an amount equal to $0.30 per DSU.

14.C.

Not applicable.

14.D.

Not applicable.

14.E.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures.

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this annual report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Report on Internal Control over Financial Reporting.

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed or under the supervision of, the CEO and CFO, and effected by the Company’s Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•     provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors; and

•     provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Management assessed the effectiveness of Primero’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

(c)	Attestation Report of the Independent Registered Public Accounting Firm.

The effectiveness of Primero’s internal control over financial reporting as of December 31, 2017 has been audited by KPMG LLP, Primero’s independent registered public accounting firm.

(d)	Changes in Internal Control over Financial Reporting.

During the year ended December 31, 2017, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	Audit Committee Financial Expert

The Audit Committee is currently comprised of three directors, Michael Riley, Grant Edey and Brad Marchant, all of whom are both independent and financially literate according to the Board’s independence standards as set out in the Company’s Board Guidelines and applicable Canadian and U.S. securities laws and regulations. Michael Riley, the Chair of the Audit Committee, is also an “audit committee financial expert” under the U.S. Securities and Exchange Act regulations.

ITEM 16B.	Code of Ethics

Our Board has adopted a Code of Ethics applicable to our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Ethics can be found at www.primeromining.com. Information found at this website is not incorporated by reference into this document.

ITEM 16C.	Principal Accountant Fees and Services

Audit Fees

For the financial years ended December 31, 2017 and 2016, the Company paid the external auditor, CDN$832,999 and CDN$839,575, respectively, as detailed below:

	Year Ended December 31
Nature of Services	2017	(1)	2016	(1)
Audit Fees(2)	$670,762		761,142
Audit-Related Fees	-		-
Tax Fees	162,237		78,433
All Other Fees	-		-
Total	$832,999		$839,575

Notes:

(1)	All amounts in Canadian dollars.
(2)

Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the review and audit of the Company’s interim and annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Audit-related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above.

Tax Fees

Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

All Other Fees

Other fees would include transaction related services.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of Primero’s securities by the Company or any affiliated purchasers during 2017.

ITEM 16F.	Change in Registrant’s Certifying Accountant

None.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning on Page F-1.

ITEM 19.	EXHIBITS

1.1	Primero Mining Corp. Articles of Incorporation

2.1	Trust Indenture, dated February 9, 2015, between the Company and Computershare Trust Company of Canada for the 5.75% Convertible Debentures

4.1

Credit Agreement, dated May 23, 2014, between the Company and a syndicate of lenders led by Bank of Montreal as Administrative Agent (as amended pursuant to a first amending agreement dated December 22, 2014, a second amending agreement dated February 5, 2015, a third amending agreement dated December 31, 2015, a fourth amending agreement dated December 28, 2016, a fifth amending agreement dated March 30, 2017, a sixth amending agreement dated October 2, 2017, a seventh amending agreement dated November 23, 2017, an eighth amending agreement dated November 23, 2017, a ninth amending agreement dated November 30, 2017, a tenth amending agreement dated December 15, 2017, an eleventh amending agreement dated December 22, 2017 and a twelfth amending agreement dated January 11, 2018)

4.2	Arrangement Agreement, dated January 11, 2018, between the Company and First Majestic Silver Corp.

4.3

Second Amended and Restated Silver Purchase Agreement among Silver Trading (Barbados), SW Caymans (now Wheaton Precious Metals International), the Company and Silver Wheaton (now Wheaton Precious Metals) dated August 6, 2010 (previously filed as an exhibit to the Company’s Form 40-F filed August 11, 2011)

4.4	Deed of Indemnity among Silver Trading (Barbados), the Company and Goldcorp Inc., dated August 6, 2010 (previously filed as an exhibit to the Company’s Form 40-F filed August 11, 2011)

4.5	Asset Purchase Agreement for the Black Fox Complex with McEwen Mining Inc., dated August 25, 2017

4.6	Primero DSU Plan (previously filed as an exhibit to the Company's Form 6-K filed March 27,2015)

4.7	Primero PSU Plan (previously filed as an exhibit to the Company’s Form 6-K filed April 19, 2016)

4.8	Primero Stock Option Plan (previously filed as an exhibit to the Company’s Form 6-K filed April 5, 2016)

8.1	List of Material Subsidiaries

12.1	Certification pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) of Chief Executive Officer.

12.2	Certification pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) of Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. 1350 of Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. 1350 of Chief Financial Officer.

19.1	Consent of Expert - Dave Laudrum, P.Geo.

19.2	Consent of Expert - Patrick McCann, P.Eng.

19.3	Consent of Expert - John Morton Shannon, P.Geo.

19.4	Consent of Expert - Gabriel Voicu, P.Geo.

19.5	Consent of Expert - Rodney Webster, M.AIG

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

PRIMERO MINING CORP.

By:	/s/ Joseph Conway
Name:	Joseph Conway
Title:	Interim President and Chief Executive Officer

Dated: April 20, 2018

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management’s Report on Financial Statements

The consolidated financial statements of Primero Mining Corp. have been prepared by, and are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgments based on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and reviews the scope of the external auditors’ audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a committee member.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

/s/ Joseph F. Conway	/s/ Ryan Snyder
Joseph F. Conway	Ryan Snyder
President and Chief Executive Officer	Chief Financial Officer
April 19, 2018	April 19, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Primero Mining Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Primero Mining Corp. (the "Company") as of December 31, 2017, and 2016, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the " consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and 2016, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion on the financial statements, we draw attention to Note 2 b) to the financial statements, which indicates that the Company`s cash and liquidity position may not be sufficient to meet its obligations as they become due. This condition, along with other matters as set forth in Note 2 b), indicate the existence of material uncertainties that cast substantial doubt on the Company’s ability to continue as a going concern.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 19, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as Company’s auditor since 2015.

Toronto, Canada

April 19, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Primero Mining Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Primero Mining Corp.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Financial Statements

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2017, and 2016, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements") and our report dated April 19, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under item 15 in the Company`s Annual Report on Form 20-F for the year ended December 31, 2017. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

4

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

April 19, 2018

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

		Year ended December 31
	Notes	2017	2016	2015

Revenue	7	$91,769	$147,581	$213,192
Operating expenses		(67,280)	(100,452)	(103,782)
Depreciation and depletion		(22,433)	(47,116)	(55,836)
Total cost of sales		(89,713)	(147,568)	(159,618)
Earnings from mine operations		2,056	13	53,574
Mining interest impairment charge	4	(303,858)	(111,000)	-
Exploration expenses		(1,345)	(1,885)	(1,690)
Share-based compensation		(4,149)	(7,049)	(7,144)
General and administrative expenses	11	(11,479)	(13,529)	(19,021)
Idle and restart costs incurred during strike at San Dimas		(6,207)	-	-
Other charges	12	(7,044)	(4,725)	(2,702)
Loss from operations		(332,026)	(138,175)	23,017
Transaction costs		-	(679)	(4,416)
Interest and finance expenses	13	(11,285)	(8,761)	(11,498)
Mark-to-market gain on debentures & warrants		5,897	12,610	13,500
Other expenses	14	(355)	(427)	(1,869)
Loss before income taxes		(337,769)	(135,432)	18,734
Income tax recovery (expense)	15	4,393	19,938	(27,991)
Net loss from continuing operations		(333,376)	(115,494)	(9,257)
Net loss from discontinued operations, net of income taxes	5	(76,309)	(118,926)	(97,653)
Net loss for the year		($409,685)	($234,420)	($106,910)
Other comprehensive loss, net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil		3,099	(102)	(5)
Unrealized (loss) gain on investment in Fortune Bay, net of tax of $nil		(250)	1,058	516
Total comprehensive loss for the year		($406,836)	($233,464)	($106,399)
Basic and diluted loss per share from continuing operations		($1.74)	($0.65)	($0.06)
Basic and diluted loss per share from discontinued operations		($0.40)	($0.67)	($0.60)
Basic and diluted loss per share including discontinued operations		($2.14)	($1.32)	($0.66)
Weighted average number of common shares outstanding
Basic		191,738,274	177,569,024	162,340,566
Diluted		191,738,274	177,569,024	162,340,566

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)

		December 31	December 31
	Notes	2017	2016

Assets
Current assets
Cash and cash equivalents	19	$20,966	$19,875
Trade and other receivables		1,241	1,962
Value added and income taxes receivable		40,789	34,494
Prepaid expenses		2,642	3,893
Inventories	8	13,668	22,829
Total current assets		79,306	83,053

Non-current assets
Restricted cash		-	4,577
Mining interests	4,9	125,050	577,920
Deferred tax asset		-	3,763
Long term stock pile	8	-	-
Value added tax receivable		-	7,344
Other non-current assets		910	1,160
Total assets		$205,266	$677,817

Liabilities
Current liabilities
Trade and other payables		$19,593	$31,781
Income tax payable		3,298	1,558
Other taxes payable		1,200	2,035
Current portion of long-term debt	10	30,310	50,841
Total current liabilities		54,401	86,215

Non-current liabilities
Other taxes payable		18,805	14,120
Deferred tax liability		7,457	28,428
Decommissioning liability	20	11,646	29,790
Long-term debt	10	47,625	52,906
Warrant liability	17 (a)	44	1,066
Other long-term liabilities		5,557	4,162
Total liabilities		$145,535	$216,687

Shareholders' equity
Share capital	17 (a)	$915,641	$908,923
Shares reserved for future issuance	17 (a)	243	297
Contributed surplus	17 (b)	57,630	58,857
Accumulated other comprehensive loss		(845)	(3,694)
Deficit		(912,938)	(503,253)
Total shareholders' equity		$59,731	$461,130
Total liabilities and shareholders' equity		$205,266	$677,817

Basis of Presentation and Going concern (Note 2 b))
Commitments and contingencies (Note 24)
Subsequent events (Note 25)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors

/s/ Joseph F. Conway	/s/ Michael E. Riley
Joseph F. Conway, Director	Michael E. Riley, Director

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR NUMBER OF COMMON SHARES)

							Accumulated
		Share capital		Shares reserved			other
				for future	Warrants	Contributed	comprehensive
	Notes	Shares	Amount	issuance	reserve	surplus	loss	Deficit	Total equity
Balance, January 1, 2015		161,555,875	$858,761	$-	$34,782	$21,526	($5,161)	($161,923)	$747,985
Shares issued for
Exercise of stock options		300,000	1,120	-	-	(294)	-	-	826
PSUs settled in shares		963,164	4,364	-	-	(4,404)	-	-	(40)
Flow-through agreement		1,366,768	3,130	-	-	-	-	-	3,130
Expiry of warrants, net of tax		-	-	-	(34,782)	30,046	-	-	(4,736)
Reclassification of unrealized loss on
investment in Fortune Bay		-	-	-	-	-	456	-	456
Foreign currency translation		-	-	-	-	-	(5)	-	(5)
Unrealized gain on investment in Fortune Bay		-	-	-	-	-	60	-	60
Share-based compensation		-	-	-	-	8,110	-	-	8,110
Loss for the period		-	-	-	-	-	-	(106,910)	(106,910)
Balance, December 31, 2015		164,185,807	$867,375	$-	$-	$54,984	($4,650)	($268,833)	$648,876

Balance, January 1, 2016		164,185,807	$867,375	$-	$-	$54,984	($4,650)	($268,833)	$648,876
Shares issued for
Public equity offering		22,022,500	33,047	-	-	-	-	-	33,047
Acquisition of mining concessions		1,854,271	3,540	-	-	-	-	-	3,540
PSUs settled in shares		1,445,787	4,961	-	-	(4,851)	-	-	110
Common shares reserved for future issuance		-	-	297	-	-	-	-	297
Other comprehensive income, net of tax		-	-	-	-	-	956	-	956
Share-based compensation		-	-	-	-	8,724	-	-	8,724
Loss for the year		-	-	-	-	-	-	(234,420)	(234,420)
Balance, December 31, 2016		189,508,365	$908,923	$297	$-	$58,857	($3,694)	($503,253)	$461,130

Balance, January 1, 2017		189,508,365	$908,923	$297	$-	$58,857	($3,694)	($503,253)	$461,130
Shares issued for
PSUs settled in shares	17 (a)	2,543,773	6,117	-	-	(6,117)	-	-	-
Severance and other employee payments	17 (a)	993,684	601	-	-	(5)	-	-	596
Release of common shares reserved for future issuance		-	-	(54)	-	-	-	-	(54)
Other comprehensive income, net of tax		-	-	-	-	-	2,849	-	2,849
Share-based compensation	17 (c)	-	-	-	-	4,895	-	-	4,895
Loss for the year		-	-	-	-	-	-	(409,685)	(409,685)
Balance, December 31, 2017		193,045,822	$915,641	$243	$-	$57,630	($845)	($912,938)	$59,731

Total comprehensive loss was $406.8 million for the year ended December 31, 2017 (December 31, 2016 – loss of $233.5 million, December 31, 2015 - $106.4 million) .

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS)

		Year ended December 31
	Notes	2017	2016	2015
Operating activities
Loss before income taxes		($337,769)	($135,432)	$18,734
Loss before income taxes, from discontinued operations	5	(82,020)	(120,452)	(105,247)
Adjustments for:
Mining interests impairment charge	4	398,821	228,000	104,000
Depreciation and depletion		29,703	63,329	77,238
Share-based compensation expense		4,875	8,586	8,938
Payments made under the Phantom Share Unit Plan		-	(377)	(4,245)
Mark-to-market gain on convertible debentures		(4,875)	(9,000)	(13,500)
Mark-to-market gain on warrant liability		(1,022)	(3,610)	-
Write-down of inventory		-	1,040	3,048
Unrealized foreign exchange loss (gain)		5,329	2,390	(4,743)
Taxes paid		(4,027)	(29,625)	(15,104)
Other		2,199	975	(1,007)
Other adjustments
Transaction costs (disclosed in financing activities)		-	232	3,651
Finance income (disclosed in investing activities)		(41)	(88)	(111)
Finance expense		11,460	9,299	11,514
Operating cash flow before working capital changes		22,633	15,267	83,166
Changes in non-cash working capital	16	(82)	(2,158)	(1,537)
Cash provided by operating activities		$22,551	$13,109	$81,629
Investing activities
Expenditures on mining interests - San Dimas		($22,410)	($37,446)	($62,695)
Expenditures on mining interests - Black Fox		(13,235)	(29,956)	(33,880)
Expenditures on mining interests - Other		(206)	(271)	(3,147)
Proceeds from dispositions, net		40,369	-	-
Cash provided by (used in) investing activities		$4,518	($67,673)	($99,722)
Financing activities
Proceeds from equity offering	17 (a)	$-	$39,958	$-
Transaction costs on equity offering	17 (a)	-	(2,464)	-
Net (repayment)/drawdown on revolving credit facility	10 (a)	(19,799)	50,000	-
Repayment of convertible debenture	10 (c)	-	(48,116)	-
Repayment of revolving credit facility		-	-	(40,000)
Payments on capital leases		(1,116)	(4,497)	(5,715)
Funds released from reclamation bond		4,799	1,564	9,846
Interest paid		(9,954)	(7,493)	(6,267)
Proceeds from exercise of options		-	-	828
Proceeds from issuance of flow-through shares		-	-	4,340
Issuance of convertible debt		-	-	75,000
Transaction costs on issuance of convertible debt		-	-	(3,651)
Cash (used in) provided by financing activities		($26,070)	$28,952	$34,381
Effect of foreign exchange rate changes on cash		$92	($114)	$1,924
Increase (decrease) in cash		$1,091	($25,726)	$18,212
Cash, beginning of year		19,875	45,601	27,389
Cash, end of year		$20,966	$19,875	$45,601

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

1.	Corporate information

Primero Mining Corp. (“Primero” or the “Company”) is a publicly traded company, listed on the Toronto Stock Exchange and previously listed on the New York Stock Exchange until August 14, 2017. Its registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. The Corporate address is Suite 2100, 79 Wellington Street West, Toronto, Ontario. The Company owns one producing property, the San Dimas gold-silver mine in the San Dimas district of Mexico, and previously owned a second producing property, the Black Fox gold mine and adjoining properties in Timmins, Ontario, Canada (the “Black Fox Complex”) which was sold in 2017 and has been reported as discontinued operations in these consolidated financial statements. The Company also has one project in the exploration stage, Ventanas located in Mexico. The Company previously owned a property in the development stage, the Cerro del Gallo project in Mexico which was sold in 2017 and has been reported as discontinued operations in these consolidated financial statements.

2.	Basis of preparation and summary of significant accounting policies

a) Statement of compliance

These consolidated financial statements, as at and for the years ended December 31, 2017, 2016 and 2015, of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on April 19, 2018.

b) Basis of presentation and going concern

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for the certain financial instruments which are presented at fair value. Certain prior year balances have been reclassified to conform with the current year presentation.

In 2017, the Company’s Board of Directors commenced a strategic review process to explore alternatives to improve shareholder value. This process ultimately resulted in the sale of the Black Fox Complex in October 2017, the sale of the Cerro del Gallo project in November 2017, and a definitive arrangement agreement (the "Arrangement Agreement") to sell Primero to First Majestic Silver Corp. (“First Majestic”), announced on January 12, 2018. Refer to note 25 for additional details.

On March 13, 2018, the Arrangement was approved by Primero shareholders. On March 13, 2018, the holders of the 5.75% convertible debentures voted to approve an amendment to the maturity date of the debentures to the day following the closing date of the Arrangement with full principal paid on this date. The Company is awaiting anti-trust clearance in Mexico. The Arrangement is expected to close in late April or early May 2018, subject to applicable regulatory approvals and the satisfaction of other customary conditions. In the event that the Arrangement does not close by April 30, 2018, the Company will seek an extension of the revolving credit facility ("RCF").

Primero did not generate enough cash from operations to support its investing activities during 2017. The Company has sufficient cash on hand to support the business through to the expected close of the Arrangement with First Majestic. If the transaction closes as planned, management believes First Majestic will have sufficient funding to satisfy all commitments of Primero and its subsidiaries.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

If the Arrangement Agreement with First Majestic is terminated for any reason, there is significant uncertainty that Primero will have sufficient funds to repay the full outstanding obligation under the RCF upon maturity, which would allow the lenders to exercise their rights under the RCF (see notes 9 and 10). An Event of Default under the RCF, unless waived, would trigger cross default provisions under the convertible debentures and the Silver Purchase Agreement.

The above noted factors represent a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All intragroup balances and transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries, which are all wholly owned, are:

Subsidiary	Location	Property
Primero Empresa Minera, S.A. de C.V. ("PEM ")	Mexico	San Dimas Mine and Ventanas
Silver Trading (Barbados) Limited ("STB")	Barbados	-
Primero Mining Luxem bourg S.a.r.l.	Luxembourg	-

Subsidiary Disposed of in 2017	Location	Property
San Anton de las Minas, S.A. de C.V.	Mexico	Cerro del Gallo Project

The results of discontinued operations, comprising the Black Fox Complex and Cerro del Gallo, included in the consolidated statement of operations and comprehensive loss for the years ended December 31, 2017, 2016 and 2015 are disclosed in note 5. The comparative periods have been recast accordingly.

c) Functional and presentation currency

The functional and presentation currency of the Company is the U.S. dollar. The functional currency of PEM and STB is the U.S. dollar. The functional currency of San Anton de las Minas S.A. de C.V. prior to it’s disposition was the U.S. dollar. The functional currency of Primero Mining Luxembourg S.a.r.l. is the Mexican peso.

For entities using U.S. dollars as the functional currency, all monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at current exchange rates at each balance sheet date and the resulting adjustments are included in a separate line item under other income (expenses). Revenue and expense in foreign currencies are translated using the exchange rates at the date of the transaction.

The accounts of Primero Mining Luxembourg S.a.r.l. are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the statement of financial position date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the annual average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within accumulated other comprehensive loss; there is no tax impact of this translation.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

d) Revenue recognition

Revenue is derived from the sale of gold and silver. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

•	the significant risks and rewards of ownership have been transferred to the buyer;
•	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;
•	the amount of revenue and costs to sell can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the Company and collectability of proceeds is reasonably assured.

All of these criteria are met based on the contract with the respective buyers which generally coincides with the receipt of the sales proceeds. Sales prices are based on the terms of the contract or at spot prices.

e) Inventories

Inventories including finished goods (gold and silver), work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from a mine is stockpiled and subsequently processed into finished goods. Production costs including mining and milling costs, applicable overhead costs, depreciation and depletion are capitalized to inventory depending on its current location and condition. Inventories of stockpiled ore that are not expected to be processed in the next year are classified as non-current inventories.

Inventories also include supplies, which are valued at the lower of average cost or replacement cost.

f) Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit or loss (“FVTPL”), available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial instruments classified as FVTPL are measured at fair value with gains and losses recognized in the statement of operations and comprehensive loss. The 5.75% convertible debentures and warrant liability are classified as FVTPL and measured at fair value based on their trading price. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities classified as other liabilities, are measured at amortized cost. Trade and other receivables, cash and cash equivalents, and restricted cash are classified as loans and receivables, and are measured at amortized cost. Trade and other payables, and the RCF are classified as other financial liabilities, and are also measured at amortized cost.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Transaction costs in respect of financial assets and liabilities which are measured at FVTPL are recognized in the statement of operations and comprehensive loss immediately. Transaction costs in respect of other financial instruments are included in the initial carrying value of the financial instrument.

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s equity investment in Fortune Bay (included in other non-current assets) is classified as available-for-sale and is measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (OCI). When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period.

The Company may enter into derivative contracts or financial instruments and non-financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as FVTPL. These embedded derivatives are measured at fair value with changes in fair value recognized in earnings for the period.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired, or
•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to pay under the guarantee.

g) Mining interests

The Company categorizes mining interests based on the type of asset and/or the stage of operation, development or exploration of the property.

Land, buildings, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Mineral properties include:

•

Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, capitalized exploration and evaluation costs and mineral interests for those properties currently in operation for which development has commenced or for which technical feasibility and commercial viability have been determined; and

•	Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment charges. Land is stated at cost less any impairment in value and is not depreciated.

Buildings, plant and equipment are depreciated (net of residual value) using the straight-line method based on estimated useful lives.

Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

The expected useful lives are as follows:

Plant and buildings	5 years to life of mine
Equipment and vehicles	4 years to life of mine
Computer equipment	3 to 5 years

Mining properties

The cost of acquiring mineral reserves and mineral resources is capitalized in the statement of financial position as incurred.

Mine development costs incurred to develop areas of the mine which will be mined in future periods are capitalized and depleted when the related mining area is mined. Mine development costs incurred to prepare current production areas are considered operating expenses and expensed in the year as incurred.

Mining properties are depleted using the units-of-production method over the mine’s estimated proven and probable reserves and, if appropriate, an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The Company’s depletion estimation methodology allocates mining properties from operating mines into a depletable component and a non-depletable component upon initial acquisition. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves and a portion of resources of the asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the asset and the remaining resources not included in the depletable component. Values allocated to both the depletable and non-depletable components may be adjusted prospectively when there has been a significant change in the reserves, resources and/or exploration potential or when impairment charges have been recorded.

The allocation of values to the proven and probable reserves, resources and exploration potential of the asset are based on the discounted cash flow analysis of the Company’s future expected cash flows at each operating mine. The depletable component is depleted over 100% of reserves and a portion of resources included in the Company’s discounted cash flow analysis. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Reserves (including proven and probable) and resources (including measured, indicated and inferred) are based on the definitions in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Exploration potential is the mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s fair value determination, but without the necessary level of measurement precision to enable it to be classified as a resource as defined by NI 43-101.

Each year, coincident with the updated reserve and resource estimates, the Company expects that a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component over the life of mine.

When considering the portion of resources to include in the depletion base of the depletable component, management considers the resources which are believed to have the probability of eventually being classified as proven and probable reserves, which includes:

•	resources that can be economically mined and are therefore commercially viable, considering management’s assumptions on cut off grades, long-term gold and silver prices and exchange rates,
•	historical experience and available geological and drilling information of the area under consideration.

Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense. Future development costs necessary to access resources, have been taken into account when determining the pattern of depletion for the Company’s mining properties; such costs are included in the discounted cash flow analysis and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Exploration and evaluation expenditures

Exploration and evaluation expenditures are charged to the statement of operations and comprehensive loss in the period incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures.

Once a project has been established as technically feasible and commercially viable, the capitalized expenditures are tested for impairment and transferred from exploration and evaluation costs to development costs within mining properties. If events take place subsequently and such project is no longer considered commercially viable it would be transferred back from development costs to exploration and evaluation expenditures.

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations and comprehensive loss in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

Leases

The Company holds leases for office space and equipment. Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations and comprehensive loss as finance expense unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations and comprehensive loss as operating expenses or general and administrative expenses on a straight-line basis over the lease term.

Impairment of non-current assets

The carrying amounts of assets included in mining interests are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating commercial viability of a project. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The recoverable amount is the higher of value-in-use and fair value less cost of disposal (“FVLCD”).

For mining assets, when a binding sale agreement and observable market prices are not readily available, FVLCD is estimated using a discounted cash flow approach for each of the Company’s cash generating units (“CGU”s) to which the individual assets are allocated. The assumptions used in determining the FVLCD for the CGU’s include long-term mining plans, long-term commodity prices, discount rates, foreign exchange rates and values of un-modeled mineralization.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior periods. A reversal of impairment is recognized during the period in the statement of operations and comprehensive loss.

Disposal

Upon disposition, an item within mining interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a gain or loss on disposal in the statement of operations and comprehensive loss.

h) Income taxes

Income tax expense (recovery) comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations and comprehensive loss except to the extent they relate to items recognized directly in equity or in OCI, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected cash tax payable or receivable on the local taxable income or loss for the year for each taxable entity using tax rates enacted or substantively enacted at the reporting date. This may differ from earnings reported in the statement of operations and comprehensive loss due to income or expense items that are not currently taxable or deductible for tax purposes, and any adjustment to income taxes in respect of previous years.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the statements of operations and comprehensive loss.

Uncertain income tax positions are recorded in the consolidated financial statements when probable and measured at the amount expected to be paid to (recovered from) the taxation authority using the Company’s best estimate of the amount.

i) Share–based compensation

Equity-settled awards to employees and others providing similar services

For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive loss and credited to share-based compensation reserve (within equity in the consolidated statement of financial position) ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive loss.

Expenses recognized for forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive loss.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Cash-settled awards to employees and others providing similar services

For cash-settled awards, the fair value is re-calculated at each statement of financial position date until the awards are settled, using the Company’s share price (with any changes in fair value recognized in the statement of operations and comprehensive loss). During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the statement of financial position date multiplied by the fair value of the awards expected to vest at that date. After vesting, the full fair value of the unsettled awards at each statement of financial position date is recognized as a liability. Movements in value are recognized in the statement of operations and comprehensive loss.

Equity or cash-settled awards to employees and others providing similar services

The Company accounts for awards issued under the 2013 Phantom Share Unit Plan as equity-settled. For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive loss and credited to share-based compensation reserve (within equity in the consolidated statement of financial position) ratably over the vesting period. The fair value of the awards is determined at the date of grant using the closing market price of the Company’s shares. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive loss.

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive loss.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based compensation arrangement as measured at the date of modification, over the remainder of the vesting period.

j) Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of operations and comprehensive loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the statement of operations and comprehensive loss.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Decommissioning liability

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value; this liability is then accreted to full value over the life of the mine with the accretion charge being recorded as a finance expense. The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured each reporting period or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets and the adjusted cost is depreciated on a prospective basis.

k) Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

l) Segmented reporting

The Company operated in one geographic area, Mexico, with corporate activities occurring in a second geographic area, Canada. Prior to the disposition of the Black Fox Complex, the Company operated in two geographic areas; Mexico and Canada. The Company’s operating segments reflect the Company’s different mining interests and are reported in a manner consistent with the internal reporting to the chief operating decision maker, used to assess each segment’s performance. Primero currently has one reportable segment, the San Dimas mine (which currently includes the Ventanas property and Coral Silver concessions). During 2017 and prior to the dispositions of the Black Fox Complex and the Cerro del Gallo project, Primero had three reportable segments: the San Dimas mine, the Black Fox Complex and the Cerro del Gallo project.

m) Assets held for sale and discontinued operations

Assets or disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and measured at the lower of carrying amount or FVLCD. The assets or disposal groups must be available for immediate sale and the sale must be highly probable within one year. Impairment losses on initial classification as held for sale and gains or losses on subsequent remeasurement are included in the statements of operations and comprehensive loss. No depreciation is charged on assets or disposals groups classified as held for sale.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

A discontinued operation is a component of an entity that either has been disposed of, abandoned or that is classified as held for sale.

Discontinued operations are presented on the statements of operations and comprehensive loss as a separate line.

n) Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined the following will have potential future impact on the Company.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the impact of adopting this standard to be material to its consolidated financial statements.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting. The Company does not expect the impact of adopting this standard to be material on its consolidated financial statements.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

3.	Critical Accounting Estimates and Judgments

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in the future such judgements, estimates and assumptions, which are based on management’s experience and knowledge of the relevant facts and circumstances at the date of the financial statements, deviate materially from actual circumstances, the original judgements, estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

a) Accounting estimates

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(i) Estimated recoverable reserves and resources

The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Company’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts, depreciation and depletion, and impairment charges.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(ii) Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

(iii) Impairment charges

Non-current assets are tested for impairment if there is an indicator of impairment. The impairment analysis generally requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed with the impact recorded in the statements of operations and comprehensive loss.

(iv) Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(v) Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(vi) Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(vii) Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and risk-free rate of return.

b) Accounting judgments

The critical judgments that the Company’s management have made that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i) Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

(ii) Tax ruling in Mexico

On October 4, 2012, PEM received a ruling (the “APA Ruling”) from the Mexican tax authority, Servicio de Administración Tributaria (“SAT”), which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement (see note 15 c) for further information). Under Mexican tax law, an advance pricing agreement (“APA”) ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ended December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $8.5 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $23.4 million of taxes before penalties or interest. The Company has submitted its formal response to both the 2010 and the 2011 observations letters.

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $130 - $145 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with the SAT in relation to outstanding value-added tax (“VAT”) receivables and has received $15.2 million of VAT refunds since July 2017.

Since January 1, 2015, the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

4.	Impairment Charges

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016	2015

San Dimas	$303,858	$111,000	$-
Black Fox Complex	44,963	117,000	82,000
Cerro del Gallo	50,000	-	22,000
	$398,821	$228,000	$104,000

In accordance with IFRS, non-current assets are tested for impairment when events or changes in circumstances suggest that their carrying amount may not be recoverable. When there is an indicator of impairment, the impacted CGU is tested for impairment.

2017

As part of the strategic review process discussed in note 1 the Company received several proposals during the second quarter of 2017 which provided evidence the carrying value of its CGUs exceeded their fair value. During the second quarter of 2017, the Company recorded an impairment of $285.0 million, which comprised impairments of $195.0 million for the San Dimas mine, $40.0 million for the Black Fox Complex and $50.0 million for the Cerro del Gallo project (note 5). During the third quarter of 2017, an additional impairment of $5.0 million was recorded for the Black Fox Complex to align with the net proceeds received from the disposition during the fourth quarter of 2018. During the fourth quarter, the Company recorded an additional impairment of $109 million relating to the San Dimas mine as the negotiation process that led to the Arrangement Agreement identified that the carrying value of the San Dimas mine exceeded the recoverable amount. The carrying value of the San Dimas CGU as at December 31, 2017 is now aligned to the approximate value implied in the Arrangement Agreement.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The difference between the final net proceeds from disposition and the carrying values of the CGUs immediately prior to the disposition have been recognized as a loss on disposition, for the CGUs disposed of during 2017.

2016

In 2016, the Company’s share price declined such that the carrying value of its net assets exceeded its market capitalization. In addition, during the fourth quarter, the Company identified impairment indicators at the San Dimas mine and Black Fox Complex and as a result, recorded non-cash impairment charges of $111.0 million and $117.0 million, respectively based on their FVLCD, which exceeds the value in use for both CGUs.

2015

The Company identified impairment indicators at Black Fox Complex and Cerro del Gallo Project as at December 31, 2015, and as a result, recorded non-cash impairment charges aggregating $104.0 million comprised of $82.0 million relating to the Black Fox Complex CGU and $22.0 million relating to the Cerro del Gallo project CGU, based on their FVLCD, which have been determined to be greater than their value in use.

The recoverable amount was determined as the FVLCD for each CGU. FVLCD was determined based on the net present value of the future estimated cash flows expected to be generated from the continued use of the CGUs, using assumptions derived from from observable market indicators and the current life-of–mines plans for each operation. The mine plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditure at the mine site. The determination of the FVLCD used Level 3 valuation techniques. Key assumptions used in the fair value models include:

Assumptions	2016	2015
Discount rate	6.5% - 8.5%	5% - 7%
Gold price
Short term	$1,250	$1,100
Long term	$1,300	$1,200
Foreign exchange
Mexican peso (MXN)
Short term	MXN 18	n.a.
Long term	MXN 20	n.a.
Canadian Dollar (CAD)
Short term/long term	CAD 1.30	CAD 1.40
Market value per gold ounce	n.a.	$25
Life of mine (in years)(1)	5 & 17	11

(1) For purposes of assessing asset impairment, the Company used an estimated life of mine of 5 years for Black Fox and 17 years for San Dimas as of December 31, 2016, and 11 years for Black Fox as of December 31, 2015.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

San Dimas Mine

The impairment test for the San Dimas mine was based on the updated life-of-mine plan, which incorporated updated reserves and resources, discount rate factors to account for the underlying risks and management’s view of the exploration potential of the mine site. The resulting non-cash impairment charge for the San Dimas mine was driven by decrease in reserves, revisions in the mining cut-off methodology and the application of higher discount rates in the net present value of future estimated cash flows.

Black Fox Complex

The impairment test for the Black Fox Complex was based on the the updated life-of-mine plan. In 2016, the resulting non-cash impairment charge for the Black Fox Complex derived from decreases in reserves and shortened mine life. In 2015, the charge was derived from the declining metal prices, the temporary decision to defer Grey Fox development and changes in the Black Fox mine plan.

Cerro del Gallo Project

In 2015, the Company decided not to construct the project under the economic environment and as such as at December 31, 2015 the CGU was reclassified as an exploration and evaluation asset. The commercial viability of this project will depend on market conditions. The impairment value of $22 million in 2015 in relation to the Cerro del Gallo was as a result of a lower market value per gold ounce and low cash flows projections.

Sensitivities

The impairment charges are highly sensitive to discount rates, gold prices and foreign exchange rates used in the cash flow projection. The table below summarizes the impact on the recognized impairment charges with all the variables held constant except as follows:

		San Dimas Mine	Black Fox Complex
		2016	2016	2015
Discount rate	+/-1%	$29,000	$2,000	$12,000
Gold price	+/-10%	$88,000	$39,000	$70,000
Foreign exchange
MXN	+/-10%	$46,000	n.a.	n.a.
CAD	+/-10%	n.a.	$37,000	$55,000

5.	Discontinued operations

On October 6, 2017, the Company sold the Black Fox Complex for total consideration of $32.3 million including cash proceeds of $27.5 million and the release of $4.8 million from restricted cash that was pledged towards environmental closure liabilities. The Black Fox Complex comprises the Black Fox mine and adjacent properties, Grey Fox and Pike River.

On November 27, 2017, the Company sold the Cerro del Gallo project, via the sale of all of the issued and outstanding shares of San Anton Resource Corporation, the indirect owner of the Cerro del Gallo project to Argonaut Gold Inc for cash proceeds of $15 million resulting in a loss on disposition of $1,151.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	Cerro del	Black Fox	Discontinued
	Gallo	Complex	operations
Year Ended December 31, 2017
Revenue	$-	$65,828	$65,828
Operating expenses	-	39,982	39,982
Depreciation and depletion	44	7,269	7,313
Total cost of sales	44	47,251	47,295
(Loss) earnings from mine operations	(44)	18,577	18,533
Mining interest impairment charge	(50,000)	(44,963)	(94,963)
Exploration expenses	(830)	-	(830)
General and administrative expenses	(3)	(252)	(255)
Other charges	-	(51)	(51)
Loss from operations	(50,877)	(26,689)	(77,566)
Other expense items	(3,069)	(1,385)	(4,454)
Loss before income taxes	(53,946)	(28,074)	(82,020)
Income tax recovery	5,711	-	5,711
Net loss	($48,235)	($28,074)	($76,309)

	Cerro del	Black Fox	Discontinued
	Gallo	Complex	operations

Year Ended December 31, 2016
Revenue	$-	$71,595	$71,595
Operating expenses	-	54,815	54,815
Depreciation and depletion	82	16,131	16,213
Total cost of sales	82	70,946	71,028
(Loss) earnings from mine operations	(82)	649	567
Mining interest impairment charge	-	(117,000)	(117,000)
Exploration expenses	(1,529)	-	(1,529)
General and administrative expenses	(164)	(1,109)	(1,273)
Loss from operations	(1,775)	(117,460)	(119,235)
Other expense items	(315)	(902)	(1,217)
Loss before income taxes	(2,090)	(118,362)	(120,452)
Income tax recovery	326	1,200	1,526
Net loss	($1,764)	($117,162)	($118,926)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	Cerro del	Black Fox	Discontinued
	Gallo	Complex	operations
Year Ended December 31, 2015
Revenue	$-	$78,112	$78,112
Operating expenses	-	59,811	59,811
Depreciation and depletion	90	21,312	21,402
Total cost of sales	90	81,123	81,213
Earnings (loss) from mine operations	(90)	(3,011)	(3,101)
Mining interest impairment charge	(22,000)	(82,000)	(104,000)
Exploration expenses	-	-	-
Share-based compensation	-	-	-
General and administrative expenses	(21)	(1,002)	(1,023)
Other charges	-	-	-
Earnings (loss) from operations	(22,111)	(86,013)	(108,124)
Other income (expense) items	41	2,836	2,877
Earnings (loss) before income taxes	(22,070)	(83,177)	(105,247)
Income tax recovery (expense)	(323)	7,917	7,594
Net income (loss)	($22,393)	($75,260)	($97,653)

The results of discontinued operations included in the consolidated statement of cash flows, excluding the cash flows arising from the dispositions, for the years ended December 31, 2017, 2016 and 2015 are presented below; the comparative periods have been recast accordingly.

	Years ended December 31
Cash flow from (used in):	2017	2016	2015

Operating activities before working capital changes	$16,077	$21,170	$21,058
Changes in non-cash working capital	($2,637)	$7,704	($8,478)
Operating activities	$13,440	$28,874	$12,580
Investing activities	($13,387)	($30,879)	($36,784)
Financing activities and effect of foreign exchange rates	($1,033)	($4,582)	($5,715)
Net cash flow from (used in) discontinued operations	($980)	($6,587)	($29,919)

6.	Segmented information

The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	San Dimas	Corporate	Total
At December 31, 2017
Current assets	$72,026	$7,280	$79,306
Mining interests	124,835	215	125,050
Other non-current assets	-	910	910
Total assets	$196,861	$8,405	$205,266

Current liabilities	$19,242	$35,159	$54,401
Non-current liabilities	42,428	48,706	91,134
Total liabilities	$61,670	$83,865	$145,535

			Black Fox
As at December 31, 2016	San Dimas	Corporate	Complex	Cerro del Gallo	Total
Current assets	$60,604	$4,209	$16,761	$1,479	$83,053
Mining interests	428,251	330	$85,680	63,659	577,920
Other non-current assets	11,107	1,160	$4,577	-	16,844
Total assets	$499,962	$5,699	$107,018	$65,138	$677,817

Current liabilities	$20,373	$54,836	$10,988	$18	$86,215
Non-current liabilities	50,585	53,861	$20,315	5,711	130,472
Total liabilities	$70,958	$108,697	$31,303	$5,729	$216,687

			Continuing	Cerro del	Black Fox	Discontinued
	San Dimas	Corporate	Operations	Gallo	Complex	operations	Total

Year Ended December 31, 2017
Revenue	$91,769	$-	$91,769	$-	$65,828	$65,828	$157,597
Operating expenses	67,280	-	67,280	-	39,982	39,982	107,262
Depreciation and depletion	22,320	113	22,433	44	7,269	7,313	29,746
Total cost of sales	89,600	113	89,713	44	47,251	47,295	137,008
Earnings (loss) from mine operations	2,169	(113)	2,056	(44)	18,577	18,533	20,589
Mining interest impairment charge	(303,858)	-	(303,858)	(50,000)	(44,963)	(94,963)	(398,821)
Exploration expenses	(1,345)	-	(1,345)	(830)	-	(830)	(2,175)
Share-based compensation	-	(4,149)	(4,149)	-	-	-	(4,149)
General and administrative expenses	(2,242)	(9,237)	(11,479)	(3)	(252)	(255)	(11,734)
Idle and restart costs incurred during strike at San Dimas	(6,207)	-	(6,207)	-	-	-	(6,207)
Other charges	(1,356)	(5,688)	(7,044)	-	(51)	(51)	(7,095)
Loss from operations	(312,839)	(19,187)	(332,026)	(50,877)	(26,689)	(77,566)	(409,592)
Other expense items	(1,025)	(4,718)	(5,743)	(3,069)	(1,385)	(4,454)	(10,197)
Loss before income taxes	(313,864)	(23,905)	(337,769)	(53,946)	(28,074)	(82,020)	(419,789)
Income tax recovery (expense)	4,819	(426)	4,393	5,711	-	5,711	10,104
Net loss	($309,045)	($24,331)	($333,376)	($48,235)	($28,074)	($76,309)	($409,685)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

			Continuing	Cerro del	Black Fox	Discontinued
	San Dimas	Corporate	Operations	Gallo	Complex	operations	Total

Year Ended December 31, 2016
Revenue	$147,581	$-	$147,581	$-	$71,595	$71,595	$219,176
Operating expenses	100,452	-	100,452	-	54,815	54,815	155,267
Depreciation and depletion	46,984	132	47,116	82	16,131	16,213	63,329
Total cost of sales	147,436	132	147,568	82	70,946	71,028	218,596
Earnings (loss) from mine operations	145	(132)	13	(82)	649	567	580
Mining interest impairment charge	(111,000)	-	(111,000)	-	(117,000)	(117,000)	(228,000)
Exploration expenses	(1,885)	-	(1,885)	(1,529)	-	(1,529)	(3,414)
Share-based compensation	-	(7,049)	(7,049)	-	-	-	(7,049)
General and administrative expenses	(5,419)	(8,110)	(13,529)	(164)	(1,109)	(1,273)	(14,802)
Other charges	(2,327)	(2,398)	(4,725)	-	-	-	(4,725)
Loss from operations	(120,486)	(17,689)	(138,175)	(1,775)	(117,460)	(119,235)	(257,410)
Other expense items	(1,494)	4,237	2,743	(315)	(902)	(1,217)	1,526
Loss before income taxes	(121,980)	(13,452)	(135,432)	(2,090)	(118,362)	(120,452)	(255,884)
Income tax recovery	19,938	-	19,938	326	1,200	1,526	21,464
Net loss	($102,042)	($13,452)	($115,494)	($1,764)	($117,162)	($118,926)	($234,420)

			Continuing	Cerro del	Black Fox	Discontinued
	San Dimas	Corporate	Operations	Gallo	Complex	operations	Total
Year Ended December 31, 2015
Revenue	$213,192	$-	$213,192	$-	$78,112	$78,112	$291,304
Operating expenses	103,782	-	103,782	-	59,811	59,811	163,593
Depreciation and depletion	55,693	143	55,836	90	21,312	21,402	77,238
Total cost of sales	159,475	143	159,618	90	81,123	81,213	240,831
Earnings (loss) from mine operations	53,717	(143)	53,574	(90)	(3,011)	(3,101)	50,473
Mining interest impairment charge	-	-	-	(22,000)	(82,000)	(104,000)	(104,000)
Exploration expenses	(1,690)	-	(1,690)	-	-	-	(1,690)
Share-based compensation	-	(7,144)	(7,144)	-	-	-	(7,144)
General and administrative expenses	(2,546)	(16,475)	(19,021)	(21)	(1,002)	(1,023)	(20,044)
Other charges	(694)	(2,008)	(2,702)	-	-	-	(2,702)
Earnings (loss) from operations	48,787	(25,770)	23,017	(22,111)	(86,013)	(108,124)	(85,107)
Other income (expense) items	(4,225)	(58)	(4,283)	41	2,836	2,877	(1,406)
Earnings (loss) before income taxes	44,562	(25,828)	18,734	(22,070)	(83,177)	(105,247)	(86,513)
Income tax recovery (expense)	(32,536)	4,545	(27,991)	(323)	7,917	7,594	(20,397)
Net income (loss)	$12,026	($21,283)	($9,257)	($22,393)	($75,260)	($97,653)	($106,910)

7.	Revenue

	Year ended December 31
	2017	2016	2015

Gold	$74,979	$121,553	$169,790
Silver	16,790	$26,028	$43,402
	$91,769	$147,581	$213,192

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

a) Silver Purchase Agreement

The Silver Purchase Agreement provides that for the life of the mine, the first 6.0 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, must be sold to Wheaton Precious Metals International Ltd. (“WPMI”), formerly Silver Wheaton Caymans (“SWC”), at the lesser of $4.32 per ounce (adjusted by 1% per year) and market prices. All silver not sold to WPMI is available to be sold by the Company at market prices.

The contract year for purposes of the threshold runs from August 6 of a year to August 5 of the following year. The threshold for the year ended August 5, 2017 was not exceeded (4.3 million ounces were delivered under the contract), while the threshold for the year ended August 5, 2016 was exceeded in July 2016 and the threshold for August 5, 2015 was met in July 2015. During the year ended December 31, 2017 the Company did not sell any silver at market prices (year ended December 31, 2016 - 0.2 million ounces and year ended December 31, 2015 – 0.8 million ounces were sold at market prices).

In connection with the Arrangement Agreement, First Majestic has entered into agreements with WPMI, whereby, following closing of the Arrangement, the Silver Purchase Agreement will be terminated and replaced with a new stream which will provide for a reduction in the amount of payable metal content.

b) Gold Purchase Agreement

The Company had a gold purchase agreement related to the Black Fox Mine, which was disposed of in October 2017. Under the agreement, the Company was obligated to sell 8% of the gold production at the Black Fox Mine and 6.3% at the adjoining Pike River property (“Black Fox Extension”).

During the year ended December 31, 2017, the Company recorded revenue classified as discontinued operations of $2.5 million (2016 - $2.7 million and 2015 - $3.0 million) under the contract terms.

8.	Inventories

	December 31	December 31
	2017	2016
Gold and silver	$5,848	$5,827
Stock piled ore	175	5,285
Work-in-progress	2,444	5,771
Supplies	5,201	5,946
	$13,668	$22,829

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

9.	Mining interests

	Mining		Plant,
	properties	Land and	equipment and	Construction
	and leases	buildings	vehicles	in progress	Total
At January 1, 2016	948,182	78,198	191,825	35,949	1,254,154
Additions	55,788	8,256	30,536	(21,218)	73,362
Reclassifications	1,086	3,948	(5,279)	239	(6)
Assets derecognized	-	-	(5,021)	-	(5,021)
At December 31, 2016	1,005,056	90,402	212,061	14,970	1,322,489
Additions	32,876	4,409	6,332	(8,093)	35,524
Assets derecognized	-	-	(8,180)	-	(8,180)
Disposition of Black Fox Complex and Cerro del Gallo project	(456,856)	(18,579)	(68,012)	(926)	(544,373)
At December 31, 2017	$581,076	$76,232	$142,201	$5,951	$805,460

Accumulated depreciation and depletion
At January 1, 2016	355,893	16,945	91,198	-	464,036
Depreciation and depletion	31,046	3,247	22,942	-	57,235
Impairment charge	228,000	-	-	-	228,000
Reclassifications	1,487	4,768	(6,261)	-	(6)
Assets derecognized	-	-	(4,696)	-	(4,696)
At December 31, 2016	616,426	24,960	103,183	-	744,569
Depreciation and depletion	7,162	1,999	19,257	-	28,418
Impairment charge	284,972	48,311	65,538	-	398,821
Assets derecognized	-	-	(7,233)	-	(7,233)
Disposition of Black Fox Complex and Cerro del Gallo project	(412,926)	(15,504)	(55,735)	-	(484,165)
At December 31, 2017	$495,634	$59,766	$125,010	$-	$680,410

Carrying value
At December 31, 2016	$388,630	$65,442	$108,878	$14,970	$577,920
At December 31, 2017	$85,442	$16,466	$17,191	$5,951	$125,050

A summary of mining interest by property is as follows:

	Mining		Plant,
	properties	Land and	equipment	Construction	December 31	December 31
	and leases	buildings	and vehicles	in progress	2017	2016
San Dimas Mine	$85,442	$16,466	$16,976	$5,951	$124,835	$428,251
Black Fox Complex	-	-	-	-	-	85,680
Cerro Del Gallo Project	-	-	-	-	-	63,659
Corporate	-	-	215	-	215	330
Total	$85,442	$16,466	$17,191	$5,951	$125,050	$577,920

All property of the San Dimas mine is pledged as security for the Company’s obligations under the Silver Purchase Agreement (Notes 7 a)). Substantially all of the Company’s assets are pledged as security under the revolving credit facility (Note 10 a)).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The carrying value of property, plant and equipment under finance leases at December 31, 2017 was $0.4 million (December 31, 2016 - $8.0 million). The lessors hold first security rights over the leased assets.

Depreciation and depletion recognized for the year ended December 31, 2017 was $28.4 million (2016 - $57.2 million and 2015 - $80.4 million). As at December 31, 2017, the non-cash component in the inventories balance was $1.4 million (2016 – $5.8 million and 2015 - $12.5 million).

10.	Debt

	December 31	December 31
	2017	2016
Current debt
Revolving credit facility (RCF) (a)	$30,201	$49,639
Finance lease liabilities (b)	109	1,202
	30,310	50,841
Long-term debt
5.75% convertible debentures (c)	$47,625	$52,500
Finance lease liabilities (b)	-	406
	47,625	52,906
	$77,935	$103,747

(a) The Company has a RCF, which bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin. In March 2016, the Company drew down $50 million under the RCF to repay the 6.5% convertible debentures, assumed as part of the acquisition of Brigus Gold Corp. An additional $10 million was drawn down in March 2017, $5 million was drawn in May 2017 and $10 million was drawn in July 2017, fully drawing the RCF and bringing the outstanding balance under the RCF to $75.0 million. On March 30, 2017, the Company amended the terms of the RCF to extend its maturity date from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The RCF with its amended terms was guaranteed by WPM and a fee of $2.7 million was paid in 2017. This fee was accreted over the new term of the RCF as additional interest cost. The net proceeds from the sale of the Black Fox Complex and Cerro del Gallo were used to reduce the outstanding balance of the RCF. The RCF was subsequently extended multiple times from November 2017 to January 2018 in connection with the Company’s strategic review process resulting in the current maturity date being the earlier of (i) April 30, 2018, (ii) the closing of the business combination with First Majestic, and (iii) the seventh business day following termination of the proposed business combination. WPM continues to provide a guarantee for the RCF.

Total unamortized transaction costs of $0.1 million relating to the original term of the RCF have been expensed. The revolving credit facility is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical for this type of facility.

(b) The Company is obligated under various finance leases for equipment. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. There are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(c) On February 9, 2015, the Company issued $75 million of 5.75% convertible unsecured subordinated debentures (the 5.75% convertible debentures) maturing on February 28, 2020. The 5.75% convertible debentures bear interest at a rate of 5.75% per annum, payable in U.S. dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The 5.75% convertible debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of the debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion. The 5.75% convertible debentures have a cross-default provision that would be triggered by any default on the RCF.

The 5.75% convertible debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% convertible debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

On March 13, 2018, holders of the 5.75% convertible debentures voted to amend the terms of the securities (refer to note 25).

11.	General and administrative expenses

	Year ended December 31
	2017	2016	2015
Salaries and wages	$5,053	$5,778	$10,967
Rent and office costs	792	828	1,232
Legal, accounting, consulting and professional fees	2,369	2,547	2,830
Directors fees and expenses	1,357	935	922
Other general and administrative expenses	1,908	3,441	3,070
	$11,479	$13,529	$19,021

12.	Other charges

	Year ended December 31
	2017	2016	2015
Legal expenses associated with proceedings in Mexico	$1,103	$3,254	$694
Office closure costs and severance payments	2,120	1,171	2,008
Legal and advisory costs relating to financing initiatives	647	300	-
Advisory fees associated with strategic review process	2,023	-	-
Loss on disposition of Cerro del Gallo	1,151	-	-
	$7,044	$4,725	$2,702

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

13.	Interest and finance expenses

		Year ended December 31
	Notes	2017	2016	2015
Interest expenses
Interest on 5.75% convertible debentures	10	$4,312	$4,313	$3,381
Interest on 6.5% convertible debentures		-	775	3,123
Interest on revolving credit facility	10	2,792	1,577	925
		7,104	6,665	7,429
Finance expenses
Accretion on 6.5% convertible debentures		$-	$365	$1,436
Accretion on asset retirement obligation		766	723	1,472
Revolving credit facility guarantee fee	10	2,646	-	-
Amortization of revolving credit facility transaction costs		481	870	877
Others		288	138	284
		4,181	2,096	4,069
		$11,285	$8,761	$11,498

14.	Other expenses

	Year ended December 31
	2017	2016	2015
Foreign exchange gain	$76	$155	($2,772)
Gain on derivative liability	-	5	1,478
Finance income	41	88	229
Royalty and other	(472)	(675)	(804)
	($355)	($427)	($1,869)

15.	Income taxes

a) Tax expense

Tax expense comprises the following:

	2017	2016	2015
Current income tax expense	$3,298	$1,089	$23,365
Deferred income tax recovery	(7,691)	(21,027)	4,626
Income tax (recovery)	($4,393)	($19,938)	$27,991

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	2017	2016	2015
Loss before income taxes	($337,769)	($135,432)	$18,734
Canadian federal and provincial income tax rate	26.5%	26.5%	26.5%
Expected income tax (recovery)	(89,509)	(35,889)	4,965
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(11,416)	(2,930)	998
Share-based payments	1,148	1,986	1,882
Amounts allowable for tax purposes	(6,290)	(9,592)	(10,357)
Impact of foreign exchange and inflation	(7,709)	27,180	24,595
Withholding taxes on intercompany interest	3,800	3,308	2,614
Royalty taxes in Mexico	(149)	115	769
Impairment of mining interest	79,069	(5,827)	-
Benefit of tax losses and temporary differences not recognized	26,663	1,711	2,525
Income tax (recovery)	($4,393)	($19,938)	$27,991

b) Deferred tax liabilities and assets

The significant components of the Company’s deferred tax liabilities and assets are as follows:

	2017	2016
Deferred tax assets
Non-capital losses	$-	$8,183
Decommissioning liability to be recovered	472	1,315
Deduction for Mexican royalty taxes	-	9,565
Accruals and other	-	2,338
	$472	$21,401
Deferred tax liability
Accruals and other	(26)	-
Mining interests	(7,903)	($46,066)
Net deferred tax liability	($7,457)	($24,665)

A reconciliation of net deferred tax liability to the amounts presented in the consolidated statements of financial position follows:

	2017	2016
Deferred tax asset	$-	$3,763
Deferred tax liability	(7,457)	(28,428)
Net deferred tax liability	($7,457)	($24,665)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The movement in deferred income tax balances is explained as follows:

	2017	2016
As at January 1	($24,665)	($49,326)
Deferred tax recovery	13,408	22,553
Flow through share premium credit charged to deferred tax expense	-	(1,200)
With holding expense accrued as tax payable	3,800	3,308
Warrant expiry	-	-
As at December 31	($7,457)	($24,665)

Given recent San Dimas performance, the Company deteremined that it could not deem future taxable income to be probable under current operating conditions. Therefore, no deferred tax assets have been recognized. Of the Company’s total deferred tax liability of $7.5 million (2016 - $28.4 million), $0.6 million (2016 - $5.2 million) is expected to reverse within twelve months of the statement of financial position date and the remainder after twelve months of the statement of financial position date.

The Company has total unused Canadian losses of $235.4 million (2016 - $221.0 million) that are available to be applied against future taxable income. These losses expire from 2025 to 2037. Of these losses, $122 million (2016 - $132 million) are restricted to use only against income from the same or similar business that created these losses.

Deductible temporary differences, unused tax losses and their tax effect for which no deferred tax assets have been recognized are attributable to the following:

	Temporary Differences		Tax effect
	2017	2016	2017	2016
Non-capital losses	$210,071	$203,529	$53,360	$51,885
Capital losses	130,612	2,555	17,306	339
Share issuance costs	3,878	5,906	1,028	1,565
Accrued liabilities and other	1,669	1,138	442	302
Resource and equipment tax pools	-	162,143	-	44,442
Ontario mining tax	-	122,796	-	10,438
	$346,230	$498,067	$72,136	$108,971

Following the completion of the Arrangement, the capital losses are expected to expire, and there is uncertainty over whether the non-capital losses can be utilized after the completion of the Arrangement.

c) Challenge to the 2012 APA

Overview

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Background

In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into a Silver Purchase Agreement with WPM in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a WPM subsidiary in the Cayman Islands. Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to WPM 100% of silver produced from the San Dimas concessions during a contract year (August 6th to the following August 5th), up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the PEM Realized Price). From August 6, 2016 to August 5, 2017, the contract price was $4.28 per ounce (August 6, 2015 to August 5, 2016 - $4.24) . From August 6, 2017 the contract price is $4.32 per ounce. The price paid by WPM under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to WPM. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, STB, to WPM’s subsidiary, WPMI. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, PEM, sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to WPMI were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Challenge to APA for 2010 – 2014 tax years

In February 2016, the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. The Company is an ‘interested party’ in this proceeding. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $8.5 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes based on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $23.4 million of taxes before penalties or interest. The Company has submitted formal responses to both the 2010 and 2011 observation letters.

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $130 - $145 million, before interest or penalties.

The Company vigorously defends the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with the SAT in relation to outstanding VAT receivables and has received $15.2 million of VAT refunds since July 2017.

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company notified the Mexican Government that the measures taken by the SAT against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (“NAFTA”) because these measures are arbitrary, discriminatory, unfair and inequitable. As at December 31, 2017, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. As Primero is continuing its dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA, it has temporarily suspended its advancement of international arbitration proceedings against the Mexican Government.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Tax treatment for tax years following 2014

Since January 1, 2015, the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement, for tax purposes, is significantly different from the PEM Realized Price and, while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Other

In the observations letters for both the 2010 and 2011 tax years the SAT raised some queries with respect to certain intercompany transactions, and the Company has provided the pertinent information. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements related to these queries.

16.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	Year ended December 31
	2017	2016	2015
Trade and other receivables	$391	($169)	($638)
Value added and income taxes receivable	3,464	1,980	243
Prepaid expenses	866	3,232	(850)
Inventories	(1,800)	6,382	(4,318)
Trade and other payables	(4,637)	(12,652)	4,734
Other taxes payable	1,634	(931)	(708)
	($82)	($2,158)	($1,537)

17.	Shareholders’ equity

a) Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

On June 9, 2016, PEM completed an acquisition of certain concessions adjacent to its San Dimas mine. The initial consideration comprised a cash payment of $1.0 million and the issuance of 2,010,050 of Primero’s common shares. As of December 31, 2017, 1,854,271 common shares were issued (2016 – 1,854,271 and 2015 - nil), 28,342 shares were replaced with cash consideration (2016 – nil and 2015- nil), with the remaining 127,437 common shares expected to be issued. The price per common share was $1.91 based on the NYSE trading price at the closing date. The Company has recognized an equity reserve in shareholders’ equity for the unissued common shares for concessions that have not yet been transferred. During 2017, one concession was transferred, resulting in the release of $54 from the equity reserve.

On June 24, 2016, the Company completed a public equity offering, raising gross proceeds of $40.0 million (C$51.8 million) through the issuance of 22,022,500 units (Unit) of the Company at a price of C$2.35 per Unit (the equity offering). Each Unit consists of one common share of Primero and one-half of one common share purchase warrant (each whole common share purchase warrant is a “Warrant”) of the Company. Each whole Warrant entitles the holder to acquire one common share of the Company at a price of C$3.35 per Common share until June 25, 2018.

Out of the gross proceeds from the equity offering, $4.7 million was allocated to the common share purchase warrants based on their fair value determined using the trading price at the date of closing of the transaction, and the remaining $35.3 million was allocated to the common shares and recorded as share capital. The common share purchase warrants are classified as a financial liability in the statement of financial position. Fair value changes of the common share purchase warrants are recognized in the statement of operations and comprehensive loss. During the year ended December 31, 2017 a mark to market gain of $0.2 million (2016 – gain of $3.6 million and 2015 - nil) was recognized in relation to the common share purchase warrants.

Transaction costs relating to the equity offering amounted to $2.5 million, of which $0.2 million was allocated to the common share purchase warrants and was recognized as an expense in the statement of operations and comprehensive loss for the year ended December 31, 2016. The balance of $2.3 million was allocated to share capital.

In December 2015, the Company received $4.3 million (net of transaction costs) from the issuance of 1,366,768 flow-through shares to be used to fund the exploration at the Froome Zone within the Black Fox Complex. The proceeds were fully spent during 2016.

During the year ended December 31, 2017, the Company issued a total of 993,684 common shares, valued at $0.6 million, for severance and other payments to former employees.

b) Warrants

As at January 1, 2015, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of C$8.00 until July 20, 2015. On July 21, 2015, these warrants expired unexercised. Accordingly, the carrying value of $34.8 million was reclassified to contributed surplus net of income taxes on the expired warrants of $4.7 million.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

c) Share-based compensation

The movement in contributed surplus and phantom share liability related to share-based compensation during the years ended December 31, 2017, 2016 and 2015 are as follows:

	Contributed Surplus
			Deferred share			Phantom share
	2013 Plan PSUs	Stock options	units	Others	Total	liability

At January 1, 2015	$3,020	$18,539	$-	($33)	$21,526	$4,037
Expercise of stock options	-	(294)	-	-	(294)	-
PSUs settled in shares	(4,404)	-	-	-	(4,404)	-
PSUs settled in cash	-	-	-	-	-	(4,205)
Expiry of warrants	-	-	-	30,046	30,046	-
Share-based compensation expense	5,769	1,964	377	-	8,110	829
At December 31, 2015	$4,385	$20,209	$377	$30,013	$54,984	$661
PSUs settled in shares	(4,851)	-	-	-	(4,851)	(110)
PSUs settled in cash	-	-	-	-	-	(377)
Share-based compensation expense	6,420	1,897	407	-	8,724	(131)
At December 31, 2016	$5,954	$22,106	$784	$30,013	$58,857	$43
PSUs settled in shares	(6,117)	-	-	-	(6,117)	-
Severance payments	-	-	-	(5)	(5)	-
Share-based compensation expense	3,657	1,002	236	-	4,895	(18)
At December 31, 2017	$3,494	$23,108	$1,020	$30,008	$57,630	$25

(i) Stock options

Under the Company’s stock option plan (the Plan), the number of common shares that may be issued on the exercise of options granted under the Plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share-based compensation arrangements).

A summary of the Company’s stock option activities for the years ended December 31, 2017, 2016 and 2015 is presented below.

	Options	Weighted average
	outstanding	exercise price
Outstanding at January 1, 2015	9,254,224	C$6.17
Granted	1,617,870	4.23
Exercised	(300,000)	3.47
Cancelled/Forfeited	(71,875)	5.68
Expired	(6,254,021)	6.17
Outstanding at December 31, 2015	4,246,198	C$5.70
Granted	2,782,317	2.68
Cancelled/Forfeited	(3,500)	4.52
Expired	(499,771)	8.78
Outstanding at December 31, 2016	6,525,244	C$4.17
Granted	2,057,589	0.75
Cancelled/Forfeited	(437,084)	1.57
Expired	(1,334,433)	5.54
Outstanding at December 31, 2017	6,811,316	C$3.04

The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model for the determination of the cost of stock options issued during the years ended December 31, 2017, 2016 and 2015.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	2017	2016	2015
Risk free interest rate	0.95%	0.55%	0.95%
Expected life in years	3.50	3.50	3.50
Volatility	72.90%	63.92%	59.27%
Expected dividends	0.00%	0.00%	0.00%
Forfeiture rate	5.00%	5.00%	5.00%
Weighted average fair value of options issued	C$0.39	C$0.80	C$1.73

As at December 31, 2017, the following stock options were outstanding and exercisable:

Awards Outstanding				Awards Exercisable
		Remaining	Weighted		Remaining	Weighted
		contractual	average		contractual	average
Range of exercise		life	exercise		life	exercise
price per share	Quantity	(in years)	price	Quantity	(in years)	price
C$0.75 -C$2.00	2,165,143	4.17	C$0.84	115,980	3.89	C$1.36
C$2.01-C$5.00	3,918,004	2.64	3.46	3,204,048	2.57	3.52
C$5.01-C$8.00	728,169	1.23	7.28	728,169	1.23	7.28
	6,811,316	2.98	C$3.04	4,048,197	2.37	C$4.13

(ii) Phantom Share Unit Plan (PSUP) and Directors PSU Plan (Directors PSUP)

PSUP is a cash-settled plan. The amount to be paid for vested units is based on the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

A person holding Director PSUs is entitled to elect to receive at vesting, either a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

A summary of the unit activity for the years ended December 31, 2017, 2016 and 2015 under the PSUP and the Directors PSUP is presented below.

	PSUP	Directors PSUP
Outstanding at January 1, 2015	1,329,080	186,063
Redeemed	(1,088,066)	(198,575)
Granted	-	223,883
Cancelled	(7,437)	-
Outstanding at December 31, 2015	233,577	211,371
Redeemed	(189,961)	(136,744)
Cancelled	(3,896)	-
Outstanding at December 31, 2016	39,720	74,627
Redeemed	(36,887)	-
Cancelled	(2,833)	-
Outstanding at December 31, 2017	-	74,627

Units issued under the PSUP and Directors PSUP are accounted for as cash-settled awards. All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations and comprehensive loss during the year ended December 31, 2017 in relation to the PSUP and Directors PSUP was an expense of $0.02 million (2016 – recovery of $0.1 million and 2015 - $0.8 million expense) recognized under general and administrative expenses. The total liability recognized at December 31, 2017 in respect of the PSUP and Directors PSUP was less than $0.1 million (December 31, 2016 – less than $0.1 million and December 31, 2015 - $0.7 million) which is classified as a current liability, reported within trade and other payables.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(iii) 2013 PSU Plan (2013 PSUP)

A person holding PSUs issued under this plan is entitled to receive at vesting either a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of PSUs, or a combination of cash and equity. The choice of settlement is solely at the Company’s discretion.

A summary of the unit activity for the years ended December 31, 2017, 2016 and 2015 under the 2013 PSUP is presented below.

	December 31	December 31	December 31
	2017	2016	2015
Opening balance	4,670,104	2,088,902	1,152,464
Redeemed	(2,946,800)	(1,324,092)	(958,515)
Granted	4,410,812	4,046,139	1,960,463
Cancelled	(951,495)	(140,845)	(65,510)
	5,182,621	4,670,104	2,088,902

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive loss for the year ended December 31, 2017 in relation to the 2013 PSUP was $2.9 million (2016 - $4.9 million and 2015 - $6.8 million).

(iv) Deferred share units

A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion.

The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

As at December 31, 2017, a total of 315,790 DSUs were issued and outstanding. The DSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statements of operations and comprehensive loss for the year ended December 31, 2017 was $0.2 million (2016 - $0.4 million and 2015 - $0.4 million).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

18.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.

	2017	2016	2015
Net loss attributable to shareholders
Basic	($409,685)	($234,420)	($106,910)
Diluted	(409,685)	(234,420)	(106,910)
Weighted average number of shares
Basic	191,738,274	177,569,024	162,340,566
Diluted	191,738,274	177,569,024	162,340,566
Basic loss per share	($2.14)	($1.32)	($0.66)
Diluted loss per share	($2.14)	($1.32)	($0.66)

For the year ended December 31, 2017, 28,411,463 common shares which are issuable from outstanding stock options, 2013 PSUs, DSUs and from the 5.75% convertible debentures (2016 – 26,928,026 common shares and 2015 – 32,143,546 common shares ) were excluded from the calculation of diluted loss per share as they would be considered to be anti-dilutive.

19.	Cash

a) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.

b) Restricted cash

The Company does not have any restricted cash at December 31, 2017. At December 31, 2016, restricted cash of $4.6 million (C$6.2 million) represented collateralized cash held for a letter of credit securing C$20.5 million of closure bonds held with the Ontario Ministry of Northern Development and Mines (“MNDM”). This was released in 2017, following the sale of the Black Fox Complex.

20.	Decommissioning liability

As at December 31, 2017, the decommissioning liability consists of reclamation and closure costs for the San Dimas mine. As at December 31, 2016, the decommissioning liability consists of reclamation and closure costs for the San Dimas mine and the Black Fox Complex. The undiscounted cash flow amount of the total obligation was $30.7 million at December 31, 2017 (2016 - $59.6 million) and the present value of the obligation was estimated at $11.6 million (2016- $29.8 million).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	San Dimas	Black Fox	Total
Decommissioning liability, January 1, 2016	9,324	18,970	28,294
Accretion expense	723	320	1,043
Change in estimated timing of cash flows	(167)	620	453
At December 31, 2016	9,880	19,910	29,790
Accretion expense	766	208	974
Foreign exchange, estimated timing and other adjustments	1,000	-	1,000
Disposition	-	(20,118)	(20,118)
At December 31, 2017	$11,646	$-	$11,646

The discount rates used by the Company in 2017, and 2016 are based on prevailing risk-free pre-tax rates in Mexico and Canada, respectively, for periods of time which coincide with the period over which the decommissioning costs are discounted. The following table summarizes the assumptions used in provision for the years ended December 31, 2017 and 2016:

	Expected years	Discount rate	Inflation rate
2017
San Dimas	16 yrs	7.39%	3.50%
2016
San Dimas	17 yrs	7.75%	3.40%
Black Fox Complex	5 yrs	2.34%	2.00%

21.	Capital management

The Company’s primary objective in managing capital is to ensure sufficient liquidity through the conclusion of the Arrangement Agreement with First Majestic.

The Company’s capital items are the following:

	December 31	December 31
	2017	2016
Cash and cash equivalents	$20,966	$19,875
Undrawn revolving credit facility	4,799	25,000
Current debt	30,310	50,841
Long-term debt	47,625	52,906
Shareholders' equity	59,731	461,130

To support the Company’s capital management objectives, the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends. Utilization of the undrawn RCF requires consent from WPM.

As at December 31, 2017, the Company was not subject to any financial covenants and was in compliance with all non-financial covenants.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

22.	Financial instruments

The Company’s financial instruments at December 31, 2017 consist of cash and cash equivalents, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At December 31, 2017, the carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables, and the RCF are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the finance lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2017 or December 31, 2016 other than those discussed below.

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 10 (c)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the year ended December 31, 2017 a mark to market gain of $4.9 million (2016 – $9.0 million) was recognized in relation to the debentures.

The common share purchase warrants issued by the Company on June 24, 2016 (Note 17 a)) are considered derivative liabilities and were initially recognized at fair value and are subsequently measured at fair value during the term of the warrants. During the year ended December 31, 2017, a mark-to-market gain of $1.0 million (2016 - $3.6 million) was recognized in relation to the common share purchase warrants.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	December 31	December 31
Level 1	2017	2016
Investment in Fortune Bay (1)	$910	$1,160
5.75% convertible debentures (2,3)	47,625	52,500
Warrant liability (2)	44	1,066

1.	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
2.

The fair value of the 5.75% convertible debentures and the warrant liability are calculated using the respective market prices on the TSX Exchange as at the date of the statement of financial position.

3.

On March 13, 2018, the holders of the 5.75% convertible debentures voted to approve an amendment to the maturity date of the debentures to the day following the closing date of the Arrangement with full principal of $75 million paid on this date.

At December 31, 2017, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2016 – $nil).

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

a) Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2017 is considered to be negligible. The Company expects the outstanding VAT receivable from the Mexican tax authorities to be refunded or be offset against future tax payments. Approximately $15.2 million was refunded since July 2017.

The Company’s maximum exposure to credit risk at December 31, 2017, and 2016 is as follows:

	2017	2016
Cash and restricted cash	$20,966	$24,452
Trade and other receivables	1,241	1,962
Current and non-current taxes receivable	40,789	41,838
	$62,996	$68,252

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objectives and key guidelines for capital management, including management of long-term debt, are described in note 21. Further considerations in our liquidity risk are described in note 15 (c).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

If the Arrangement Agreement to sell the Company to First Majestic is terminated for any reason, there would be significant uncertainy as to whether the Company could discharge its commitments as they come due from cash from operations and collection of receivables without an extension of the RCF maturity date or other form of re-financing.

The table below shows the Company’s liquidity risk profile at December 31, 2017:

	Within 1	2-5	Total
(in thousands of U.S. dollars)	year	years

Cash and cash equivalents	$20,966	$-	$20,966
Trade and other payables	(19,593)	-	(19,593)
Revolving credit facility balance and interest	(30,657)	-	(30,657)
Finance lease liabilities	(109)	-	(109)
5.75% Convertible debentures and interest	(4,313)	(80,010)	(84,323)
Total	($33,706)	($80,010)	($113,716)

Refer to note 2 b) for the Company’s plans to address liquidity risk associated with the current working capital deficiency. The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense from continuing operations during the year ended December 31, 2017 was $0.9 million (2016 - $0.8 million and 2015 - $1.2 million).

c) Market risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in US dollars and costs are incurred principally in US dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in US dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, and as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entities whose taxable profit or loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2017, the Company recognized a loss of $4.5 million on foreign exchange (2016 – loss of $1.0 million and 2015 – gain of $0.1 million). Based on the above net exposures at December 31, 2017, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $1.6 million increase or decrease in the Company’s before-tax net loss from continuing operations (2016 - $1.4 million and 2015 - $0.03 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $0.2 million increase or decrease in the Company’s before-tax net loss from continuing operations (2016 - $2.7 million and 2015 - $1.6 million).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the revolving credit facility which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit before tax of $0.3 million (assuming $30.2 million drawn on the line of credit).

(iii) Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit before tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	2017	2016	2015
Gold price
10% increase	$14,081	$14,084	$18,091
10% decrease	(14,081)	(14,084)	(18,091)
Silver price
10% increase	$-	$222	$938
10% decrease	-	(222)	(938)

23.	Related party transactions

Compensation of key management personnel of the Company

The key management personnel of the Company are considered to be all directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer. Aggregate compensation recognized in respect of key management personnel of the Company including directors is as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	2017	2016	2015
Short-term employee benefits	$2,418	$3,122	$5,198
Share-based compensation	2,409	3,879	2,494
Termination benefits	1,395	1,172	-
	$6,222	$8,173	$7,692

As at December 31, 2017 $0.9 million (2016 - $0.6 million) of the short-term employee benefits were outstanding. All of the compensation of key management personnel was equivalent to that which would be incurred in an arm’s length transaction.

24.	Commitments and contingencies

(a) An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Certain of the properties included in the San Dimas mine and for which Primero holds legal title have been subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings were initiated against previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. As such, Primero initially has no standing to participate in them and may not receive timely notice of such actions brought or decisions rendered.

Since acquiring the San Dimas mine, Primero has been aware of four such Ejidos actions, three of which have been finally resolved in favour of Primero’s interests. Primero continues to challenge the fourth outstanding Ejidos’ legal claim to defend its position as the legitimate owner of the subject property. If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties. Further, there can be no assurance that Ejidos will not engage in legal proceedings to claim interests in properties owned by Primero in future.

(b) The Company has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors and officers are covered by directors’ and officers’ liability insurance.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in 2018. The Company intends to vigorously defend this class action lawsuit.

(c) As at December 31, 2017, the Company had entered into commitments to purchase plant and equipment totaling $0.1 million (December 31, 2016 - $0.5 million).

(d) Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

(e) Under the Silver Purchase Agreement, a subsidiary of Primero has a commitment to deliver 215 million ounces of silver to WPMI by October 15, 2031 (the “Minimum Silver Amount”). In the event the Minimum Silver Amount is not reached, a payment of $0.50 per ounce for the shortfall ounces is required (the “Minimum Silver Payment”). Goldcorp has indemnified Primero, and will ultimately be responsible for, any amount paid in respect of the Minimum Silver Payment.

25.	Subsequent events

On January 12, 2018, the Company announced that it entered into the Arrangement Agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Primero (the "Arrangement"). Under the terms of the Arrangement Agreement, all of Primero’s issued and outstanding common shares will be exchanged for First Majestic common shares on the basis of 0.03325 of a First Majestic common share for each Primero common share (the "Exchange Ratio").

Concurrent with execution of the Arrangement Agreement, First Majestic has entered into agreements with WPMI, a wholly-owned subsidiary of WPM whereby, following closing of the Arrangement, the current silver streaming interest at San Dimas held by WPM will be terminated and First Majestic and WPM will enter into a new stream arrangement based on 25% of the gold equivalent production at San Dimas (the "New Stream") with ongoing payments of $600 per gold equivalent ounce delivered under the agreement. As part of the transaction, WPM will receive 20,914,590 common shares of First Majestic having an aggregate value of $151 million.

The Arrangement will also provide for the issuance by First Majestic of an aggregate of approximately 226,476 replacement stock options (assuming no exercise of existing Primero options) to Primero optionholders who do not exercise their Primero options prior to the effective time of the Arrangement, at exercise prices adjusted by the Exchange Ratio. Under the Arrangement all existing warrants of Primero will become exercisable to acquire First Majestic common shares at exercise prices adjusted by the Exchange Ratio. The Arrangement will also provide that upon the Arrangement becoming effective all existing deferred share units and phantom share units of Primero will be paid out in cash in an amount equal to C$0.30 per deferred share unit or phantom share unit.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Certain additional amounts payable in connection with the Arrangement, include repayment of all amounts owing under Primero's existing RCF and the expected repayment of Primero's $75 million of outstanding convertible debentures.

On March 13, 2018, the Arrangement was approved by Primero shareholders. The Company is awaiting anti-trust clearance in Mexico. The Arrangement is expected to close in late April or early May 2018, subject to applicable regulatory approvals and the satisfaction of other customary conditions. In the event that the Arrangement does not close by April 30, 2018, the Company will seek an extension of the RCF.

On March 13, 2018, the debentureholders voted to approve an amendment to the maturity date of the debentures. Upon the closing of the Arrangement, the amendment of the trust indenture will accelerate the maturity date of the Primero Debentures to the next Business Day (as defined in the trust indenture) following the effective date of the Arrangement.

